7/10


07025274

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Ironbark Gold Limited

*CURRENT ADDRESS: Level 2, 16 Altona St. West Perth, WA 6005 Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35096

FISCAL YEAR:

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐
12G32BR	(REINSTATEMENT)	☐
DEF 14A	(PROXY)	☐
AR/S	(ANNUAL REPORT)	☐
SUPPL	(OTHER)	☑

OICF/BY:

DAT: 7/16/07

SCHEDULE I

Documents made public, filed or distributed since July 1, 2005

No	Document Date	Document Name
1.	June 11, 2006	Disclosure Document
2.	August 11, 2006	Admission to Official List
3.	August 11, 2006	Pre-Quotation Disclosure
4.	August 14, 2006	Appendix 1A: ASX Listing application and agreement
5.	August 14, 2006	Constitution
6.	August 16, 2006	Appointment of New Company Secretary
7.	August 16, 2006	Initial Director's Interest Notice x4
8.	August 21, 2006	Ironbark Acquires Further Zinc/Copper Projects
9.	August 21, 2006	MRO: Farm in Agreement with Ironbark Gold Limited - Captains
10.	August 29, 2006	Change of Director's Interest Notice
11.	September 4, 2006	Change of Director's Interest Notice
12.	September 21, 2006	Acquires Copper/Tungsten Proj & Expands Belara Base Metals
13.	October 19, 2006	Change of Registered office address
14.	October 27, 2006	First Quarter Activities & Cashflow Reports
15.	December 4, 2006	Ironbark & Graynic divest tungsten & tin projects
16.	December 4, 2006	GYN: Ironbark & Graynic divest tungsten & tin projects
17.	December 5, 2006	Broker Field Presentation
18.	December 22, 2006	Wolf priority offer record date - IBG and GYN
19.	January 11, 2007	Commences drilling at Captains Flat - Jerangle Prospect
20.	January 11, 2007	MRO ann: Drilling to commence at Jerangle, NSW
21.	January 17, 2007	Drilling Results - Belara Project

No	Document Date	Document Name
22.	January 31, 2007	Second Quarter Activities Report
23.	January 31, 2007	Second Quarter Cashflow Report
24.	February 14, 2007	WLF: Closes offer early and heavily oversubscribed
25.	March 1, 2007	Trading Halt
26.	March 1, 2007	Trading Halt Request
27.	March 2, 2007	Major Zinc Project Acquisition
28.	March 2, 2007	Media Release Ironbark Acquires Major Zinc Project
29.	March 2, 2007	Company Presentation
30.	March 7, 2007	Change of Director's Interest Notice x2
31.	March 8, 2007	Change of Director's Interest Notice
32.	March 14, 2007	Half Year Accounts
33.	March 16, 2007	Becoming a substantial holder for WLF
34.	March 28, 2007	Citronen Purchase Option Exercised & Director Appointment
35.	April 10, 2007	Trading Halt
36.	April 12, 2007	Fund Raising & Strategic Partnership Finalised
37.	April 18, 2007	Belara Initial Resource Estimate
38.	April 20, 2007	Notice of General Meeting
39.	April 23, 2007	Short Form Prospectus
40.	April 26, 2007	Appendix 3B
41.	April 30, 2007	Third Quarter Activities Report
42.	April 30, 2007	Third Quarter Cashflow Report
43.	May 3, 2007	Change of Director's Interest Notice
44.	May 10, 2007	Acquires further Zinc Projects

No	Document Date	Document Name
45.	May 11, 2007	Further Information of new Acquisitions
46.	May 17, 2007	Release from Escrow
47.	May 21, 2007	Citronen Project Update & Key Appointments
48.	May 21, 2007	Results of Meeting
49.	May 24, 2007	Change of Director's Interest Notice
50.	May 30, 2007	Placement Finalised
51.	May 31, 2007	Appendix 3B
52.	June 6, 2007	Becoming a substantial holder
53.	June 18, 2007	Issue of Directors options
54.	June 18, 2007	Appendix 3B
55.	June 28, 2007	ASX Circular: Share Split


ASX
AUSTRALIAN STOCK EXCHANGE



MARKET RELEASE

11 August 2006

Ironbark Gold Limited

ADMISSION TO OFFICIAL LIST

Ironbark Gold Limited was admitted to the Official List of Australian Stock Exchange Limited on Friday, 11 August 2006.

Official Quotation of the following securities will commence at 2.00 pm E.S.T. (12.00 pm W.S.T.) on Wednesday, 16 August 2006.

17,000,000 Ordinary shares fully paid

Security Code: IBG

Nicholas Ong
Senior Adviser, Issuers (Perth)

ASX Restricted Securities:

3,500,000 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.

2,000,000 ordinary shares fully paid issued on 31 May 2006 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

2,000,000 options exercisable at $0.30 exercisable on or before 10 August 2011 classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation.


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

11 August 2006

Ironbark Gold Limited

PRE-QUOTATION DISCLOSURE

Ironbark Gold Limited was admitted to the Official List of Australian Stock Exchange Limited on Friday, 11 August 2006.

Official Quotation of the following securities will commence at 2.00 pm E.S.T. (12.00 pm W.S.T.) on Wednesday, 16 August 2006.

The following information is released as pre-quotation disclosure.

1. Distribution schedule - Appendix 1A, paragraph 48.
2. Top 20 holders.
3. Terms and conditions of executive options.
4. Number and escrow period of restricted securities.
5. Ironbark Gold's intentions in relation to having legal title to Exploration Licences 6506, 6575 and 6576 transferred to it by the registered holders of those tenements.

Security Code: IBG

Nicholas Ong
<u>Senior Adviser, Issuers (Perth)</u>

Security Transfer Registrars Pty Ltd/ 10/[illegible]
IRONBARK GOLD LIMITED

[illegible] 100 TO LISTING [illegible]
Page 1
Date - 8/08/06
User - [illegible]
Time - 14 10.[illegible]

SPREAD OF HOLDINGS		HOLDERS	UNITS	% OF ISSUED CAPITAL
NIL HOLDING				
1 -	1,000			.00 %
1,001 -	5,000			.00 %
5,001 -	10,000	330	3,300,000	10.27 %
10,001 -	100,000	34	7,175,000	31.89 %
100,001 -		11	13,025,000	57.89 %
TOTAL ON REGISTER		465	22,500,000	100.00 %
TOTAL OVERSEAS HOLDERS		5	131,000	.82 %

ANALYSIS BY [illegible] (EXCLUDES [illegible] HOLDERS)

	HOLDERS	UNITS	% OF ISSUED CAPITAL
OVERSEAS	6	184,000	.82 %
AUSTRALIA :			
ACT	2	232,000	1.03 %
NSW	144	6,908,000	30.70 %
QLD	73	1,125,000	5.00 %
VIC	15	1,040,000	4.62 %
SA	14	197,000	.88 %
WA	139	10,784,000	47.93 %
TAS	2	30,100	.13 %
NT	0		.00 %
ADDRESS UNKNOWN	0		.00 %
	465	22,500,000	100.00 %

** ALL HOLDERS INCLUDED

*** COMMON HOLDERS MERGED INTO ONE HOLDING

Security Transfer Registrars Pty Ltd/ [illegible]

[illegible] LIMITED

	HOLDER NAME	DESIGNATION	UNITS	% OF ISSUED	UNITS	% OF ISSUED
1 *	ROBERTS [illegible]		1,500,000	[illegible]		
2 *	[illegible] KATRINA		1,[illegible],000	5.[illegible]		
3 *	[illegible] NICHOLAS		900,000	4.00%		
4	PORTFOLIO SECURITIES LIMI	PORTFOLIO [illegible]	[illegible],000	2.[illegible]		
5	[illegible] KATRINA PETA		500,000	[illegible]		
6	[illegible] FAMILY INVESTMENT	[illegible]	500,000	[illegible]		
7	[illegible] ANTHONY PETER + CO	ANTHONY P [illegible]	500,000	[illegible]		
8 *	[illegible] INVESTMENTS P L		450,000	[illegible]		
9 *	M A M MEDIA MARK CONS PL		450,000	2.00%		
10 *	[illegible] INVESTMENTS PTY LTD		40[illegible],000	[illegible]		
11 *	[illegible] INVESTMENTS PL		36[illegible],000	1.60%		
12	[illegible] ALLAN	[illegible] FAMILY A/C	32[illegible],000	[illegible]		
13 *	[illegible] DAVID		300,000	1.33%		
14	[illegible] MARGARET		2[illegible]0,000	[illegible]		
15	[illegible]		[illegible]0,000	1.20%		
16	[illegible] PTY LTD	[illegible] SUPER FUND	250,000	[illegible]		
17	[illegible] INVESTMENTS PTY LT		[illegible],000	[illegible]		
18	[illegible] HOLDINGS PTY LTD		215,000	[illegible]		
19 *	[illegible] M	[illegible] A/C	200,000	.89%		
20 *	[illegible] PTY LTD		200,000	.89%		
	*** TOP 20 TOTAL ***		[illegible]	[illegible]		

*** [illegible] HOLDERS INCLUDED

* - [illegible] HOLDER

TERMS OF EXECUTIVE OPTIONS

Following are the terms of the Options that have been issued to Mr A Byass and Mr J Downes pursuant to their Executive Employment Agreements.

Terms of Executive Options

(a) each Option entitles the holder, when exercised, to one Share;

(b) subject to (c) below the Options are exercisable on or before the date which is 5 years after the date of issue of the Options (**Expiry Date**);

(c) each Option will lapse:

 (i) immediately after the holder ceases to be an employee of the Company if he resigns within two years from the date of issue of the Options; or

 (ii) at the expiration of 60 days after the holder ceases to be an employee of the Company by reason of death, resignation or dismissal for redundancy of the holder.

(d) the exercise price is 30 cents each;

(e) an Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Option can be exercised;

(f) all Shares issued upon exercise of the Options will rank pari passu in all respects with the Company's then issued Shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of the Options;

(g) there is no current intention of the Company to apply for quotation of the Options on ASX;

(h) there are no participating rights or entitlements inherent in the Options and optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options. However, the Company will ensure that for the purposes of the proposed issue notice of the new issue will be given to optionholders at least seven (7) business days before the record date. This will give optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue; and

(i) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, all rights of the optionholders will be varied in accordance with the ASX Listing Rules.

IRONBARK GOLD LIMITED
ACN 118 751 027
('Company')

STATEMENT OF SECURITIES SUBJECT TO ESCROW

The Company confirms that the following Company securities are subject to escrow:

- 3,500,000 Ordinary Shares for the period of 24 months from the date of official quotation of the Company's Ordinary Shares on ASX.

- 2,000,000 Executive Options (exercisable at 30 cents each expiring 5 years from the date of issue) for the period of 24 months from the date of official quotation of the Company's Ordinary Shares on ASX..

- 2,000,000 Ordinary Shares for the period of 12 months from 31 May 2006.

Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005.
Postal: PO Box 935,
West Perth, 6872

T +61 8 9481 5600
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

10 August 2006

Australian Stock Exchange Limited
Company Announcements Platform

By E-lodgement

Dear Sirs

IRONBARK GOLD LIMITED – LEGAL TITLE TO EXPLORATION LICENCES

We refer to the letter dated 7 August 2006 from the Australian Stock Exchange Limited (**ASX**) to Ironbark Gold Limited (**Company**), in which ASX granted conditional approval for the admission of the Company to the Official List of ASX, subject to compliance with certain conditions.

In response to paragraph 2.2.5 of ASX's letter, the Company hereby confirms that it intends to have legal title to Exploration Licences 6506, 6576 and 6577 transferred to the Company by the registered holders, within two months of the date on which official quotation of the Company's ordinary shares commences. The Company presently holds a 100% beneficial interest in each Exploration Licence pursuant to Declarations of Trust referred to in the Company's prospectus dated 30 June 2006.

The Company also advises that it has received confirmation from each of the registered holders of their intention to complete the transfer documentation in accordance with the Company's abovementioned intention.

Yours faithfully

Jonathan Downes
Managing Director
Ironbark Gold Limited

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Part 1 - Application for admission to the official list

Name of entity	ACN
IRONBARK GOLD LIMITED	118 751 027

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	22,500,000	Fully paid ordinary shares
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class

+ See chapter 19 for defined terms.

Number not to be quoted	+Class
2,000,000	Unlisted Options (exercisable at 30 cents on or before the date which is 5 years from the date of issue). The Options are to be issued upon the Company being reasonably satisfied that it can satisfy ASX's pre-quotation conditions.

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Address: Level 2 16 Altona Street West Perth WA 6005 Telephone: (08) 9481 5600 Facsimile: (08) 9482 0505 Email: abyass@ironbarkgold.com.au
5	Address of principal +security registries for each +class of +security (including +CDIs)	Security Transfer Registrars Pty Ltd Suite 1, Alexandrea House 770 Canning Highway Applecross WA 6153
6	Annual balance date	30 June

Companies only
(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Jonathan Downes, Managing Director
8	Name and title of chairperson of directors	Peter Bennetto, Non-Executive Chairman

+ See chapter 19 for defined terms.

9	Names of all directors	Peter Bennetto, Non-Executive Chairman Jonathan Downes – Managing Director Adrian Byass – Technical Director Greg Campbell – Non-Executive Director
10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A.
11	Name and title of company secretary	Adrian Byass
12	Place of incorporation	Western Australia
13	Date of incorporation	10 March 2006
14	Legislation under which incorporated	Corporations Act 2001
15	Address of registered office in Australia	Level 2, 16 Altona Street West Perth WA 6005
16	Month in which annual meeting is usually held	November
17	Months in which dividends are usually paid (or are intended to be paid)	N/A
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+ See chapter 19 for defined terms.

18	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	N/A
20	Name and title of chairperson of directors of responsible entity	N/A
21	Names of all directors of the responsible entity	N/A
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
23	Name and title of company secretary of responsible entity	N/A
23A	Trusts only - the names of the members of the compliance committee (if any)	N/A
24	Place of registration of the entity	N/A
25	Date of registration of the entity	N/A

+ See chapter 19 for defined terms.

26	Legislation under which the entity is registered	N/A
27	Address of administration office in Australia of the entity	N/A
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	N/A
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

About the entity

All entities

	Tick to indicate you are providing the information or documents		Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Prospectus (spread requirements to be confirmed)
32	☐	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Attached (Item 1) PDF copy and 50 printed copies to be provided

+ See chapter 19 for defined terms.

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
33	☒	Cheque for fees	Attached to application
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS – Prospectus section 4.10
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Attached (Item 2)
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	To be provided
37	☒	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Attached (Item 3)
39	☒	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Attached (Item 4)
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Email – Nicholas Ong, 16 May 2006 attached (Item 5).
42	☒	A brief history of the entity or, if applicable, the group	Prospectus – section 2, 5.1.
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Attached (Item 6)

+ See chapter 19 for defined terms.

About the securities to be quoted

All entities

No.	Tick	Item	Where is the information or document to be found? (eg, prospectus cross reference)
43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Yes – Ordinary fully paid shares (in accordance with ASX Listing Rule 6.2)
44	☒	Voting rights of +securities to be quoted	Prospectus – section 12.1(b)
45	☐	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	To be provided from Security Transfer Registrars
46	☒	Terms of the +securities to be quoted	Prospectus – section 12.1
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	To be provided
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	To be provided
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	To be provided
50	☒	Terms of any +debt securities and +convertible debt securities	N/A
51	☒	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Deleted 24/10/2005.	

+ See chapter 19 for defined terms.

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

			Where is the information or document to be found? (eg, prospectus cross reference)
53	☒	The name of the vendor and details of any relationship of the vendor with us	Prospectus section 9. Solicitor's Report on Tenements Part 1 of Report.
54	☒	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	Details attached (Item 7)
55	☒	The date that the vendor acquired the +classified asset	Details attached (Item 7)
56	☒	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	Details attached (Item 7)
57	☒	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	Details attached (Item 7)
58	☒	Full details of the +classified asset, including any title particulars	Prospectus – section 9 Solicitor's Report on Tenements
59	☒	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	N/A – recently granted tenements
60	☒	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full.	Details attached (Item 7)
61	☒	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	N/A

+ See chapter 19 for defined terms.

About the entity's capital structure

All entities

No.	Tick	Item	Where is the information or document to be found? (eg, prospectus cross reference)
62		Deleted 1/9/99.	
63	☒	A copy of the register of members, if ASX asks	To be provided if ASX asks
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	N/A
65	☐	The terms of any +employee incentive scheme	N/A
66	☐	The terms of any +dividend or distribution plan	N/A
67	☒	The terms of any +securities that will not be quoted	Prospectus – section 11.2, Executive Employment Agreements (attached Item 2) and proposed Option Terms (attached Item 8)
68		Deleted 1/7/98.	
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	Prospectus – section 3.5
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☒	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not	Prospectus – section 3.5, 11.2 (refer to Item 3 of Appendix 1A)
73	☒	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not	N/A
74	☐	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	N/A

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A

78 - 79 Deleted 1/7/97

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	N/A

All entities meeting the assets test
(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☐	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	To be confirmed following capital raising (minimum raising $3 million)
81B	☒	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A
81C	☒	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A
82	☒	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	Prospectus – section 8 (Investigating Accountants Report)
83	☒	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	Prospectus – section 3.4
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	Prospectus – section 3.4
85		Deleted 1/9/99	
86		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	N/A
87A	☒	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	N/A
87B	☒	Audited balance sheet (if required) and audit report	N/A
87C	☒	Pro forma balance sheet and review	Prospectus – section 8 (Investigating Accountants Report)

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	Prospectus – sections 2, 3.2, 5.1. Mineral exploration.
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	Refer Appendix 1, Note 5 to the Investigating Accountant's Report, Prospectus, Section 8

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	N/A
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	N/A
110	☐	The date the information memorandum is signed	N/A
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg. prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	N/A
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	N/A
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	N/A

+ See chapter 19 for defined terms.

Where is the information or document to be found? (eg, prospectus cross reference)

116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	N/A
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	N/A

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

+ See chapter 19 for defined terms.

Other information

All entities

			Where is the information or document to be found? (eg, prospectus cross reference)
120	☒	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	Prospectus – section 11.2, 12.3
122	☒	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☒	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A
123A	☒	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	The Company was incorporated on 10 March 2006 and therefore has not prepared such accounts.

Mining exploration entities

124	☒	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	Prospectus – section 7 (Independent Geologist's Report) Please advise if more maps are required
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☒	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	Prospectus – section 9 (Solicitor's Report) Prospectus – section 7 (Independent Geologist's Report)
127	☒	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	N/A
128	☒	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	Prospectus – section 3.4 (Use of funds) Please advise if more information is required.
129	☒	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	Prospectus – section 7 (Independent Geologist's Report)

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.

- There is no reason why the +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated: 4 July 2006

EXECUTED BY
IRONBARK GOLD LIMITED
ACN 118 751 027 in accordance with
Section 127 of the Corporations Act

JONATHAN DOWNES
Director

ADRIAN BYASS
Name of Director

Director/Company Secretary

Name of Director/Company Secretary

+ See chapter 19 for defined terms.


RECEIVED
2007 JUL 10 A 11: 11

Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA. 6005,
Postal: PO Box 935,
West Perth. 6872

T +61 8 9481 5600
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

16 August 2006 **By Electronic Lodgement**

APPOINTMENT OF NEW COMPANY SECRETARY

Ironbark Gold Ltd is pleased to announce the appointment of Mr Stephen Brockhurst as its company secretary. The company advises that Mr Adrian Byass has resigned as company secretary in order to concentrate on his role as Executive Technical Director.

Yours faithfully

Jonathan Downes
Managing Director

19 October 2006 **By Electronic Lodgement**

IRONBARK GOLD LIMITED
CHANGE OF REGISTERED OFFICE LOCATION

The Company advises that the Registered Office is locating from the current address of:

Level 2, 16 Altona Street. WEST PERTH WA 6005

To new premises at:

Level 1, 350 Hay Street, SUBIACO WA 6008

PO Box 935, WEST PERTH WA 6872

The following contact details will commence from 19 October 2006
Phone: +61 8 6461 6350 Fax: +61 8 6210 1872

Yours faithfully

Jonathan Downes
Managing Director

MONARO MINING NL

ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

11 January, 2007 **ASX Announcement**

Ironbark Gold Limited commences drilling on Jerangle Prospect, NSW

The Directors of Monaro Mining NL (Monaro) are pleased to announce that Ironbark Gold Limited (Ironbark Gold) have commenced drilling operations at the Jerangle base-metal prospect located near Captains Flat, south-eastern NSW. The initial programme entails the completion of 6 diamond/RC holes for an aggregate of 1,100 metres and it is intended to confirm and extend historic copper/lead/zinc/gold and silver mineralisation delineated by previous explorers.

Subject to the fulfillment of a number of conditions, Ironbark Gold has the right to earn a 75% interest in the Captains Flat base metal project (Exploration Licence 6381). Monaro will retain a free carried interest up to a decision to mine.

The Captains Flat tenement covers a well endowed belt of Volcanic Massive Sulphide (VMS) base metal occurrences including Jerangle and the historic Lake George Mine which to 1962, produced approximately 4 million tonnes of high grade zinc-lead-copper-silver-gold.

Commenting on the start of drilling operations, Chairman of the Company, Mr Warwick Grigor, has said that:

"The Captains Flat tenement is one of the keystone projects of the Monaro IPO. Whilst the Company is now strongly focused on the uranium sector, its original concept of searching the Lachlan Fold Belt for gold and base metals will now I am sure, bear fruit. We are confident that the Ironbark Gold-Monaro Joint Venture will generate positive results from this drilling program."

For further information please contact:

Mart Rampe
Executive Director

Tele: 02 46479566

Or:

Warwick Grigor
Chairman

Tele: 02 92470077

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au




WOLF
Minerals Limited

6th February 2007

Wolf Minerals Limited closes offer early and heavily oversubscribed

Wolf Minerals limited (Wolf) has announced that it has closed its initial public offer (IPO) today (6th Feb. 2007) 3 weeks early due to overwhelming interest and support from both Ironbark Gold Ltd shareholders, Graynic Metals shareholders and the public. It is with great regret and disappointment that Wolf was unable to accept all applications from shareholders.

Wolf is raising $3,000,000 by placing 15,000,000 shares at $0.20. There was no allowance for oversubscription. The company plans to commence exploration and evaluation of its tungsten and tin projects immediately following its listing on the ASX.

Graynic Metals Ltd will receive 2,000,000 ordinary shares upon the successful listing of Wolf, as detailed in the prospectus, for 100% of the tin and tungsten rights at Yanco Glen 40km north of Broken Hill

The Directors and management of Wolf have strong technical backgrounds and a proven track record for adding value. These skills will be used to implement targeted exploration programs to grow the resources of the companies advanced exploration projects. Drilling is scheduled to commence at Yanco Glen in March.

The exploration license application at Kiawarra tin project has been granted and in addition the exploration license application at Burrandana tungsten project has been granted prior to listing, both of these tenements are owned 100% by Wolf. Exploration will begin concurrently with Yanco glen upon listing

Wolf expects to finalise the share allocations in the coming week with statements mailed shortly after. Due to the overwhelming public interest many applicants were not able to be processed and scale backs of other applications are expected. Wolf would like to thank its long term supporters and is looking forward to an exciting future.

Wolf will list on the ASX on 15th February 2007.

Humphrey Hale
Managing Director
+61 8 6364 3776
www.wolfminerals.com.au


ASX
AUSTRALIAN SECURITIES EXCHANGE



MARKET RELEASE

1 March 2007

IRONBARK GOLD LIMITED

TRADING HALT

The securities of IRONBARK GOLD LIMITED (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 5 March 2007 or when the announcement is released to the market.

Security Code: IBG

Vickrem Naicker
Senior Adviser


Ironbark Gold

Ironbark Gold Limited
Level 1, 350 Hay Street,
Subiaco 6008,
Western Australia.
Postal. PO Box 935,
West Perth, WA, 6872

T +61 8 6461 6350
F +61 8 6210 1872
www.ironbarkgold.com.au

1 March 2007

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Attention: Nicholas Ong

Manager - Perth Companies
Facsimile No.: 9221 2020

Dear Nicholas,

Trading Halt Request

Ironbark Gold Limited ("Ironbark") hereby requests a trading halt from ASX effective immediately, pending an announcement.

Ironbark requests the trading halt last from receipt of the request until the release of the announcement, in any case no later than the commencement of trading 5 March 2007.

Ironbark is not aware of any reason why the trading halt should not be granted.

Ironbark is not aware of any other information necessary to inform the market about the trading halt.

Should you have any queries regarding the above I will be happy to discuss such matters with you.

Yours faithfully

Jonathan Downes
Managing Director


IRONBARK GOLD LIMITED



12 April 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK RAISES $25,750,000 FOR THE DEVELOPMENT OF THE MAJOR CITRONEN ZINC PROJECT AND PROPOSES ENTERING INTO A STRATEGIC PARTNERSHIP WITH GLENCORE INTERNATIONAL AG

Ironbark Gold Limited (Ironbark) is pleased to report that, subject to shareholder approval, it has entered into subscription agreements with institutional, sophisticated and industry investors to issue 10,300,000 shares to raise $25.75 million at a price of $2.50 per share. These funds are considered adequate to conclude the purchase of the Citronen Zinc Project ($4,500,000 payment) and provide working capital to aggressively progress the Citronen Zinc Project towards a full feasibility study for a period of two years.

Ironbark has entered into a Heads of Agreement with Glencore International AG encompassing potential future funding, entering in an agency agreement to assist in marketing and the appointment of a non-executive Director to the Board of Ironbark.

Following the completion of this placement Merrill Lynch Equities (Australia) and Glencore International AG will become significant shareholders in Ironbark.

Further information regarding the placement and the purchase of the Citronen Zinc Project will be set out in a Notice of Meeting which will be forwarded to Ironbark shareholders shortly.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008
Tel: +61 86461 6350
Fax: +61 8 210 1872

17 May 2007

The Manager
Company Announcement Office
Australian Stock Exchange Limited

Release from Escrow

The Company advises that on 31 May 2007, 2,000,000 fully paid ordinary shares will be released from escrow.

The Company will apply to ASX for quotation of the fully paid ordinary shares so released.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008
Tel: +61 86461 6350
Fax: +61 8 210 1872





Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005,
Postal: PO Box 935,
West Perth 6872

T +61 8 9481 5800
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

ASX RELEASE

21 May 2007

RESULTS OF THE GENERAL MEETING OF MEMBERS

The Directors of Ironbark Gold Limited are pleased to announce that at the General Meeting of shareholders held today, all of the resolutions put to the meeting and detailed in the notice of meeting lodged with ASX were passed.

In accordance with section 251AA of the Corporations Act 2001 the Company hereby provides the following information:-

	Resolution 1	Resolution 2	Resolution 3
Proxies instructed to vote in the affirmative	6,009,617	6,009,617	6,009,617
Proxies instructed to vote in the negative	-	-	-
Proxies to vote at the discretion of the proxy	367,779	367,779	367,779
Proxies instructed to abstain from voting	900	900	900
Total proxy votes validly appointed	**6,378,296**	**6,378,296**	**6,378,296**

Yours faithfully

Jonathan Downes
Managing Director




RECEIVED
2007 JUL 10 A 11:13
CORPORATE FINANCE

Ironbark Gold

Ironbark Gold Limited
Level 1, 350 Hay Street,
Subiaco, 6008,
Western Australia,
Postal PO Box 735,
West Perth, WA 6872

T +61 8 6461 6350
F +61 8 6210 1872
www.ironbarkgold.com.au

ASX RELEASE

30 May 2007

$25,750,000 PLACEMENT FINALISED

Ironbark Gold Limited (IBG) is pleased to announce that the $25,750,000 placement issue has been finalised. The Company will apply to ASX for quotation of the securities.

For further information please contact the Company:

Yours faithfully

Jonathan Downes
Managing Director

CORPORATIONS ACT 2001

COMPANY LIMITED BY SHARES



Constitution
OF

IRONBARK GOLD LIMITED
A C N 118 751 027

SHELFORM (AUST)

LEVEL 3/12 ST GEORGE'S TERRACE PERTH
PO BOX Y3527 EAST ST GEORGES TERRACE 6832

TELEPHONE 9225 6133
FACSIMILE 9225 6212
MOBILE 0418 913 477



RESOLUTION OF THE MEMBER(S) OF IRONBARK GOLD LIMITED

To Adopt a Constitution

I/WE the undersigned being the only Member(s) of the **IRONBARK GOLD LIMITED** hereby **AGREE** and **RESOLVE** that the attached constitution be adopted as the constitution of the company.

Shareholders signature
KATRINA PETA DOWNES

Shareholders signature
MEGAN RUTH ROBERTS

Dated this day of March 2006

IRONBARK GOLD LIMITED

CONSTITUTION

CONTENTS

PARTS

CORPORATIONS ACT 2001

A COMPANY LIMITED BY SHARES

CONSTITUTION

OF

IRONBARK GOLD LIMITED

PART 1 DEFINITIONS

Definitions

1.1 The following words have these meanings in these Clauses unless the contrary intention appears.

"Act" and **"Regulations"** means the Corporations Act 2001 and the corporations Regulations.

"Alternate Director" means a person appointed as alternate director under Clause 13.6.

"Auditor" means the auditor or auditors for the time being of the Company.

"ASX" means the Australian Stock Exchange Limited.

"Business Days" means those days other than a Saturday, Sunday, New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day on which ASX shall declare and publish not a business day.

"Chess" means the Clearing House Electronic Sub-Register System established and operated by the ASX including but not limited to:

(a) the clearing and settlement of transaction in CHESS approved securities;

(b) the transfer of Securities; and

(c) the registration of transfers.

"Chess approved securities" means securities of a company of which CHESS approval has been given in accordance with the SCH Business Rules.

"Chess sub-register" means that part of a company's register for a class of the company's CHESS approved securities that is administered by SCH and that records uncertificated holdings of securities in that class.

"Company" means **IRONBARK GOLD LIMITED A C N 118 751 027**

"Constitution" means this Constitution as amended from time to time.

"Director" means a director for the time being of the Company, and where appropriate includes Alternate Director.

"Dividend Interest" means the right a member to receive dividends under this Constitution or any law.

"ASX" means the Australian Stock Exchange Limited.

"Executive Director" means a person appointed as executive director under Clause 13.36.

"Home Branch" means the State Branch of the ASX designated to the Company by the ASX.

"Listed" means in relation to the Company, the Company being and remaining admitted to the official list of the ASX.

"Listing Rules" means the Listing Rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

"listed Securities" means any shares, share options, stock, debentures, debenture stock or other securities for the time being issued by the Company and officially quoted by the ASX.

"Managing Director" means the person appointed as managing director under Clause 13.36.

"Market Transfer" means:

(a) a transfer of shares in the Company where the transfer is pursuant to or connected with a transaction entered into on the stock market operated by the ASX and for the avoidance of doubt includes SCH transfer; or

(b) an allotment of shares in the Company as a result of the exercise of any rights, options or convertible notes where such rights, options or notes are traded on a market operated by the ASX.

"Member" means a person for the time being entered in the Register as a member of the Company.

"Prescribed Information" means information as to whether shares are held beneficially by the holder of the shares and, if not, who has beneficial interests in the shares, whether the holder of the shares or any person who has a beneficial interest in the shares is in the position to exercise control of another licence (giving particulars of any such position) and any other information which the Directors consider is necessary or desirable for determining the eligibility of that person or any other person to hold or continue to hold shares in the Company having regard to the provisions of the Act.

"Proper SCH transfer" has the same meaning as that term under the Act.

"Register" means the register of members of the Company to be kept by the Company.
"Registered Address" has the meaning ascribed by Clause 36.

"Registered Office" means the registered office form the time being of the Company.

"Restricted Securities" has the meaning as ascribed to it by the Listing Rules.

"SCH business rules" has the same meaning as that term has in the Act.

"Seal" means the common seal for the time being of the Company.

"Secretary" means a person appointed by the Directors under Clause 14.1 to perform the duties of secretary of the Company.

"State" means the state or territory in which the Company is from time to time registered

"Voting interests" means the right of a member to exercise a vote at any meeting of the Company under this Constitution or any law.

"Winding up interests" means the right under this Constitution or any law for a member to receive a share in the property of the Company that could be distributed among the members of the Company if the property of the Company was distributed among the members, whether as a result of winding up or otherwise.

"Writing" includes printing, typing and other methods of representing or reproducing words in a visible form and **"written"** has a corresponding meaning.

PART 2 INTERPRETATION

2.1 **In this Construction:**

(a) words importing any gender include all other genders;

(b) the word person includes a firm, a body corporate, unincorporated association or an authority;

(c) the singular includes the plural and vice versa;

(d) a reference to a statute or code or the Act (to a provision of the same) means the statute, code or the Act(or provisions of the same) as modified or amended and in operation for the time being, or any statute, code or provision enacted (whether by the state or commonwealth of Australia) in its place and includes any regulation or rule for the time being in force under the statute, code of the Act.

2.2 Unless the contrary intention appears in this constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Act, the same meaning as in that provision of the Act.

2.3 Headings are inserted for convenience and do not affect the interpretation of this Constitution.

2.4 Where the phrase "permitted by the Listing Rules" or such similar phrase is used in this Constitution that expression under this Constitution shall be deemed to include any act, omission or transaction which is subject to a waiver of the Listing Rules by the ASX.

Replaceable Rules not to apply

2.5 The Replaceable Rules contained in the Act do not apply to the Company.

PART 3 SHARE CAPITAL AND VARIATION OF RIGHTS

Directors to issue shares

3.1 Without prejudice to any special rights previously conferred on the holders of any existing shares or a class of shares but subject to the Act and the listing Rules, except as the Company in general meeting may when authorising any issue of shares otherwise direct and subject to this Constitution, shares in the Company are under the control of the Directors who may allot or dispose of all or any of the same to such person at such times at such price and on such terms and conditions and having attached to them such preferred, deferred or other special rights or such restrictions whether with regard to dividend, voting, return of capital or otherwise and whether as preference shares that are at the option of the Company likely to be redeemed as the Directors think fit.

3.2 Subject to the Listing Rules the Directors have the right to grant to any person options or other securities with rights of conversion to shares or pre-emptive rights to any shares for any consideration and for any stock.

3.3 The Directors have the right to settle the manner in which fractions of a share, however arising, are to be dealt with.

3.4 The Directors may not, without the prior approval of a resolution of the Company in general meeting, allot any shares in the company to a person where the allotment would have the effect of transferring a controlling interest in the Company.

3.5 A Director or any person associated with a Director may not participate in an issue by the Company of shares under Clause 3.1 or options or other securities under Clause 3.2 unless the participation of the Director or the person associated with a director in the issue is permitted under the Listing Rules.

Variation of rights

3.6 If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of the issue of the shares of that class), whether or not the Company is being wound up, be varied or abrogated in any way with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at separate meeting of the holders of the shares of that class. Any variation under this Clause shall be subject to Section 246B to 246E of the Act.

3.7 The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with the necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by 2 persons who, between them, hold or represent one-third of the issued shares of that class; and

(b) any holder of shares of the class, present in person or by proxy, attorney or representative appointed under Clause 10.2 may demand a poll.

3.8 The rights conferred on the holders of the shares of any class are not deemed to be varied by the creation or issue of further shares ranking equally with the first-mentioned shares unless otherwise:

(a) expressly provided by the terms of the issue of the first-mentioned shares; or

(b) required by the Corporations Act 2001.

Commission on brokerage

3.9 The company may exercise the power to pay brokerage or commission conferred by the Act. The rate or the amount of brokerage or commission paid or agreed to be paid must be disclosed in the manner required by the Act.

3.10 The brokerage or commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or other securities or partly by the payment of cash and partly by the allotment of fully or partly paid shares or other securities.

3.11 The Company shall comply with the requirements of the Act and the Listing Rules in payment of such brokerage or commissions.

Recognition and disclosure of interests

3.12 Except as required by the Law, the Company is not bound or compelled in any way to recognise a person as holding a share on any trust.

3.13 The Company is not bound or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future of partial interest in any share or unit of a share or (except as otherwise provided by this Constitution or by law any other right in respect of a share except an absolute right of ownership in the registered holder.

Uncertificated Holdings and Electronic Transfer

3.14 Notwithstanding any other provision in this Constitution, the Directors may determine not to issue a share certificate or option certificate or may determine to cancel such a certificate without issuing any certificate in its place, if that determination is not contrary to the Act or the Listing Rules.

3.15 The Directors may do any thing they consider necessary or desirable and which is permitted under the Act and the Listing Rules to facilitate the participation by the Company in CHESS developed by the ASX or in any computerised electronic system established or recognised by the Act or the Listing Rules for the purposes of facilitating dealings in shares or securities. Where the securities of the Company are CHESS approved securities the Company shall comply with the SCH Business Rules.

Share Holdings Statements

13.16 Where the Directors of the Company have pursuant to Clause 3.15 determined not to issue share certificates or to cancel existing share certificates a member shall have the right to receive such statements of the holdings of the member as are required to be distributed to a member under the Act and Listing Rules.

Share Certificates

13.17 Subject to Clause 3.13 - 3.15 if the Directors determine to issue a certificate for shares held by a member the following provisions apply:

(a) A person whose name is entered as a Member in the Register or as an option holder in the register of options is entitled without payment to receive a certificate in respect of shares or options registered in the persons name issued in accordance with the Act but, in respect of shares or options held jointly by several persons, the Company is not bound to issue more than one certificate;

(b) Delivery of a certificate for a share may be affected by delivering it personally to the holder or by posting in a prepaid envelope addressed to the holder at the address shown in the Register or by delivering it or posting the certificate in accordance with the written instructions of the holder . Delivery of a certificate for a share to one or several joint holders is sufficient delivery to all such holders;

(c) Where satisfactory evidence has been received by the Company that the certificate for shares previously issued has been stolen. Lost or destroyed and has not been pledged, charged, sold or otherwise disposed of, and the holder has undertaken in writing to the Company to return any such certificate if it is found or received by the holder, then the Company must issue a replacement certificate in accordance with the Act;

(d) Where the certificate for shares previously issued has been worn out or defaced and has been surrendered to the Company for cancellation and has been cancelled the person whose name is entered as the Member in respect of those s in the Register is entitled to receive a replacement certificate in accordance with the Act and the Listing Rules;

(e) The Directors may determine the number of shares to be issued in any one certificate;

(f) Every certificate for shares must be issued in accordance with the Act and the Listing Rules.

Joint holders of shares

3.18 Where two (2) or more persons are registered as joint holders of shares they are deemed to hold the shares as joint tenants.

Restricted Securities

3.19 The Company shall comply in all respects with the requirements of the Listing Rules with respect to Restricted Securities; without limiting the generality of the foregoing:

(a) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the ASX;

(b) the Company will refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or the ASX;

(c) during a breach of Listing Rules relating Restricted Securities, or a breach of restriction agreement, then holder of a Restricted Securities is not entitled to any dividends or distribution, or voting rights, in respect of the Restricted Securities.

PART 4 LIEN

Lien on shares

4.1 The Company has a first and paramount lien on every share (other than a fully paid share) for all money (whether presently payable or not) called or payable at a fixed time in respect of that share and such lien extends to all dividends, rights and other distributions from time to time declared paid or made in respect of that share. Such lien extends to cover reasonable interest (not exceeding 10% per annum) and expenses incurred because such monies are unpaid.

4.2 The Company also has a first and paramount lien on all shares (other than fully paid shares) registered in the name of a member for all money presently payable by that member of the Company and all money which the Company may be called on by law to pay in respect of the shares of that Member.

4.3 Whenever any law for the time being of any country, state or place imposes any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any share registered in the name of any Member (whether solely or jointly with others) or in respect of any dividends or other moneys paid or due or payable or which may become due or payable to that Member by the Company or in respect of any of those shares the Company in that case:

(a) is fully indemnified by that Member or that Member's executor or administrator from all that liability;

(b) has a lien on the shares registered in the name of the Member for all money paid or payable by the Company in respect of those shares under or in consequence of any such law together with interest at the rate. not exceeding 20% per annum, determined by the Directors from the date of payment to the date of repayment;

(c) has a lien on all dividends, payable in respect of the shares registered in the name of that Member for all moneys paid by the Company in respect of those shares or in respect of any such dividends under or in consequence of any such law together with interest at the rate. not exceeding 20% per annum, determined by the Directors from the date of payment to the date of repayment and may deduct or set off against any of those dividends or other moneys any of those moneys paid by the Company together with interest;

(d) may recover as a debt from such Member or that Member's executor or administrator wherever constituted or situated any moneys paid by the Company under any such law; and

(e) may if any such money is paid by the Company under any such law refuse to register a transfer of any shares other than by a Market Transfer by any such Member or that Member's executor or administrator until such money and interest have been set off or deducted as aforesaid or have been otherwise paid to the Company.

Nothing in this Constitution prejudices or affects any right or remedy which any such law may confer on the Company and as between the Company and every such Member, that Member's executors, administrator and estate wherever constituted or situated any right or remedy which such law confers on the Company is enforceable by the Company.

4.4 The Company may do all such things as may be necessary or appropriate for it to do under the SCH business rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

4.5 The Directors may at any time exempt a share wholly or in part from the provisions of Clauses 4.1 to 4.3.

4.6 The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the claim to the transferee.

Sale under lien

4.7 Subject to Clauses 4.8 and 4.9. the Company may sell, in such a manner as the Directors think fit, any share on which the Company has a lien as if the share were forfeited.

4.8 A share on which the Company has a lien may not be sold by the Company unless:

(a) a sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder for the time being of the of the share or the person entitled to the share by reason of death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

Transfer on sale under lien

4.9 For the purpose of giving effect to a sale mentioned in Clause 4.7, the Company may receive the consideration (if any) given for the sale so sold and may (if required) execute a transfer of the share sold in favour of the person to whom the share is sold or where the transfer of shares is to be effected as a Market Transfer, the Company may do all such things as may be necessary or appropriate for it to do to effect the transfer.

4.10 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

Proceeds of sale

4.11 The proceeds of a sale mentioned in Clause 4.7 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed on the share before the sale) be paid to the person entitled to the share at the date of sale.

PART 5 CALLS ON SHARES

Directors to make calls

5.1 The Directors may, subject to compliance with the requirements of the Act, the Listing Rules and the original terms of the issue of the shares, make calls on a Member in respect of any money unpaid on the shares of that Member.

5.2 A call may be made payable by instalments.

5.3 The Directors may revoke or postpone a call.

5.4 A call must be made in accordance with the Listing Rules.

Time of call

5.5 A call is deemed to be made at the time when the resolution of the Directors authorising the call is passed.

Notice of call and Member's Liability

5.6 Each Member must, on receiving at least 15 Business Days notice (or such longer periods as the Listing Rules shall require) specifying:

(a) the name of the Member;

(b) the number of shares held by the Member;

(c) the amount of the call;

(d) the due date for payment of the call;

(e) the consequence of non-payment of the call;

(f) the taxation deductions applicable (if any) and how they may be applied for;

(g) market details regarding the shares and any other shares in the Company as required by the Listing Rules and;

(h) such other information as required by the Listing Rules;

pay to the Company at the time or times and places so specified the amount called on the shares.

5.7 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

5.8 The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

Interest on default

5.9 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from and including the day for payment to the time of actual payment at the rate, not exceeding 20% per annum, determined by the Directors, but the Directors may waive payment of that interest wholly or in part.

Fixed instalments deemed calls

5.10 Subject to the Listing Rules any sum that, by the terms of the issue of a share, becomes payable on allotment or at a fixed date is deemed for the purposes of this Constitution to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and in the case of non-payment, all the relevant provisions of the Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum held become payable by virtue of a call duly made and notified.

Differentiation between shareholders as to calls

5.11 The Directors, may on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

Prepayment of calls

5.12 The Directors may accept from a Member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

5.13 The Directors may authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at rate, not exceeding the prescribed rate, as is agreed on between the Directors and the Members paying the sum.

5.14 For the purposes of Clause 5.13, the prescribed rate of interest is:

(a) if the Company has, by resolution, fixed a rate- the rate so fixed; and

(b) in any other case- 10% per annum.

PART 6 TRANSFER OF SHARES

Forms of instrument of transfer

6.1 Subject to this Constitution, a Member may transfer all or any of the Members shares by:

(a) by a Market Transfer in accordance with the computerised or electronic system established or recognised by the Listing Rules or the Act for the purposes of facilitating dealings in the shares, including a transfer that may be effected pursuant to the SCH business rules or some other computerised or electronic transfer process; and

(b) an instrument which is:

(i) in writing in any usual or common form or in any other form that the Directors approve;

(ii) a sufficient instrument or transfer of marketable securities under Section 1101 of the Act ;

(iii) in a form approved by the ASX, or

(iv) in any other usual or common form.

Registration procedure

6.2 Where an instrument of transfer referred to in Clause 6.1(b) is to be used by a Member to transfer shares the following provisions apply:

(a) it must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Act;.

(b) The instrument of transfer must be left for registration at the share registry of the Company, accompanied by the certificate for the shares to which it relates (if any) and such information as the Directors properly require to show the right of the transferor to make the transfer, and in that event, the Company must, subject to the powers vested in the Directors by this Constitution, register the transferee as a shareholder;

(c) The Company must register all registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmissions receipts and mark and note transfer forms without charge except in the case where the Company issues certificates for shares where the issue of a certificate is to replace a certificate lost or destroyed;

(d) On registration of a transfer of shares, the Company must cancel the old certificate (if any);

6.3 A transferor of shares remains the holder of the shares until the transfer (if any) is registered and the name of the transferee is entered in the Register in respect of the shares. The right to any dividends declared on any shares subject to a transfer will be determined by a reference to the record date for the purposes of that dividend and the date of registration of the transfer.

Market transfer

6.4 In the case of a Market Transfer the Company must comply with such obligations as imposed on it by the Listing Rules and where appropriate the SCH business rules in connection with any transfer of shares.

Directors power to decline to register

6.5 The Directors may decline to register any transfer of shares (other than a Market Transfer) where:

(a) the Listing Rules or SCH Business Rules permit the Company to do so; or

(b) the Listing Rules or SCH Business Rules require the Company to do so.

6.6 If in the exercise of their rights under Clause 6.5 the Directors refuse to register a transfer of a security they must give written notice in accordance with the Listing Rules of the refusal to the transferee and the broker lodging the transfer (if any) Failure to give such notice will not invalidate the decision of the Directors.

6.7 Notwithstanding any other provisions contained in this Constitution, the Company may not prevent, delay or interfere with the registration of a Market Transfer where to do so would be contrary to the provisions of any of the Listing Rules or the SCH business rules.

Closure of the register

6.8 Subject to the Act the Listing Rules and the SCH business rules the Company may at any time close the Register for a period not exceeding in whole 30 days in any year.

Company to retain instrument of transfer

6.9 The Company must retain every instrument of transfer it receives pursuant to the terms of this part for registration for such periods as the Directors determine.

6.10 Where the Directors refuse registration of a transfer under this Constitution, the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

Other securities

6.11 The provisions of Clause 6 shall apply with necessary alterations to any Listed Securities for the time being issued by the Company.

PART 7 TRANSMISSION OF SHARES

Transmission of shares on death of holder

7.1 In the case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where the deceased was a sole holder, are the only persons recognised by the Company as having any title to the deceased's interest in the shares, but this Clause does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by the deceased with other persons.

Right to registration on death or bankruptcy

7.2 Subject to the Bankruptcy Act 1966, a person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, on such information being produced as is properly required by the Directors, either elect to be registered as a holder of the share or nominate another person to be registered as the transferee of the share. Where the surviving joint holder becomes entitled to a share in the consequence of the death of a Member the Directors must, on satisfactory evidence of that death being produced to them, direct the register to be altered accordingly.

7.3 If a person becoming entitled elects to be registered as a holder of the share under Clause 7.2 the person must deliver or send to the Company a notice in writing signed by the person in such form as the Directors approve stating that the person so elects.

7.4 If the person becoming entitled nominates another person to be registered as he transferee of the under Clause 7.2 the person must do all things necessary or appropriate to effect the transfer.

7.5 All limitations, restrictions, and provisions of the Constitution the Listing Rules SCH business rules or the Act relating to the right to transfer, and the registration of transfer of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the Member had not occurred and the actions and procedures taken to effect the transfer were actions taken by that Member.

Effect of transmission

7.6 If the registered holder of a share dies or becomes bankrupt, the personal representative or the trustee of the estate of the registered holder, as the case may be, is, on the production of such information as is properly required by the Directors, entitled to the same dividends and advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if the registered holder had not died or become bankrupt.

7.7 If 2 or more persons are jointly entitled to any share in consequence of the death of the registered holder, they are, for the purpose of this Constitution, deemed to be joint holder of the share.

Market Transfers not effected

7.8 In the case of a Market Transfer the provisions of this Clause 7 are subject to any such obligation as may be imposed on the Company or the person entitled to the shares in the death or bankruptcy of a Member by the Listing Rules, SCH business rules or any law.

PART 8 FORFEITURE OF SHARES

Notice requiring payment of call

8.1 If a Member fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the Member requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that have been incurred by the Company by reason of such non-payment.

8.2 The notice must name a further day being the date 10 Business Days after the day for payment of the call or instalment on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for failure to comply with notice

8.3 If the requirements of a notice served under Clause 8.1 are not complied with, any share of which a call is unpaid at the expiration of 10 Business Days after the date for its payment is there upon forfeited without any resolution of the Directors to that effect.

8.4 Such a forfeiture includes all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

8.5 Any share forfeited under Clause 8.3 may be sold, re-allotted or otherwise disposed of to whom and on such terms and conditions, subject to the Act and Listing Rules, as the Directors think fit.

8.6 If any share is forfeited under Clause 8.3, notice of the forfeiture must be given to the Member holding the share immediately prior to the forfeiture and any entry of forfeiture with the date thereof must be made on the Register.

8.7 The Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

Cancellation of forfeiture

8.8 At any time before the sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

Effect of forfeiture on former holder's liability

8.9 A person whose shares have been forfeited ceases to be a Member in respect of the forfeited shares, but remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares (including interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of forfeiture on the money for the time being unpaid if the Directors think fit to enforce payment of the interest and also expenses owing), but that person's liability ceases if and when the Company receives payment in full of all money (including interest and expenses) so payable in respect of the shares.

Evidence of forfeiture

8.10 A statement in writing declaring that the person making the statement is a director or the secretary of the Company, and that the share in the Company has been duly forfeited in accordance with this Constitution on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

Transfer of forfeited share

8.11 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may effect a transfer of the share in favour of the person to whom the share is sold or disposed.

8.12 Upon the effecting of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

8.13 The title of the transferee to the share is not effected by any irregularity or invalidity in connection with the forfeited share, sale or disposal of the share.

Forfeiture applies to non-payment of instalment

8.14 The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of the issue of the share, become payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified.

8.15 Where the transfer of forfeited shares is to be effected by a SCH regulated transfer, the Company may do all such things as may be necessary or appropriate for it to do under SCH business rules.

Listing Rules

8.16 The Company shall comply with the Listing Rules with respect to forfeited shares.

PART 9 GENERAL MEETINGS

Annual General Meetings

9.1 Annual general meetings of the Company are to be held in accordance with the Act and Listing Rules.

General Meeting

9.2 A Director may convene a general meeting of the Company whenever they think fit provided that if there are no Directors holding office the Secretary shall convene a general meeting for the purpose of electing Directors.

Notice of General Meeting

9.3 Subject to the Listing Rules and the provisions of the Act relating to special resolutions and agreements for shorter notice, at least 28 days' notice (exclusive of the day on which the notice is served or deemed to be served and of the day for which notice is given) specify the place, day and the hour of the meeting and, in the case of special business, the general nature of that business, must be given to such persons as are entitled to receive notices from the Company for the purposes of receipt of proxy appointments the notice must specify a place and fax number and may specify an electronic address.

9.4 The non-receipt of a notice of a general meeting by, or the accidental omission to give notice of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting.

Special business of general meeting

9.5 All business that is transacted at a general meeting is special with the exception at an annual general meeting of the declaration of a dividend, the consideration of accounts and the reports of the Directors and the Auditor, the appointment of the Auditor and the election of Directors.

Requisitioned meeting

9.6 A general meeting shall also be convened on requisition as is provided for by the Act or in default may be convened by such requisitionists as empowered to do so by the Act.

Objects of requisitioned meeting

9.7 The requisition for a general meeting must state any resolution to be proposed at the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents if the writing of the request is identical in each copy each signed by one or more of the requisitionists.

Expenses of requisitioned meeting

9.8 Any reasonable expenses incurred by the requisitionists by reason of failure of the Directors to convene a general meeting must be paid to the requisitionists by the Company and any sum so paid may be recovered by the Company in the manner provided in Section 249E (5) of the Act.

Postponement or cancellation of meeting

9.9 The Directors may postpone or cancel any general meeting whenever they think fit (other than a meeting convened as the result of a requisition under Clause 9.6).

Notice to ASX

9.10 The Company shall notify the ASX:

(a) of any general meeting at which the Directors are to be elected at least 20 Business Days before the earliest intended date of the general meeting and that notice shall state that nominations for the election to the office of Director is to be received not later than 5 Business days after the date that the notice to the ASX bears, or any intended time as the Directors shall determine;

(b) of any general meeting (other than a meeting to pass a special resolution) at least 10 Business Days before such meeting is held; and

(c) of any general meeting convened to pass a special resolution, at least 15 Business Days before such meeting is held.

9.11 A notice convening a general meeting must:

(a) set out the place, date and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and;

(b) state the general nature of the meeting's business; and

(c) if a special resolution is proposed at the meeting- set out an intention to propose the special resolution and state the resolution; and.

(d) if a Member is entitled to appoint a proxy- contain a statement in writing setting out the following information:

(i) that the Member has a right to appoint a proxy;

(ii) whether or not the proxy needs to be a Member of the Company;

(iii) that a Member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

PART 10 PROCEEDINGS AT GENERAL MEETINGS

Representation of a Member

10.1 Any Member may be represented at any general meeting of the Company by a proxy or attorney.

10.2 If a body corporate is a Member it may also, by resolution of its Directors or other governing body, authorise such person as it thinks fit to act as its representative either in a particular general meeting or at all general meetings of the Company or of any class of Members.

10.3 A person authorised under Clause 10.2 is, in accordance with that authority and until it is revoked by the body corporate, entitled to exercise the same powers on behalf of that body corporate as the body corporate could exercise if it were a natural person who was a Member.

10.4 Unless the contrary intention appears, a reference to a Member in the succeeding provisions of this Part 10 means a Member, a proxy or power of attorney of a Member or a person appointed under Clause 10.2 to represent a corporate body which is a Member.

Quorum

10.5 No business may be transacted at any general meeting unless a quorum is present comprising 3 Member (or one Member if the Company has only one Member) present in person or by proxy, attorney or representative appointed under Clause 10.2 and entitled to vote at the meeting. If a quorum is present at the beginning of a meeting it is deemed present throughout the meeting unless the chairman of the meeting otherwise declares, on the chairman's own motion or at the insistence of a Member, proxy, attorney or representative appointed under Clause 10.2.

Failure to achieve a quorum

10.6 If a meeting is convened on the requisition of Members and a quorum is not present within half an hour from the time appointed for the meeting, the meeting must be dissolved.

10.7 If a meeting is convened in any other case and a quorum is not present within half an hour from the time appointed for the meeting:

(a) the meeting must be adjourned to such day, time and place as the Directors determine or if no determination is made by them to the same day in the next week at the same time and place; and

(b) if a at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting:

(i) 2 Members present in person or by proxy, attorney or representative appointed under Clause 10.2 constitute a quorum; or

(ii) where 2 such persons are not present - the meeting must be dissolved.

Appointment and powers of chairman of general meetings

10.8 If the Directors have elected one of their number as chairman of their meeting, that person must preside as chairman at every general meeting.

10.9 If a general meeting is held and:

(a) a chairman has not been elected as provided by in Clause 10.8; or

(b) the chairman is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act, then the deputy chairman elected under Clause 13.16 (if any) must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be chairman of the meeting, or, if no Director is present or if all Directors present decline to take the chair, the members present must elect one of their number as chairman of the meeting.

10.10 The chairman is responsible for the general conduct of a general meeting and may make rulings and in addition to any general power to adjourn may adjourn the meeting without putting the question to the vote if such action is required to ensure the orderly conduct of the meeting.

Adjournment of general meeting

10.11 The chairman may, with the consent of any meeting at which a quorum is present, and must if so directed by the meeting, adjourn the meeting from a day to day, time to time and from place to place, but no business may be transacted at any adjourned meeting other than business left unfinished at the meeting from which the adjournment took place.

10.12 When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

10.13 Except as provided by Clause 10.12, it is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

Voting at general meetings

10.14 At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded:

(a) By the chairman;

(b) by not less than 5 members having the right to vote at the meeting: or

(c) by a Member or Members present who are together entitled to not less than 5% of the total voting rights of all the Members having the right to vote on the resolution at the meeting.

A poll may be demanded:

(a) before a vote is taken;

(b) before the voting results on a show of hands are declared; or

(c) immediately after the voting results on a show of hands are declared.

Unless a poll is properly demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against the resolution provided that the declaration reflects the show of hands and the votes of the proxies received.

Before a vote is taken the chairman must inform the meeting whether any proxy votes have been received and how votes are to be cast.

Questions decided by majority

10.15 Subject to the requirements of the Act in relation to special resolutions, a resolution is taken to be carried if the proportion that the number of votes cast in favour of the resolution exceeds one half of the total number of votes cast on the resolution.

Poll

10.16 If a poll is properly demanded, it must be taken in such a manner and (subject to Clause 10.17) either at once or after an interval or adjournment or otherwise as the chairman directors, and the result of the poll is the resolution of the meeting at which the poll was demanded.

10.17 A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

10.18 The demand for a poll may be withdrawn.

Equality of votes

10.19 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, in addition to the vote or votes (if any) to which the chairman may be entitled as a Member, proxy, representative or attorney shall not have a casting vote.

Entitlement to vote

10.20 Subject to any rights or restrictions for the time being attached to any class or classes of shares at a general meeting of Members or classes of Members:

(a) each Member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a Member or a proxy, attorney or a representative of a Member has one vote;

(c) on a poll, every person present who is a Member or a proxy, attorney or representative of a Member shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative , have on vote for the share, but in respect of partly paid shares, shall have a fraction of a vote for each partly paid share. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). In this Clause, amounts paid in advance of a call are ignored when calculating proportion.

10.21 If a Member is present at any meeting of the Company and any one or more proxy, attorney or representative of such Member is also present, or if more than one proxy, attorney or representative for a Member is present at any meeting of the Company then no such proxy, attorney or representative is entitled to vote on a show of hands and on a poll the vote of each one is of no effect unless each such person is appointed to represent a specified proportion of the Member's voting rights, not exceeding in aggregate 100%.

Joint shareholder's vote

10.22 In the case of joint holders of a share in the Company the vote of the senior who tenders a vote, whether in person or by proxy, attorney or representative must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the Register.

Votes of shareholder of unsound mind

10.23 If a Member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Member's committee or trustee or such other person as properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were a Member.

Effect of unpaid call

10.24 A Member is not entitled to vote a general meeting in respect of those shares on which calls are outstanding; this restriction does not apply in respect of those shares on which no calls are outstanding.

Objection to voting qualification

10.25 An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered.

10.26 Any such objection must be referred to the chairman of the meeting, whose decision is final.

10.27 A vote not disallowed under such an objection is valid for all purposes.

Appointment of proxy

10.28 (a) A Member of a Company who is entitled to attend and cast a vote at a meeting of the Company's members may appoint a person as the member's proxy to attend and vote for the Member at the meeting.

(b) The appointment may specify the proportion or number of votes that the proxy, may exercise.

(c) Each Member may appoint a proxy. If the Member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies. If the Member appoints 2 proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the votes.

(d) Disregard any fractions of votes resulting from the application of paragraphs (b) and (c).

10.29 An instrument appointing a proxy must be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing or, if the appointor is a corporation, under seal (where the corporation has adopted a seal). A proxy need not be a Member.

10.30 An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

10.31 An instrument appointing a proxy is deemed to confer authority to demand or join in demanding a poll.

10.32 An instrument appointing a proxy must:

(a) be in the form approved by the Directors from time to time and which complies with the Act and;

(b) comply with the Listing Rules.

10.33 The Directors must issue with the notice of a meeting a form of proxy in blank as to the first proxy but may include the name of any suggested alternative or other proxy.

Deposit of proxy and other instruments

10.34 An instrument appointing a proxy may not be treated as valid unless the instrument, and the power of attorney or other authority (if any) under which the instrument is signed or a copy of the facsimile which appears on its face to be an authentic copy of that power or authority certified as a true copy by statutory declaration is or are received by the Company not less than 48 hours before the time for the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote at the Registered Office or share registry of the Company or at such place as specified for that purpose in the notice convening the meeting.

Validity of vote in certain circumstances

10.35 A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, or of the transfer of the share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at its Registered Office or share registry before the commencement of the meeting or adjourned meeting at which the instrument is used or power exercised.

Director entitled to notice of meeting

10.36 A Director is entitled to receive notice of and attend all general meetings and all separate general meetings of the holders of any class of shares in the Company and is entitled to speak at those meetings.

PART 11 THE DIRECTORS

Number and Appointment of Directors

11.1 The number of Directors must not be less than 3 nor more than 10 or such lesser number as the Directors determine provided that the number so determined must not be less than the number of Directors when the determination takes effect. The names of the first Directors of the Company shall be the persons nominated with their consent in the application for the registration of the Company or the Directors in office at the time of adoption of this Constitution and will continue in office subject to the provisions of this Constitution as the case may be.

11.2 The Company in general meeting may, by resolution increase or reduce the number of Directors and may also determine in what rotation the increase or reduced number is to go out of office.

11.3 Subject to Clause 13.39 at the Annual General Meeting in every year one-third of the Directors for the time being, or, if their number is not nor a multiple of 3, then the number nearest to one-third, and any other Director not in such one-third who has held office for 3 years or more (except a Managing Director), must retire from office.

11.4 A retiring Director is eligible for re-election.

11.5 The Directors to retire at any general meeting must be those who have been longest in office since their last election, but, as between persons who became Directors on the same day, those to retire must (unless they otherwise agree among themselves) be determined by lot.

11.6 No Director except a managing Director shall hold office for a period in excess of 3 years or until the third annual general meeting following his appointment whichever is the longer without submitting himself for re-election.

Election of Directors

11.7 No person other than a Director seeking re-election shall be eligible for election to the office of Director at any general meeting unless he or some shareholder intending to propose him has not later than 5 Business Days after the date shown on the notice to the ASX referred to in Clause 9.10(a), left at the Registered Office a notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such shareholder to propose him. Notice of each and every candidature for election as a Director shall be given to each shareholder with or as part of the notice of the meeting at which the election is to take place. The Company shall observe the requirements of Section 201E of the Act with respect to election of Directors.

11.8 Where the number of nominations for the election of a Director exceeds the number of Directors who have or are to resign at the general meeting, the order in which the nominations are to be voted on shall be determined by drawing lots and once the relevant vacancies have been filled, no further nominations shall be voted on.

Qualification of Directors

11.9 A Director is not required to hold any share in the Company.

11.10 A person over the age of 72 years may not be appointed or re-appointed as a Director except pursuant to a resolution of the Company in accordance with the Act.

Casual vacancy

11.11 The Company in general meeting may by resolution and the Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with Clauses 11.1 and 11.2.

11.12 Any Director appointed under Clause 11.11 holds office until the next annual general meeting of the Company and is then eligible for re-election but is not taken into account in determining the Directors who are to retire by rotation at that meeting.

Removal of Director

11.13 The Company in general meeting may by resolution (of which a special notice is given in accordance with the Act) remove any Director from office and may by resolution appoint another person in that Director's stead.

11.14 Any Director appointed under Clause 11.13 is to be treated, for the purpose of determining the time at which that Director or any other Director is to retire, as if that Director had become a Director on the day on which the Director in whose place that Director was appointed was last elected as a Director.

Remuneration of Directors

11.15 The Directors shall be paid out of the funds of the Company, by way of remuneration for their services as Directors, a sum not exceeding such fixed sum per annum as may be determined by the Directors prior to the first annual general meeting of the Company, to be divided among themselves and in default of agreement then in equal shares. The remuneration of the Directors shall not be increased except pursuant to a resolution passed at a general meeting of the Company where notice of such suggested increase shall have been given to the Members in the notice convening the meeting. No non-executive Director shall be paid as part or whole of his remuneration a commission on or a percentage of profits or a commission on or a percentage of operating revenue, and no Executive Director shall be paid as whole or part of his remuneration a commission on or a percentage of operating revenue.

11.16 The Director's remuneration is deemed to accrue from day to day.

11.17 If a Director, being willing, is called on to perform extra services or to make any special exertions in going or residing abroad or otherwise for the Company, the Company may remunerate that Director by payment of a fixed sum determined by the Directors and that remuneration may either be in addition to or in substitution for that Director's share in the remuneration provided for in Clause 11.15.

11.18 The Directors may also be paid all travelling and other expenses properly incurred by them in attending, participating in and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company.

Director's interests

11.19 Subject to clause 11.20 no Director is disqualified by his office from contracting with the Company whether as a vendor purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided pr prejudiced on that account, nor shall any Director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such Director holding that office or of the fiduciary relationship thereby established.

11.20 A Director who has a material personal interest in a matter that relates to the affairs of the Company must give notice of the interest unless such interest falls within the exception of Section 191 (2) of the Act The nature of the interest must be disclosed by the Director at a directors' meeting as soon as practicable after the relevant facts have come to his knowledge and such director must comply with the requirements of Sections 191,192 and 195 of the Act.

11.21 Subject to the requirements of Sections 191 and 192 of the Act, a standing notice that a director has an interest in any matter shall be sufficient disclosure under this clause as regards the interest of the Director in any transactions relating to the matter and after such standing notice it shall not be necessary for such Director to give special notice relating to any particular transaction relating to that matter.

Related Body Corporate Contracts

11.22 Subject to the requirement of Chapter 2E and of Section 191 of the Act a Director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement by reason only that in a case where the contact or arrangement has been or will be made with, for the benefit of, or on behalf of a Related Body Corporate, he is a shareholder in that Related Body Corporate.

Vacation of office of Director

11.23 In addition to the circumstances in which the office of a Director becomes vacant under the Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from office by notice in writing to the Company;

(c) is absent without consent of the remaining Directors from meetings of the Directors held during a period of 6 months;

(d) is removed from office under Clause 11.13;

(e) ceases to be a Director by virtue of Section 206A or any other provision of the Act;

(f) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(g) becomes prohibited from being a Director by reason of any order made under the Act.

PART 12 POWERS AND DUTIES OF DIRECTORS

Directors to manage Company

12.1 Subject to the Act, the Listing Rules and to any other provision of this Constitution the business of the Company is managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by this Constitution, required to be exercised by the Company in general meeting.

12.2 Without limiting the generality of Clause 12.1, the Directors may at any time:

(a) exercise all powers of the Company to borrow or raise money, to charge any property or business of the Company or all of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any person;

(b) sell or otherwise dispose of the whole or any part of the assets, undertakings and other properties of the Company or any that may be hereafter acquired on such terms and conditions as they may deem advisable, but

(i) the Company shall comply with the Listing Rules;

(ii) any sale or disposal of the Company's main undertaking shall only be made subject to prior approval or ratification of the sale or disposal by the Company in general meeting; and

(iii) on the sale or disposition of the Company's main undertaking or on the liquidation of the Company, no commission or fee shall be paid to any Director or Directors or to any liquidator of the Company unless it shall have been ratified by the Company in general meeting, with prior notification of the amount of such proposed payments having been given to all Members at least 10 days prior to the meeting at which any such payment is to be considered; and

(c) take any action necessary or desirable to enable the Company to comply with the Listing Rules.

12.3 The Directors may raise or secure the payment or repayment of moneys o any debt, liability or obligation in such manner and on such terms and conditions in all respects as they may determine and in particular by the issue of debentures, debenture stock (perpetual or otherwise), bonds, notes or other securities or debt instruments the payment of which may be charged on all or any part of the property of the Company (both present and future) including uncalled capital for the time being.

12.4 Debentures, debenture stock, bonds notes or other securities or debt instruments may be assignable free from equities between the Company and the person to whom the same may be issued.

12.5 Any debentures, debenture stock, bonds notes or other securities or debt instruments may be issued at the discretion of the Directors .at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Appointment of attorney

12.6 The Directors may, by power of attorney, appoint any person to be the attorney or attorneys of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit.

12.7 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

Minutes

12.8 The Directors must cause minutes to be made:

(a) of the names of the Directors present at or involved in the general meetings of the Directors; and

(b) of all proceedings of general meetings and meetings of Directors,

and cause those minutes to be entered, within one month after the relevant meeting is held, in the minute book.

12.9 The minutes referred to in Clause 12.8 must be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

Execution of Company cheques etc.

12.10 All cheques, promissory notes, bankers drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner and by such persons as the Directors determine from time to time.

Retirement Benefits for Directors

12.11 The Directors may at any time adopt any scheme or plan which they consider to be in the interest of the Company and which is designed to provide for retiring or superannuation benefits for both present and future non-executive Directors, and they may from time to time vary any such scheme or plan. Any scheme or plan may be effected by agreements entered into by the Company with individual Directors, or by the establishment of a separate trust or fund, or in such other manner as the Directors consider proper. The Directors may attach such terms and conditions to any entitlement under any such scheme or plan as they think fit, including, without limitation, a minimum period of service by a Director before the accrual of any entitlement and the acceptance by the Director of a prescribed retiring age. No such scheme or plan shall operate to confer upon any Director or on any dependants of any Director any benefits exceeding those permitted by 200G of the Act, except with the approval of the Company in general meeting.

Securities to Directors

12.12 If the Director acting solely in his capacity as a Director of the Company shall become personally liable for payment of any such sum primarily due by the Company, the Directors may create any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the person or persons so becoming liable from any loss in respect of such liability.

PART 13 PROCEEDINGS OF DIRECTORS

Directors meetings

13.1 The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

13.2 A Director may at any time, and the Secretary must on the requisition of a Director, convene a meeting of the Directors but not less than 24 hours notice of every such Directors meeting shall be given to each Director either by personal telephone contact or in writing by the convenor thereof. The Directors may by unanimous resolution agree to shorter notice.

Questions decided by majority

13.3 Subject to this Constitution, and the provisions of Section 195 of the Act questions arising at a meeting of the Directors are to be decided by a majority of votes of the Directors involved and voting and any such decision is for all purposes deemed a decision of the Directors.

13.4 An Alternate Director involved in any meeting of the Directors has one vote for each Director for which that person is an Alternate Director and if that person is also a Director has one vote as a Director.

13.5 In the event of there being an equality of votes, the chairman of the meeting, in addition to the chairman's deliberate vote, shall not have a casting vote on a question.

Alternate Directors

13.6 A Director may, with the approval of the Directors, appoint a person (whether a Member of the Company or not) to be an Alternate director in the Director's place during such period as the Director thinks fit.

13.7 An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor is not involved in such a meeting, is entitled to participate and vote in the appointor's stead.

13.8 An Alternate Director may exercise any powers that the appointor may exercise and in the exercise of any such power the Alternate Director the Alternate Director is an officer of the Company and is not deemed an agent of the appointor.

13.9 An Alternate Director is not required to hold any share in the Company.

13.10 An Alternate Director is subject in all respects to the conditions attaching to the Directors generally except that an Alternate Director is not entitled to any remuneration under Clause 11.15 otherwise than from the Alternate Director's appointor.

13.11 The appointment of an Alternate Director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor vacates office as a Director.

13.12 An appointment, or the termination of, an Alternate Director must be effected by notice in writing signed by the Director who makes or made the appointment and served on the Company.

13.13 The notice of appointment, or the termination of an appointment of an Alternate Director may be served on the Company by leaving it at the Registered Office or by forwarding it by facsimile transmission to the Registered Office and in case of a facsimile transmission, the appearance at the end of the message of the name of the Director appointing or terminating the appointment is sufficient evidence that the Director has signed the notice.

Quorum for Directors meetings

13.14 At a meeting of the Directors, the number of Directors whose involvement is necessary to constitute a quorum is 2 or such greater number as is determined by the Directors from time to time. However if there are not enough directors to form a quorum for a directors meeting because of the provisions of Sub-section 195 (1) of the Act one or more directors (including those who have a material personal interest in that matter) may call a general meeting and the general meeting may pass a resolution to deal with the matter. Provided a quorum is present at the place where the meeting is held, other Directors unable to attend in person may participate in the proceedings of the meeting in accordance with Clauses 13.32 and 13.33.

Remaining Directors may act

13.15 In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purpose of:

(a) increasing the number of Directors to a number sufficient to constitute such a quorum; or

(b) convening a general meeting of the Company.

Chairman of Directors

13.16 The Directors must elect one of their number as chairman of their meetings and may determine the period for which the person elected as chairman is to hold office. The Directors may also elect on e of their number as deputy-chairman of their meetings and may determine the period for which that person elected as deputy-chairman is to hold office.

13.17 When a Directors meeting is held and:

(a) a chairman has not been elected as provided by Clause 13.16; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the deputy-chairman (if any) must act as chairman of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors involved must elect one of their number to be chairman of the meeting.

Directors committees

13.18 The Directors may delegate any of their powers, other than powers required by law to be dealt with by the Directors as a board, to a committee or committees consisting of at least one of their number and such persons as they think fit.

13.19 A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised is deemed to have been exercised by the Directors.

13.20 The Member, of such committee may elect one of their number as chairman of their meetings.

13.21 If such a meeting is held and:

(a) a chairman has not been elected as provided by Clause 13.20; or

(b) the chairman is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the Members involved may elect one of their number to be chairman of the meeting.

13.22 A committee may meet and adjourn as it thinks proper.

13.23 Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting.

13.24 In the event of there being an equality of votes, the chairman shall not have a casting vote.

Written resolution by Directors

13.25 A resolution in writing signed by all of the Directors for the time being or their respective Alternate Director (except those Directors (or their alternatives) who expressly indicate their abstention in writing to the Company and those who would not be permitted by virtue of Section 195 of the Act to vote were the resolution to be put to a meeting of the Directors) shall be as valid and effectual as if it had been passed at a Director's meeting duly convened and held. Any such resolution may consist of several documents in like form but each document must contain a statement that the Directors are in favour of the resolution and the wording of the resolution and the statement of the Directors must be identical and each document signed by one or more of the Directors. A telex, telegram, facsimile transmission or other document produced by mechanical means and bearing the signature of the Director, printed mechanically and with his authority, shall be deemed to be a document in writing signed by the Director.

Defective appointment

13.26 All acts done by any Directors' meeting or committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be, or to act as, a Director or that person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

Directors May Hold Other Offices

13.27 A Director may hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his office of Director and on such terms as to remuneration or otherwise as the Directors shall approve.

Directors May Hold Shares etc

13.28 A Director may become a shareholder in or director of or hold any office or place of profit in or in relation any company promoted by the Company or in which the Company may be interested, whether as to vendor, shareholder or otherwise.

Directors Not Accountable for Benefits

13.29 No Director shall be accountable for any benefits received as the holder of any office or place of profit in or in relation to the Company or any other company referred to in Clause 13.28 or as a shareholder in or director of any such company.

Voting, Affixation of Seal

13.30 A Director may in all respects act as a Director in relation to any contract or arrangement in which he is interested, including, without limiting the generality of the foregoing, in relation to the execution of the contract or agreement or the use of the Company's common seal, but he may not vote in relation to any contract or proposed contract or arrangement in which he has directly or indirectly a material interest and in that respect he shall comply with the requirements of Section 191 and 192 of the Act.

ASX to be Advised

13.31 The Directors shall advise the Company, which in turn shall advise the ASX without delay of any material contract involving Directors' interests. The advice shall include at least the following information:

(a) the names of the parties to the contract;

(b) the name or names of the Director or Directors who has or have any material interest in the contract;

(c) particulars of the contract; and

(d) particulars of the relevant Directors' or Directors interest or interests in that contract.

Meetings to be Effectual

13.32 For the purposes of this Constitution, but subject to Clause 13.14, the contemporaneous linking together by instantaneous communication device of a number of consenting Directors not less than a quorum, whether or not any one or more of the Directors is out of Australia, shall be deemed to constitute a Directors' meeting and all of the provisions of this Constitution as to the Directors' meetings shall apply to such meetings held by instantaneous communication device so long as the following conditions are met:

(a) all of the Directors for the time being entitled to receive notice of the Directors' meeting (including any alternate for any Director) shall be entitled to notice of a meeting by instantaneous communication device for the purpose of such meeting. Notice of any such Directors' meeting shall be given on the instantaneous communication device or in any other manner permitted by this Constitution;

(b) each of the Directors' taking part in the Directors' meeting by instantaneous communication device must be able to hear each of the other Directors taking part at the commencement of the Directors' meeting;

(c) at the commencement of the Directors' meeting each Director must acknowledge his presence for the purpose of a Directors' meeting of the Company to all other Directors taking part.

Procedure at Meetings

13.33 A Director may not leave a Directors' meeting held under Clause 13.32 by disconnecting his instantaneous communication device unless he has previously obtained the express consent of the Chairman of the Directors' meeting and shall be conclusively presumed to have been present and to have formed part of a quorum at all time during the Directors' meeting by instantaneous communication device unless he previously obtained the express consent of the Chairman of the Directors' meeting to leave the meeting as aforesaid. However, if the Director would not be permitted by virtue of Section 195 of the Act to be present or to vote during the consideration of a matter then such Director may disconnect his instantaneous communication device during the consideration of such matter without obtaining express consent of the Chairman and shall not be counted for the purpose of determining a quorum during the consideration of that matter.

Minutes

13.34 A minute of the proceedings at a Directors' meeting held under Clause 13.32 shall be sufficient evidence of such proceedings and the observance of all necessary formalities if certified as a correct minute by the chairman or the person taking the chair at the Directors' meeting under Clause 13.32.

Definition

13.35 For the purpose of this Constitution "instantaneous communication device" shall include telephone, television or any other audio or audio-visual device which permits instantaneous communication.

Appointment of Managing Director

13.36 The Directors may from time to time appoint one or more of their number to the office of Managing Director or Managing Directors of the Company or to the office of Executive Director or Executive Directors either for a fixed term or at will, but not for life and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment. The appointment of a Managing Director or Executive Director so appointed automatically terminates if he ceases for any reason to be a Director.

Remuneration

13.37 Subject to Clause 11.15 a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as Directors may determine.

Powers

13.38 The Directors may, upon such terms and conditions and with such restrictions as they think fit confer upon a Managing Director or Executive Director any of the powers exercisable by them. Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Directors. The Directors may at any time withdraw or vary any of the powers so conferred on a Managing Director or an Executive Director.

Rotation

13.39 A Managing Director shall not retire by rotation in accordance with Clause 11.3, but if there is more than one Managing Director then the first appointed Managing Director shall not be subject to re-election and the other Managing Director and the Executive Directors shall be subject to re-election.

PART 14 SECRETARY

Appointment of Secretary

14.1 There must be at least one Secretary of the Company who may be appointed by the Directors for such term, at such remuneration and on such conditions as they think fit.

Suspension and removal of Secretary

14.2 The Directors have the power to suspend or remove the Secretary.

Powers and duties of the Secretary

14.3 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and a Secretary must exercise all such powers and authorities subject at all times to the control of the Directors.

Secretary to attend meeting

14.4 A Secretary is entitled to participate in all meetings of the Directors and all general meetings of the Company and may be heard on any matter.

PART 15 COMMON SEAL AND OFFICAL SEAL

Custody of common seal

15.1 The Directors may provide for a common seal and must provide for the safe custody of the common seal.

Use of common seal

15.2 The common seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the common seal, and every document to which the common seal is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

Execution of Documents without Common Seal

15.3 The Company may execute a document without using a common seal if the document is signed by:

(a) 2 directors; or

(b) a Director and a Secretary.

PART 16 INSPECTION OF RECORDS

Inspection by Members

16.1 Except as otherwise required by the Act, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of the Members other than Directors, and a Member other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

PART 17 DIVIDENDS AND RESERVES

Declaration of dividend

17.1 Subject to the rights of persons (if any) entitled by shares with special rights to dividends, the Directors may declare a final dividend out of profits in accordance with the Act and may authorise the payment or crediting by the Company to the Members of such dividend.

Directors may authorise interim dividend

17.2 The Directors may authorise the payment or crediting by the Company to the Members of such interim dividends as appear to the Directors to be justified by the profits of the Company.

No interest on dividends

17.3 Interest may not be paid by the Company in respect of any dividend, whether final or interim.

Reserves and profits carried forward

17.4 The Directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

17.5 Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

17.6 The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed without transferring those profits to a reserve.

Calculation and apportionment of dividends

17.7 Subject to the rights of persons (if any) entitled to shares with special rights as to dividends and subject to the Listing Rules all dividends are to be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid.

17.8 Unless any share is issued on terms providing to the contrary, but subject to the Listing Rules all dividends are to be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

17.9 An amount paid or credited as paid on a share in advance of a call is not to be taken as paid or credited as paid on the share for the purposes of Clauses 17.7 and 17.8.

Deductions from dividends

17.10 The Directors may deduct from any dividend payable to a Member all sums of money (if any) presently payable by that Member to the Company on account of calls or otherwise in relation to shares in the Company.

Distribution of specific assets

17.11 The Directors, when applying or declaring a dividend, may direct payment of a dividend wholly or partly by the distribution of specific assets, including fully paid shares in, debentures or other securities of the Company or any other corporation.

17.12 If a difficulty arises in regard to such distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any Member on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient. If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors opinion, impractical then the Directors may make such cash payment to that Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

Payment by cheque and receipts from joint holders

17.13 Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed:

(a) to the address of the holder as shown in the Register or, in case of joint holders, to the address shown in the Register as the address of the joint holder first named in the Register; or

(b) to such address as the holder or joint holders in writing directs or direct.

17.14 Any one or two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

Bonus Share Plan

17.15 The Company, may by ordinary resolution in general meeting, authorise the Directors to implement a Bonus Share Plan on such terms and conditions as are referred to in such resolution and which plan provides for any dividend which the Directors may declare from time to time under the Clause in this Part 17, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, not be payable on shares which are participating shares in the Bonus Share Plan but for those shares to carry instead an entitlement to receive an allotment of additional fully paid ordinary shares to be issued as bonus shares.

17.16 Any resolution passed by the Company in general meeting pursuant to Clause 17.15 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

Dividend Plans

17.17 (a) Notwithstanding any other provision of the Constitution, but subject to the requirements of the Act and, if applicable the Listing Rules, the Directors may in their absolute discretion establish on such terms and conditions as they think fit:

(i) plans (to be called "dividend reinvestment plan" or an "interest reinvestment plan" as the case may be) for cash dividends paid by the Company in respect of shares issued by the Company and interest paid by the Company on unsecured notes or debenture stock issued by the Company to be reinvested by way of subscription for shares in the Company; and

(ii) a plan (to be called a "dividend election plan") permitting holders of shares to the extent that his shares are fully paid up, to have the option to elect to forego his right to a share in any dividends (whether interim or otherwise) payable in respect of such shares and to receive instead an issue of shares credited as fully paid up to the extent as determined by the Directors;

(b) The Directors may in their absolute discretion, modify, suspend or terminate all or any plans established pursuant to Clause 17.17 from time to time on not less than one month's written notice to all Members;

(c) The powers given to the Directors by this Clause 17.17 are additional to powers reposed in the Directors by this Constitution and shall not in any way be limited, restricted or otherwise affected by the Clauses in this Part 17 and 18 inclusive.

Unclaimed dividends

17.18 All dividends declared but unclaimed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

PART 18 CAPITALISATION OF PROFITS

Capitalisation of reserves and profits

18.1 Subject to the Listing Rules a Company may capitalise profits. The capitalisation need not be accompanied by the issue of shares.

18.2 Subject to the Listing Rules if the capitalisation involves the issue of shares the Directors may do all thing necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members among themselves, may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and,

(b) authorise any person to make, on behalf of all or any of the Members entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective portions of the sum resolved to be capitalised, any such agreement is effective and binding on all of the Members concerned.

PART 19 NOTICES

Service of notices

19.1 A notice may be given by the Company to any Member or other person receiving notice under this Constitution either by serving it on the person personally or by sending it by post or facsimile transmission to the person at their address as shown on the Register or the address or number supplied by the person to the Company for giving of notices to the person or to the electronic address nominated by that person.

19.2 If a notice is sent by post, service of the notice is deemed to be effected by properly addressing, prepaying , and posting a letter containing the notice, and the notice is deemed to have been served three (3) days after the date of its posting.

19.3 If a notice is sent by facsimile transmission or other electronic means, service of the notice is deemed to be effected by properly addressing the facsimile transmission and transmitting the same and to have been served on the Business Day following its despatch.

19.4 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

19.5 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every notice given in accordance with this Constitution to the person from whom that person derives title prior to registration of that person's title in the Register.

19.6 All notices sent by post outside Australia must be sent by pre-paid airmail post or facsimile or in another way that ensures that it will be received quickly or by the means provided by Clause 19.10.

Persons entitled to notice of general meeting

19.7 Notice of every general meeting must be given in a manner authorised by Clauses 19.1 to 19.6 (inclusive) and in accordance with the Act to:

(a) every Member;

(b) every Director or Alternate Director;

(c) the Auditor;

(d) the ASX (if the Company is listed); and

(e) every person entitled to a share in consequence of the death or bankruptcy of a Member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting.

19.8 No other person is entitled to receive notices of general meetings.

Change of Address

19.9 The Company shall acknowledge receipt of all notifications of changes of address by holders of partly paid shares.

Incorrect address

19.10 Where the Company has bona fide reason to believe that a Member is not known at his registered address, and the Company has subsequently made an enquiry in writing at that address as to the whereabouts of the Member which enquiry either elicits no response or a response indicating that the Member or his present whereabouts are unknown, all future notices will be deemed to have been given to such Member if the notice is exhibited in the Registered Office (or, in the case of a Member registered on a Branch Register, in a conspicuous place in the place where the Branch Register is kept) for a period of 48 hours (and shall be deemed to be duly served at he commencement of the period) unless and until the Member informs the Company that he has resumed residence at this registered address or notifies the Company of a new address to which the Company may send him notices (which new address shall be deemed his registered address).

PART 20 AUDIT and ACCOUNTS

Company to keep accounts

20.1 The Directors must cause the Company to keep accounts of the business of the Company in accordance with the requirements of the Act and Listing Rules.

Company to Audit accounts

20.2 The Directors must cause the accounts of the Company to be audited in accordance with the requirements of the Act and Listing Rules.

PART 21 WINDING UP

21.1 Subject to Clause 21.3, if the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the property of the Company and may for that purpose set a value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or different classes of Members.

21.2 The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any shares or other securities in respect of which there is any liability.

Order for Winding Up

21.3 Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to the Members, shares classified by the ASX as Restricted Securities at the time of the commencement of the winding up shall rank in priority after all other shares.

21.4 Subject to the rights of Members (if any) entitled to shares with special rights in a winding up, all monies and property that are to be distributed among Members on a winding up, shall be so distributed in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares.

PART 22 INDEMNITY

22.1 Except as may be prohibited by Section 199A and 199B of the Act every Officer, Auditor or Agent of the Company shall be indemnified out of the property of the Company against any liability incurred by him in his capacity as Officer Auditor or agent of the Company or any related corporation in respect of any act or omission whatsoever and howsoever occurring or in defending any proceedings, whether civil or criminal.

PART 23 OVERSEAS MEMBERS

23.1 Each Member with a registered address outside of Australia acknowledges that, with the approval of the ASX, the Company may, as contemplated by and in accordance with the Listing Rules, arrange for a nominee to dispose of any of its entitlement to participate in any issue of shares or options by the Company Members.

LISTING RULES

24.1 If the Company is admitted to the Official List of the ASX, the following Clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) If the Listing Rules require the Constitution to contain a provision and it does not contain such a provision, the Constitution is deemed to contain that provision;

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision;

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of its inconsistency.

PART 25 CHESS

Participation

25.1 The Directors may do may do anything permitted by the Act, Listing Rules or the SCH Business Rules which they consider necessary or desirable in connection with the participation of the Company in any computerised or electronic system established or recognised by the Act, the Listing Rules or the SCH Business Rules for the purpose of facilitating dealings in shares.

Sub-Register

25.2 The Company may provide facilities for Members to hold securities in the Company on an issuer sponsored sub-register in accordance with the Listing Rules and the SCH Business Rules.

Lien

25.3 The Company may do anything necessary or desirable for it to do under the SCH Business Rules to protect or enforce any lien, charge or other right to which it is entitled under any law or under this Constitution.

Compliance with SCH Business Rules

25.4 The Company shall comply with the Listing Rules and with then SCH Business Rules in respect of its participation in CHESS.

Dated this 10th Day of March 2006

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jonathan Downes
Date of appointment	28 April 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,000 fully paid ordinary shares 1,000,000 $0.30 options exercisable on or before 10 August 2011

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Katrina Peta Downes (spouse of Jonathan Downes)	2,000,000 fully paid ordinary shares
J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest)	10,000 fully paid ordinary shares
Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest.)	10,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Adrian Byass
Date of appointment	28 April 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Megan Byass **(spouse of Adrian Byass)**	10,000 fully paid ordinary shares
Megan Ruth Roberts **(spouse of Adrian Byass)**	1,510,000 fully paid ordinary shares
Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)	320,000 fully paid ordinary shares 1,000,000 $0.30 options exercisable on or before 10/8/2011

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Bennetto
Date of appointment	6 June 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
360,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Gillie Bennetto (spouse of Peter Bennetto)	10,000 fully paid ordinary shares
Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	10,000 fully paid ordinary shares
Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	10,000 fully paid ordinary shares
Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	10,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Campbell
Date of appointment	28 April 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Paula Wallace **(spouse of Gregory Campbell)**	150,000 fully paid ordinary shares
Wallace Campbell Family Trust **(Gregory Campbell is a trustee of the Wallace Campbell Family Trust)**	150,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


IRONBARK GOLD

Ironbark Gold Limited
Level 2, 16 Altona Street
West Perth, WA, 6005,
Postal PO Box 935,
West Perth, 6872

T +61 8 9481 5600
F +61 8 6210 1672
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

21 August 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK ACQUIRES FURTHER COPPER / ZINC PROJECTS

Ironbark Gold Limited (Ironbark) is pleased to report that it has signed a Heads of Agreement to farm into Monaro Mining NL's (Monaro) wholly owned Captains Flat Project located south of Canberra in New South Wales. The Project represents an excellent fit with Ironbark's advanced and wholly owned Belara Zinc/Copper project and provides several drill ready and advanced Zinc/Copper drill targets. The Project covers a strike length of 39 kilometres of a highly endowed Volcanic Massive Sulphide (VMS) horizon that hosts numerous historic mineral occurrences and mines, including the Lake George Mine that produced 4 million tonnes of high-grade ore until closure in 1962 (see Figure 1).

Within the project area prospects include the Jerangle, Lake George and Vanderbilt Hill prospects where previous explorers have returned high grade copper and zinc drill intercepts.

- Jerangle

  The Jerangle Prospect is located at the southern end of the project area and drilling over a strike length of 1.5 kilometres has returned drill intercepts such as:

  JR3: 1.05m from 113.45m @ 4.3% Cu, 7 g/t Ag
  2.25m from 227.5m @ 5.25% Cu, 19 g/t Ag
  1.55m from 244.75m @ 3.66% Zn

  JR4: 1.0m from 218m @ 2.8% Cu, 9 g/t Ag
  29.4m @ 0.5% Cu, 2.17% Zn, 8 g/t Ag
  – including 1.9m @ 4.89% Cu, 6.3% Zn, 17 g/t Ag

- Lake George Mine

  The high-grade Lake George Mine produced approximately 4Mt of ore at 0.7% Cu, 6% Pb, 10% Zn and 55 g/t Ag and remains prospective for remnant ore at current base metal prices as well as at depth where results such as 1.22m @ 12.4% Zn, 5.4% Pb were returned over a strike length of at least 300 metres. Mineralisation is open at depth and may represent possible repeats of the historically mined areas.



- Vanderbilt Hill

  The Vanderbilt Hill prospect is located to the east of the Lake George Mine and drilling has returned results such as 3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu.

Consideration for the acquisition is an initial $50,000 payment followed by a progressive farm in agreement in which Ironbark manages exploration. Monaro will be free carried by Ironbark culminating in Ironbark earning a 75% interest in the project on a Decision to Mine. In addition Ironbark will be required to keep the project in good standing by meeting all statutory expenditure requirements for at least two years. A formal Farm in Agreement will be negotiated and entered into within two months.

Jonathan Downes
Managing Director

IRONBARK GOLD LIMITED
Telephone: +61 8 9481 5600

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information provided by Monaro Mining NL and the NSW Department of Primary Industries database and compiled by Mr A Byass, B.Sc Hon(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.



Belara
Stuart Town
NSW
Sydney
Captains Flat
Pambula
Ironbark Project Location Plan
720,000mE
Lake George Mine
Historical Production
~4Mt of ore @ 0.7% Cu, 10% Zn 6% Pb and 55 g/t Ag
Drilling below mine workings includes
1.22m @ 12.4% Zn, 5.4% Pb
and is interpreted to be top of repeat ore lode
584,000mN
Vanderbilt Hill Prospect
Drillhole 34
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
Drillhole 33
2.1m @ 6.5% Zn, 5.4% Pb
Captains Flat
Project Tenure and Prospect Map
EL 6381
Roaches Prospect
Julita Prospect
582,000mN
Anembo Prospect
3m @ 6.9% Zn, 5.5% Pb, 21/gt Ag and 2.0 g/t Au from 163m
Jerangle Prospect
Drillhole JR 03
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
Drillhole JR 04
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 3 g/t Ag
including 1.9m @ 4.9% Cu, 6.3% Zn, 17 g/t Ag from 350m
580,000mN
0km
Scale
10km
GDA94 Zone55

Figure 1: Tenement plan of Captains Flat project tenure showing major prospect locations and significant drilling/mining results.

MONARO MINING NL ABN: 99 073 155 781

Tel: +61 2 4647 9566 Fax: +61 2 4647 7332 All Correspondence to: PO Box 427 Narellan NSW 2567

21/8/2006

ANNOUNCEMENT AND MEDIA RELEASE

Farm in Agreement with Ironbark Gold Limited on Captains Flat Project – NSW

The Directors of Monaro Mining NL are please to announce that Ironbark Gold Limited (Ironbark Gold), a recently ASX listed minerals exploration company and Monaro Mining NL, have executed a Heads of Agreement covering the Captains Flat Project (Exploration Licence 6381) located in southern NSW.

The agreement will enable Ironbark Gold to earn a 75% interest in the project subject to it meeting amongst other conditions, all expenditure commitments for the next 2 years. Ironbark Gold has agreed to a non-refundable opportunity payment of $50,000 and will manage all exploration activities. Details of the Farm in Agreement are attached.

For further information please contact:

Mart Rampe
Executive Director

Tele: 02 46479566

Or:

Warwick Grigor
Chairman

Tele: 02 92470077

Unit 4a 20 Somerset Avenue
NARELLAN NSW 2567

Website www.monaromining.com.au
Email: info@monaromining.com.au



Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005,
Postal: PO Box 935,
West Perth, 6872

T +61 8 9481 5600
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

21 August 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK ACQUIRES FURTHER COPPER / ZINC PROJECTS

Ironbark Gold Limited (Ironbark) is pleased to report that it has signed a Heads of Agreement to farm into Monaro Mining NL's (Monaro) wholly owned Captains Flat Project located south of Canberra in New South Wales. The Project represents an excellent fit with Ironbark's advanced and wholly owned Belara Zinc/Copper project and provides several drill ready and advanced Zinc/Copper drill targets. The Project covers a strike length of 39 kilometres of a highly endowed Volcanic Massive Sulphide (VMS) horizon that hosts numerous historic mineral occurrences and mines, including the Lake George Mine that produced 4 million tonnes of high-grade ore until closure in 1962 (see Figure 1).

Within the project area prospects include the Jerangle, Lake George and Vanderbilt Hill prospects where previous explorers have returned high grade copper and zinc drill intercepts.

- Jerangle

  The Jerangle Prospect is located at the southern end of the project area and drilling over a strike length of 1.5 kilometres has returned drill intercepts such as:

  JR3: 1.05m from 113.45m @ 4.3% Cu, 7 g/t Ag
  2.25m from 227.5m @ 5.25% Cu, 19 g/t Ag
  1.55m from 244.75m @ 3.66% Zn

  JR4: 1.0m from 218m @ 2.8% Cu, 9 g/t Ag
  29.4m @ 0.5% Cu, 2.17% Zn, 8 g/t Ag
  – including 1.9m @ 4.89% Cu, 6.3% Zn, 17 g/t Ag

- Lake George Mine

  The high-grade Lake George Mine produced approximately 4Mt of ore at 0.7% Cu, 6% Pb, 10% Zn and 55 g/t Ag and remains prospective for remnant ore at current base metal prices as well as at depth where results such as 1.22m @ 12.4% Zn, 5.4% Pb were returned over a strike length of at least 300 metres. Mineralisation is open at depth and may represent possible repeats of the historically mined areas.



- Vanderbilt Hill

  The Vanderbilt Hill prospect is located to the east of the Lake George Mine and drilling has returned results such as 3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu.

Consideration for the acquisition is an initial $50,000 payment followed by a progressive farm in agreement in which Ironbark manages exploration. Monaro will be free carried by Ironbark culminating in Ironbark earning a 75% interest in the project on a Decision to Mine. In addition Ironbark will be required to keep the project in good standing by meeting all statutory expenditure requirements for at least two years. A formal Farm in Agreement will be negotiated and entered into within two months.

Jonathan Downes
Managing Director

IRONBARK GOLD LIMITED
Telephone: +61 8 9481 5600

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information provided by Monaro Mining NL and the NSW Department of Primary Industries database and compiled by Mr A Byass, B.Sc Hon(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.





720,000mE

Ironbark Project Location Plan

Belara
Stuart Town
NSW
Sydney
Captains Flat
Pambula

Lake George Mine
Historical Production
~4Mt of ore @ 0.7% Cu, 10% Zn
6% Pb and 55 g/t Ag

Drilling below mine workings includes
1.22m @ 12.4% Zn, 5.4% Pb
and is interpereted to be top of repeat ore lode

584 000mN
584,000mN

Vanderbilt Hill Prospect
Drillhole 34
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
Drillhole 33
2.1m @ 6.5% Zn, 5.4% Pb

Captains Flat
Project Tenure and Prospect Map

EL 6381

Roaches Prospect

Julita Prospect

582,000mN
582,000mN

Anembo Prospect
3m @ 6.9% Zn, 5.5% Pb, 21g/t Ag and 2.0 g/t Au from 163m

Jerangle Prospect
Drillhole JR 03
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
Drillhole JR 04
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 8 g/t Ag
including 1.9m @ 4.9% Cu, 6.3% Zn, 17 g/t Ag from 350m

580,000mN
720,000mE
0km Scale 10km
GDA94:Zone55
0806_CF_loc_01

Figure 1: Tenement plan of Captains Flat project tenure showing major prospect locations and significant drilling/mining results.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jonathan Downes
Date of last notice	16 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not Applicable
Date of change	25 August 2006
No. of securities held prior to change	**Direct** 10,000 fully paid ordinary shares 1,000,000 $0.30 options expiring 10/8/2011
Katrina Peta Downes (spouse of Jonathan Downes)	**Indirect** 2,000,000 fully paid ordinary shares
J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest)	10,000 fully paid ordinary shares
Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest)	10,000 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	50,000

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,669.12
No. of securities held after change	**Direct** 60,000 fully paid ordinary shares 1,000,000 $0.30 options expiring 10/8/2011
	Indirect
Katrina Peta Downes (spouse of Jonathan Downes)	2,000,000 fully paid ordinary shares
J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest)	10,000 fully paid ordinary shares
Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest)	10,000 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Ironbark Gold Limited**
ABN	**93 118 751 027**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Adrian Byass
Date of last notice	16 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)
Date of change	1 September 2006
No. of securities held prior to change	**Direct** 10,000 fully paid ordinary shares
Megan Byass (spouse of Adrian Byass)	**Indirect** 10,000 fully paid ordinary shares
Megan Ruth Roberts (spouse of Adrian Byass)	1,510,000 fully paid ordinary shares
Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)	320,000 fully paid ordinary shares 1,000,000 $0.30 options exercisable on or before 10/8/2011
Class	Fully paid ordinary shares
Number acquired	55,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24,475
No. of securities held after change Megan Byass (spouse of Adrian Byass) Megan Ruth Roberts (spouse of Adrian Byass) Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)	**Direct** 10,000 fully paid ordinary shares **Indirect** 10,000 fully paid ordinary shares 1,510,000 fully paid ordinary shares 375,000 fully paid ordinary shares 1,000,000 $0.30 options exercisable on or before 10/8/2011
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005,
Postal: PO Box 935,
West Perth, 6872

T +61 8 9481 5600
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

21 September 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK ACQUIRES COPPER AND TUNGSTEN PROJECTS, EXPANDS BELARA BASE METALS PROJECT

Ironbark Gold Limited (Ironbark) reports that it has acquired the Bogong copper project and the Burrandana tungsten project, both located in New South Wales (Figure 1).

Further, Ironbark has expanded its landholding around its key, wholly owned Belara base metals (VMS) project north of Orange.

KEY POINTS

Bogong – Copper

- Most recent drilling was in 1974 returning a best intercept of 200 feet (~61m) @ 1% copper, which significantly started and ended in mineralisation.
- High-grade mineralised shear zone previously the focus for copper mining. Ironbark plans to test the potential for large, disseminated copper mineralisation as mapped in the surrounding altered felsic volcanic rocks.

Burrandana – Tungsten

- High grade tungsten hits of up to 1.9% WO_3, mineralisation open in most directions.
- Bulk tonnage low grade tin-tungsten sheeted vein targets
- Ironbark has commenced discussions regarding the Burrandana project with other parties.

Belara – VMS: Zinc, Copper, Lead, Silver, Gold

- North and South strike extent of massive sulphide bearing sedimentary rocks hosting Belara and Native Bee deposits acquired. Deepest drilling to date at Belara has intercepted 6m @ 6.0% Zn, 2.5% Pb, 83 g/t Ag, 0.5 g/t Au and 0.6% Cu.

Further details of projects as follows:-


IRONBARK GOLD
Dubbo
6400000m
Belara
(Pb, Zn, Cu, Ag - Au)
EL 6576, ELA 2756
& ELA 2783
Stuart Town (Au)
EL 6575
Orange
Bathurst
Sydney
6200000m
Bogong (Cu)
ELA 2841
Wagga Wagga
Canberra
Burrandana
(W, Sn, Au)
ELA 2839 &
ELA 2842
6000000m
Wadonga
Captain's Flat
(Cu, Pb, Zn, Au-Ag)
EL 6381
Pambula (Au)
EL 6506
100km
AGD84:Zone55
Eden
600000m
800000m
1000000m
Projects_location_02

Figure 1: Ironbark project location plan highlighting Exploration Licence (EL) and Exploration Licence Application (ELA) numbers and target minerals.

Mineral element symbols:
Au – Gold, Ag – Silver, Cu – Copper, Pb – Lead, Sn – Tin, W – Tungsten, Zn - Zinc



Bogong Copper Project, ELA 2841 (100% Ironbark)

The historic Bogong copper mine is located approximately 25 kilometres southeast of Tumut. The mine was operated during the 1900's and produced 30 tonnes of ore at a head grade of 25% copper. The mine was worked again in 1918 producing a further 50 tonnes of ore at a head grade of 10% copper.

While the historic mining was focussed on a mineralised shear, small pits and workings are noted within the surrounding altered rhyolite host rock. This was characterised by disseminated copper mineralisation (bornite and chalcopyrite) peripheral to the mineralised shear and with no particular structural control. Ironbark intends to investigate the project area for large tonnage low grade disseminated copper mineralisation.

The most recent explorer to drill the prospect was A.O.G. Minerals Pty Ltd (AOG) and in 1974 returned a best drill intercept in hole "BOGONG16" of **200 feet (~61m) @ 1% copper** from 0 to 200 feet ending in mineralisation and "BOGONG17" returned 70 feet (~21m) @ 1% copper including **30 feet @ 2% copper** (See Figure 2).

The project area is generally obscured by overburden and several regions of mapped outcropping and mineralised rhyolite identified by AOG have not been drill tested and represent immediate drill targets.

Figure 2: Plan of the Bogong copper project highlighting exploration targets and historic drill results

Burrandana Tungsten Project, ELA 2482 and ELA 2839 (100% Ironbark)

The project area was explored and drilled by Shell Australia Pty Ltd in the late 1970's and early 1980's targeting tin-tungsten (Sn-W) mineralisation. Three key prospects have been identified (Tin Hill, Tungsten Valley and Pachmarhi) through mapping, soil sampling, trenching, Rotary Air Blast (RAB), Reverse Circulation (RC) and Diamond (DDH) Drilling.

The geology of the prospect area is shown in Figure 3 and comprises metamorphosed Ordovician sedimentary rocks, biotite-rich and tourmaline-rich altered granites. Mineralisation is characterised by sheeted quartz-vein sets hosting scheelite and cassiterite mineralisation.

Significant drill intercepts from the limited drilling conducted at the Tin Hill prospect to date include;-

- 1.5m @ 1.9% WO_3 from 26m (PBT14),
- 4.0m @ 1.2% WO_3 from 36m (PBT04),
- 6.0m @ 0.18% Cu and 0.6% WO_3 from 18m including 2m @ 0.26% Cu and 1.6% WO_3 (PBT05).

The mineralisation at Tin Hill is interpreted to be a flat lying greisen system and remains open in almost every direction.

In the northern part of the licence at the Pachmarhi prospect one deep diamond drill hole (DCP1) targeting a down dip position of outcropping anomalous tin-tungsten sheeted veins intersected ore-grade W mineralisation (0.9m @ 0.87% WO_3) from 161.1 metres down hole.

Ironbark is targeting bulk tonnage sheeted-vein tin-tungsten mineralisation and has commenced discussions with other parties to further advance this project.


530 000 mE
534 000 mE
IRONBARK GOLD LIMITED
BURRANDANA PROJECT
GEOLOGY & DRILL HOLE PLAN
Ordovician Metasediment
Siluro-Devonian Granite
Historic mineral location
Drill hole location
Tenement boundary
ELA 2842
DCP 1
0.9 m @ 0.87% WO3
6 090 000 mN
Pachmarhi Prospect
PBT 4
4 m @ 1.21% WO3
including
2 m @ 1.63 % WO3
PBT 3
2 m @ 0.1% Sn
8 m @ 0.12 % Sn
PBT 5
6 m @ 0.63% WO3
including
2 m @ 1.58% WO3
PBT 14
1.5 m @ 1.89% WO3
6 086 000 mN
ELA 2839
PBT 6
2 m @ 0.18 % WO3
Tin Hill Prospect
6 082 000 mN
PCH 4
1 m @ 0.2% WO3
PCH 13
1 m @ 0.18% WO3
1 m @ 0.26% WO3
Inset
BURRANDANA_GEOL_DRILL_PLAN_01

Figure 3: Burrandana tungsten project geology and significant tungsten (WO_3) assay results within total drilling.



Belara Base Metal Project, ELA 2756 and ELA 2783 (100% Ironbark)

Ironbark has acquired further Exploration Licence Applications covering 322km^2 along strike and immediately around the Belara base metals project (EL 6576) at which deep drilling under historic underground mines has returned intercepts of 6m @ 6.9% Zn, 2.5 % Pb, 0.6% Cu and 83 g/t Ag from 308m downhole. This intercept was from one of two completed diamond holes drilled by Aztec Mining Company Limited in1993. Mineralisation is open at depth.

Targets within ELA 2756 and ELA 2783 were identified and Exploration Licences applied for based on the results of field mapping in conjunction with interpretation of reprocessed aeromagnetic data. Interpretation of the regional geology and observation of similar, linear magnetic anomalies in adjacent ground which were comparable to that exhibited at Belara and Native Bee (host of significant base metal mineralisation) are located within new Ironbark tenure (Figure 4).

Other historic copper and gold prospects subject to limited exploration were also acquired in the same applications (ELA 2756) in the north eastern area.

The extended project tenure will be incorporated into the Belara and Native Bee exploration and development programmes. Ironbark is planning to conduct confirmation drilling at the Belara and Native Bee deposits in the upcoming months with the aim of obtaining a quotable base metal resource figure. This drilling will provide metallurgical samples and confirm high-grade zones within the mineralisation delineated by approximately 3,900m of mainly diamond drilling conducted between 1968 and 1993 into the deposits.



Figure 4: Belara project tenure highlighting exploration targets in relation to known base metal mineralisation at Belara and Native Bee overlain on 1st Vertical Derivative TMI (Total Magnetic Intensity) geophysical image.



For further information, contact;

Jonathan Downes
Managing Director

IRONBARK GOLD LIMITED
Telephone: +61 8 9481 5600

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information provided by the NSW Department of Primary Industries database and compiled by Mr A Byass, B.Sc Hon(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.



QUARTERLY ACTIVITIES REPORT

July to September 2006

Ironbark Gold Limited (Ironbark) is an Australian mineral exploration and development company that owns a suite of base metal and precious metal projects. Ironbark is initially targeting its advanced high grade base metal (primarily zinc) projects in New South Wales.

Highlights

- *Listed on the ASX after raising $3,000,000*
- *Subsequent to the quarter, resource drilling has commenced at the Belara base metal project with 10 holes for 1,150 metres of RC drilling and 625 metres of diamond drilling*
- *EM geophysical survey commenced at the Belara project*
- *Entered into a farm in agreement to earn up to 75% of the Captains Flat base metal project*
- *Drilling planned at Jerangle base metal prospect south of Captains Flat project with 4 to 6 holes for at least 1,100 metres of drilling following the Belara programme*
- *Project base expanded following the acquisition of the Burrandana tungsten-tin project, Bogong copper project and Kiawarra tin project*
- *IP survey planned at the Stuart Town gold project following the Belara EM survey*
- *Expanded ground position around Belara base metal project with three further Exploration Licence Applications covering extensions to the Belara stratigraphy and other gold and copper prospects*



LISTING ON THE AUSTRALIAN STOCK EXCHANGE

Ironbark lodged its prospectus with the Australian Stock Exchange to raise $3,000,000 on 10 July and due to strong public interest the Directors were able to close the offer early and oversubscribed.

Ironbark commenced trading on 16 August and debuted strongly in recognition of its quality projects, proven management and exceptional capital structure.

The Directors remain appreciative of the strong support and faith shown by shareholders and look forward to delivering positive results.

PROJECT UPDATES

Belara base metal project

Ironbark believes that its wholly owned Belara base metal project (zinc-lead-copper-silver-gold) represents a significant accumulation of potentially exploitable base metal mineralisation with a strike length of approximately 610 metres (excluding Native Bee) and known depth extent of at least 250 metres.

Ironbark has commenced a programme of ground Electro-Magnetic (EM) surveying and a drilling programme consisting of a combination of reverse circulation (RC) drilling and Diamond drilling.

The drilling programme will primarily target zones of previously identified mineralisation and it is expected that the drilling density will be sufficient so that a publicly quotable resource estimate can be released and confirm the previous explorer's resource potential estimations. The drilling programme will comprise a total of 10 holes for 1,150 metres of RC drilling and 625 metres of diamond drilling. The programme is likely to be modified or expanded as a result of the levels of encouragement encountered.

The EM survey is hoped to allow the relatively conductive ore body to be modeled in three dimensions to a depth of at least 300 metres and will help direct future drilling programmes.

Two new exploration licences were applied over regions of interpreted strike extensions of the Belara geology and cover a series of historic copper workings located to the south.

A long section diagram of the historic drilling and the current drilling programme is shown as Figure 1.

Belara - Native Bee Long Section and planned drilling
looking west +/-150m
South
North
A
A'
1.3m @ 5.3% Zn, 1.3% Pb, 81g/t Ag, 0.8% Cu
0.4m @ 1.3% Zn, 0.3% Pb, 10g/t Ag
Belara shafts
0.2m @ 37.0% Zn, 29% Pb, 340g/t Ag, 0.0% Cu
0.2m @ 16.0% Zn, 1.7% Pb, 30g/t Ag, 0.17% Cu
surface
50m
B21
existing drill hole trace
2.3m @ 3.8% Zn, 0.6% Pb, 52g/t Ag, 0.6% Cu
5.9m @ 1.8% Zn, 0.4% Pb, 28g/t Ag, 1.6% Cu, 0.6 g/t Au
2.9m @ 6.0% Zn, 0.7% Pb, 37.5g/t Ag, 0.1% Cu
6.0m @ 6.9% Zn, 2.5% Pb, 83g/t Ag, 0.6% Cu
B22
B
B'
Target Zone
?
Native Bee
Belara
0
500m
1,000m
1,500m
Native Bee shafts
B15
2.1m @ 4.5% Zn, 3.8% Pb, 26g/t Ag, 0.3% Cu
2.7m @ 6.6% Zn, 1.9% Pb, 56g/t Ag, 0.4% Cu
Projected Ironbark drilling pierce point
B15 Existing drill hole number
BNB_LS_1008_03

Figure 1. Long section showing historic drilling and planned drill hole pierce points



Captains Flat base metal project

Following the reaching of an agreement with Monaro Mining Limited, Ironbark has commenced the work necessary to earn an interest in the Captains Flat base metal (zinc-lead-copper-silver-gold) project. This involves a drilling programme planned for the December quarter this year at Jerangle (south of Captains Flat) where 4 to 6 holes for a total of up to 1,100 metres is planned

Captains Flat represents a well endowed belt of Volcanic Massive Sulphide (VMS) base metal mineralisation with numerous base metal occurrences and covers the historic Captains Flat Mine that has produced 4 million tonnes of high grade zinc-lead-copper-silver-gold valued at almost one ounce of gold equivalent per ton at current metal prices (October 2006). The mineralisation remains open at depth and numerous historic drill results along strike require follow up- Figure 2.



720,000mE

Lake George Mine
Historical Production
~4Mt of ore @ 0.7% Cu, 10% Zn
6% Pb and 55 g/t Ag

Drilling below mine workings includes
1.22m @ 12.4% Zn, 5.4% Pb
and is interpereted to be top of repeat ore lode

Belara
NSW
Stuart Town
Sydney
Captains Flat
Pambula

Ironbark Project Location Plan

584,000mN

Vanderbilt Hill Prospect
Drillhole 34
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
Drillhole 33
2.1m @ 6.5% Zn, 5.4% Pb

Captains Flat
Project Tenure and Prospect Map

EL 6381

Roaches Prospect

Julita Prospect

582,000mN

Anembo Prospect
3m @ 6.9% Zn, 5.5% Pb, 21/gt Ag and 2.0 g/t Au from 163m

Jerangle Prospect
Drillhole JR 03
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
Drillhole JR 04
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 8 g/t Ag including 1.9m @ 4.9% Cu, 6.3% Zn, 17 g/t Ag from 350m

580,000mN

720,000mE

0km Scale 10km
GDA94:Zone55

0806_CF_loc_01

Figure 2: Plan view of the Captains Flat Licence and prospects

The initial exploration target to be tested is the Jerangle prospect on the southern end of the Captains Flat licence where Amoco (1981) intercepted significant zinc

and copper intercepts over a strike of 1,500 metres and remains open to the north and south. Two blind (does not reach surface) zones were identified, a copper zone and a zinc zone commencing at depths of approximately 100 metres. There is no drilling between the two zones - see Figure 3. In addition, historic soil sampling has identified a zone anomalous for zinc at a southern portion of the project that remains to be drill tested.


Jerangle prospect drilling
with significant historical results
Ironbark drilling target
6 029 500 N
JR13
JR09
JR03
JR10
JR04
JR01
JR16
Copper mineralisation zone
JR02
JR05A
JR17
6 029 000 N
JR05
JR15
Ironbark drilling target
JR11
Zinc mineralisation zone
JR06
6 028 500 N
JR14
Datum GDA94 Z55
713 000 E
713 500 E
JR02
2m @ 2.7% Cu &
7.5 ppm Ag from 49m
JR03
0.6m @ 4.3% Cu &
ppm Ag from 113.45m
2.25 m @ 5.25% Cu &
19.0 ppm Ag from 227.75
JR04
29.4m @ 0.5% Cu, 0.2% Pb,
2.1% Zn & 8.0ppm Ag from 350m
Including; 1.85m @ 4.89% Cu,
6.3% Zn & 17ppm Ag from 377.55m
2m @ 2.95% Cu &
6.5ppm Ag from 228 m
JR06
1.2m @ 0.8% Cu, 0.6% Pb,
1.8% Zn & 57.5ppm Ag from 175m
3.6m @ 0.5% Pb, 2.3% Zn &
11.1ppm Ag from 205.4m
JR09
1m @ 2.0% Pb, 4.5% Zn &
12.5ppm Ag from 461m
JR11
9m @ 0.1% Cu, 1.8% Pb, 3.7% Zn &
14.4ppm Ag from 205.17
JR16
1m @ 2.37% Cu from 105.5m
JR17
1.6m @ 3.47% Cu, 0.21% Zn
& 8ppm Ag from 79.4m
JR06
drill hole trace and collar ID
mineralisation zone. Drilling targets down-dip
drilling target along strike

Figure 3: Plan View of historic drilling results (the complexity of the mineralisation and continuity between holes has not yet been ascertained).



Stuart Town

The Stuart Town goldfield comprises over 80 quartz vein and alluvial occurrences. Gold mining first commenced in the 1850's and more than 170,000 ounces of gold was produced between 1875 (when mine records were first kept in NSW) and the turn of the century.

Ironbark geologists have mapped several of the sites and have prepared an Induced Polarisation (IP) survey to map underlying alteration below the overburden to identify targets for drilling. The IP survey should be complete by the end of December quarter.

Gold occurs in structurally controlled often laminated quartz veins in stockwork with pyrite and minor arsenopyrite, galena, chalcopyrite, and sphalerite. The veins are structurally controlled by faulting, jointing, cleavage and bedding planes and believed to represent leakage from an underlying mineralised intrusion.

In order to determine the potential for an intrusive porphyry source at depth below the Stuart Town area, previous explorers commissioned a reconnaissance gravity survey. The most prominent feature identified by this survey was a residual gravity low anomaly centred in the region of the Quartz Hill and Manna Hill mines. The feature was virtually coincident with the centre of a magnetic low anomaly.



Coincident magnetic and gravity low
Stuart Town Exploration Model
A
B
Specimen Hill
Setting for majority of historical, narrow, high-grade gold mines, i.e.Kaiser Wilhelm (Combined 170,000+ oz Au production)
Altered Rhyolite Breccia pipe
Mineralised Rhyolite
Specimen Hil (significant As-Ag anomaly Au rock chip samples up 120 g/t Au)
Adits
Mineralised Breccia
150-200m
Proposed diamond drillhole
1700m
Country rock Greywacke and Shale
Dimension of coincident magnetic-gravity anomaly based on survey data and interpretation of Kratos uranium and Freeport exploration JV.
1200m

Figure 4: Stuart Town exploration model

Pambula

Mapping and sampling at the Pambula gold project was used to complete the drilling data base which has been audited and a modelled using 3D software. The review has highlighted that, while ore grade gold results were returned by earlier explorers, the rugged terrain greatly constrained their exploration efforts. Ironbark is currently using a track mounted drilling rig that may be capable of advancing this project however no work is planned at Pambula during the December quarter.

NEW PROJECTS

Burrandana

During the quarter, Ironbark acquired the Burrandana tungsten and tin project. The project area was explored and drilled by The Shell Company of Australia Limited in the late 1970's and early 1980's targeting tin-tungsten (Sn-W) mineralisation. Three key prospects have been identified (Tin Hill, Tungsten Valley and Pachmarhi) through mapping, soil sampling, trenching, Rotary Air Blast (RAB), Reverse Circulation (RC) and Diamond (DDH) Drilling.

Ironbark is targeting bulk tonnage sheeted-vein tin-tungsten mineralisation and has commenced discussions with other parties to further advance this project.

The geology of the prospect area is shown in Figure 5 and comprises metamorphosed Ordovician sedimentary rocks, biotite-rich and tourmaline-rich altered granites. Mineralisation is characterised by sheeted quartz-vein sets hosting scheelite and cassiterite mineralisation.

Significant drill intercepts from the limited drilling conducted at the Tin Hill prospect to date include;-

- 1.5m @ 1.9% WO_3 from 26m (PBT14),
- 4.0m @ 1.2% WO_3 from 36m (PBT04),
- 6.0m @ 0.18% Cu and 0.6% WO_3 from 18m including 2m @ 0.26% Cu and 1.6% WO_3 (PBT05).

The mineralisation at Tin Hill is interpreted to be a flat lying greissen system and remains open in almost every direction.

In the northern part of the licence at the Pachmarhi prospect one deep diamond drill hole (DCP1) targeting a down dip position of outcropping anomalous tin-tungsten sheeted veins intersected ore-grade tungsten mineralisation (0.9m @ 0.87% WO_3) from 161.1 metres down hole.



530 000 mE
534 000 mE
IRONBARK GOLD
BURRANDANA PROJECT
GEOLOGY & DRILL HOLE PLAN
Ordovician Metasediment
Siluro-Devonian Granite
MGA 94 Z 55
Historic mineral location
Drill hole location
Tenement boundary
ELA 2842
DCP 1
0.9 m @ 0.87% WO3
6 090 000 mN
Pachmarhi Prospect
PBT 4
4 m @ 1.21% WO3
including
2 m @ 1.63 % WO3
PBT 3
2 m @ 0.1% Sn
8 m @ 0.12 % Sn
PBT 5
6 m @ 0.63% WO3
including
2 m @ 1.58% WO3
PBT 14
1.5 m @ 1.89% WO3
PBT 6
2 m @ 0.18 % WO3
Tin Hill Prospect
6 086 000 mN
ELA 2839
6 082 000 mN
PCH 4
1 m @ 0.2% WO3
PCH 13
1 m @ 0.18% WO3
1 m @ 0.26% WO3
Inset

Figure 5: Plan of Burrandana Tungsten and Tin Field, tenure and drill hole locations



Bogong

During the quarter, Ironbark acquired the Bogong copper project located 20 kilometres south east of Tumut. Most recent drilling was in 1974 returning a best intercept of 200 feet (~61m) @ 1% copper, which significantly started and ended in mineralisation (Figure 6).

A high-grade mineralised shear zone was previously the focus for copper mining. Ironbark plans to test the potential for large, disseminated copper mineralisation as mapped in the surrounding altered felsic volcanic rocks.



BOGONG MINE
GEOLOGY & DRILL HOLE PLAN
SHAFT
DRILL HOLE
SERPENTINITE
BASIC VOLCANICS
FAULT
Historic drilling reported in feet.
1m = 3.3 feet (ft)
PDH 14
30 ft @ 0.3% Cu
PDH 6
140 ft @ 0.5% Cu
PDH 9
60 ft @ 0.4% Cu
PDH 16
200 ft @ 1.0% Cu
BOGONG PROSPECT
PDH 10
130 ft @ 0.3% Cu
BALOO PROSPECT
PDH 17
70 ft @ 1.0% Cu
including
30 ft @ 2.0% Cu
BAL 4
30 ft @ 0.2% Cu
BAL 7
10 ft @ 0.3% Cu
10 ft @ 0.2% Cu
BAL 6
15 ft @ 0.3% Cu
10 ft @ 0.5% Cu
BAL 5
25 ft @ 0.3% Cu
10 ft @ 0.3% Cu

Figure 6: Plan view of historic copper workings, drill collars and anomalous soil geochemistry

The historic mine was operated during the 1900's and produced 30 tonnes of ore at a head grade of 25% copper. The mine was worked again in 1918 producing a further 50 tonnes of ore at a head grade of 10% copper.

While the historic mining was focussed on a mineralised shear, small pits and workings are noted within the surrounding altered rhyolite host rock. This was characterised by disseminated copper mineralisation (bornite and chalcopyrite) peripheral to the mineralised shear and with no identified structural control. Ironbark intends to investigate the project area for large tonnage low grade disseminated copper mineralisation.

The most recent explorer to drill the prospect was A.O.G. Minerals Pty Ltd (AOG) and in 1974 returned a best drill intercept in hole "BOGONG16" of **200 feet (~61m) @ 1% copper** from 0 to 200 feet ending in mineralisation and hole "BOGONG17" returned 70 feet (~21m) @ 1% copper including **30 feet @ 2% copper**.

The project area is generally obscured by overburden and several regions of mapped outcropping and mineralised rhyolite identified by AOG have not been drill tested and represent immediate drill targets.

Kiawarra

During the quarter, Ironbark acquired the Kiawarra tin prospect located 35 kilometres northeast of Yass in New South Wales.

The project area was explored and drilled by Shell Australia Pty Ltd in the late 1970's and early 1980's targeting tin (Sn) mineralisation. The key prospect area is known as the Tin Mines Grid and is situated around numerous historic tin workings. The area has been mapped, soil sampled, trenched, Rotary Air Blast (RAB), Reverse Circulation (RC) and Diamond (DDH) Drilled.

The Kiawarra Tin Field was predominately worked between 1932 and 1965 in a series of mines comprising small pits and shafts over a strike of 1,500 meters targeting stockwork and sheeted vein tin ore. Alluvial tin mining was also conducted from the wash off material derived from the main and hard rock workings (Figure 7).

Commencing in 1980 The Shell Company of Australia Limited represented the first phase of serious modern exploration. Following the mapping, rock chip sampling, costeaning (returning up to 5m @ 1% Sn) and several phases of drilling confirmed the stockwork nature of the mineralisation. The target for the exploration is a bulk tonnage - low grade tin resource.


KIAWARRA
TIN PROSPECT
Historic tin workings
Drill hole collar
Roads
Tracks
ELA 2862
KM 7
24m @ 0.25% Sn
RKM 337
5m @ 0.8% Sn
KM 1
14m @ 0.23% Sn
KM 20
4m @ 0.63% Sn
6176000m
6174000m
2 km
684000m
686000m
688000m

Figure 7: Kiawarra Tin Field and tenure.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008

Tel: (08) 6461 6350

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

IRONBARK GOLD LIMITED

ABN

93 118 751 027

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for		
	(a) exploration and evaluation	(88)	(88)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(61)	(61)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	14	14
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(135)	(135)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	(50)	(50)
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.9	Proceeds from sale of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(50)	(50)
1.13	Total operating and investing cash flows (carried forward)	(185)	(185)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(185)	(185)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	3,000	3,000
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other - costs to issue	(160)	(160)
	Net financing cash flows	2,840	2,840
	Net increase (decrease) in cash held	2,655	2,655
1.20	Cash at beginning of quarter/year to date	367	367
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	3,022	3,022

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	27
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

1. Payment of consulting and directors fees to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	400
4.2	Development	-
	Total	**400**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	3	367
5.2	Deposits at call	3,019	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3,022	367

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	NIL			
6.2	Interests in mining tenements acquired or increased	EL6506	100%	0%	100%
		EL6575	100%	0%	100%
		EL6576	100%	0%	100%
		ELA 2756	100%	0%	100%
		ELA 2783	100%	0%	100%
		ELA 2841	100%	0%	100%
		ELA 2839	100%	0%	100%
		ELA 2842	100%	0%	100%
		EL 6381	Earn in – up to 75%		

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	22,500,000	17,000,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	15,000,000	15,000,000		
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	2,000,000		*Exercise price* $0.30	*Expiry date* 10 August 2011
7.8	Issued during quarter	2,000,000		$0.30	10 August 2011
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Stephen Brockhurst (Company secretary) Date: 26 October 2006

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.


Ironbark Gold




GRAYNIC METALS

4 December 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK AND GRAYNIC DIVEST TUNGSTEN AND TIN PROJECTS

Ironbark Gold Limited (Ironbark) reports that it has entered into a co-operative divestment agreement of its wholly owned Burrandana and Kiawarra tungsten and tin projects to Wolf Minerals Limited (Wolf) for a consideration of 3 million Wolf shares. The divestment will see these projects receive the attention they deserve allowing Ironbark to continue to focus on its base metal and gold projects in NSW. In addition Wolf has entered into an agreement with Graynic Metals Limited (Graynic) to acquire the tin and tungsten rights at the Yanco Glen project in exchange for 2 million Wolf shares. Graynic will continue to focus on its base metal projects in WA and NSW.

A map showing the location of the Wolf projects is attached.

Wolf is an unlisted public company with intentions to list on the Australian Stock Exchange in the first quarter of 2007 and raise approximately $3 million under a prospectus offer at $0.20 per share. Wolf has appointed Mr Humphrey Hale as the Managing Director and Mr Peter Mullins as the non-Executive Chairman. Representatives of Ironbark and Graynic will be also be invited to join the Wolf Board.

> ***Mr Peter Mullins**, BA (Hons), has a wealth of experience in organisational development, governance and international economic and political affairs. With a career that includes experience as an Australian diplomat and positions with Ernst & Young and ACIL Economics, plus various CEO appointments over the past decade. He is a Member of the Australian Institute of Company Directors (AICD). Peter's background includes environmental and land management and will assist the company to adopt leading-edge practices in all these areas. Peter is a former CEO of the Rural Lands Protection Boards in NSW and a former CEO of Greenpeace Australia Pacific.*
>
> ***Mr. Humphrey Hale**, B.Sc. (Hons) Exploration and Mining Geology, has over 14 years experience in the exploration and mining industry. This experience has principally been gained through exploration, resource development and mine feasibility roles for mining and exploration companies in various commodities. Humphrey was a founding director of a private gold exploration company in QLD, he spent 5 years with an exploration and mining consultant where he gained experience in multiple commodities, before taking on management of near mine exploration including a major feasibility study to establish an underground mine for AngloGold Ashanti.*

Ironbark and Graynic have secured a commitment from Wolf to offer Ironbark and Graynic shareholders a priority entitlement to subscribe for Wolf shares. The terms of the priority offer including the record date to determine entitlement will be advised when the Wolf prospectus has been lodged and is generally available.

The directors of Ironbark and Graynic wish to highlight that they will only participate in Wolf through their shareholding in Ironbark and Graynic respectively. No promoter or seed capital securities have been offered to the directors of either company. The directors have however unanimously indicated their interest in subscribing for shares in Wolf through the public offer prospectus.

Jonathan Downes
Managing Director
IRONBARK GOLD LIMITED

Ron Thom
Managing Director
GRAYNIC METALS LIMITED


Cobar
Yanco Glen (W)
Broken Hill
Dubbo
NEW SOUTH WALES
Orange
Kiawarra (Sn)
Sydney
Burrandana (W, Sn)
Wagga Wagga
Canberra
ACT
VICTORIA
SOUTH AUSTRALIA
200 km
SYDNEY
Project location
Highways
Town
Sn Tin prospect
W Tungsten prospect

Wolf Minerals Limited Project Location Plan



GRAYNIC METALS

4 December 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK AND GRAYNIC DIVEST TUNGSTEN AND TIN PROJECTS

Ironbark Gold Limited (Ironbark) reports that it has entered into a co-operative divestment agreement of its wholly owned Burrandana and Kiawarra tungsten and tin projects to Wolf Minerals Limited (Wolf) for a consideration of 3 million Wolf shares. The divestment will see these projects receive the attention they deserve allowing Ironbark to continue to focus on its base metal and gold projects in NSW. In addition Wolf has entered into an agreement with Graynic Metals Limited (Graynic) to acquire the tin and tungsten rights at the Yanco Glen project in exchange for 2 million Wolf shares. Graynic will continue to focus on its base metal projects in WA and NSW.

A map showing the location of the Wolf projects is attached.

Wolf is an unlisted public company with intentions to list on the Australian Stock Exchange in the first quarter of 2007 and raise approximately $3 million under a prospectus offer at $0.20 per share. Wolf has appointed Mr Humphrey Hale as the Managing Director and Mr Peter Mullins as the non-Executive Chairman. Representatives of Ironbark and Graynic will be also be invited to join the Wolf Board.

> ***Mr Peter Mullins**, BA (Hons), has a wealth of experience in organisational development, governance and international economic and political affairs. With a career that includes experience as an Australian diplomat and positions with Ernst & Young and ACIL Economics, plus various CEO appointments over the past decade. He is a Member of the Australian Institute of Company Directors (AICD). Peter's background includes environmental and land management and will assist the company to adopt leading-edge practices in all these areas. Peter is a former CEO of the Rural Lands Protection Boards in NSW and a former CEO of Greenpeace Australia Pacific.*

> ***Mr. Humphrey Hale**, B.Sc. (Hons) Exploration and Mining Geology, has over 14 years experience in the exploration and mining industry. This experience has principally been gained through exploration, resource development and mine feasibility roles for mining and exploration companies in various commodities. Humphrey was a founding director of a private gold exploration company in QLD, he spent 5 years with an exploration and mining consultant where he gained experience in multiple commodities, before taking on management of near mine exploration including a major feasibility study to establish an underground mine for AngloGold Ashanti.*

Ironbark and Graynic have secured a commitment from Wolf to offer Ironbark and Graynic shareholders a priority entitlement to subscribe for Wolf shares. The terms of the priority offer including the record date to determine entitlement will be advised when the Wolf prospectus has been lodged and is generally available.

The directors of Ironbark and Graynic wish to highlight that they will only participate in Wolf through their shareholding in Ironbark and Graynic respectively. No promoter or seed capital securities have been offered to the directors of either company. The directors have however unanimously indicated their interest in subscribing for shares in Wolf through the public offer prospectus.

Jonathan Downes Managing Director **IRONBARK GOLD LIMITED**	Ron Thom Managing Director **GRAYNIC METALS LIMITED**


Cobar
Yanco Glen (W)
Broken Hill
Dubbo
NEW SOUTH WALES
Orange
Kiawarra (Sn)
Sydney
SYDNEY
Burrandana (W, Sn)
Wagga Wagga
Canberra
ACT
VICTORIA
SOUTH AUSTRALIA
200 km
Project location
Highways
Town
Sn Tin prospect
W Tungsten prospect

Wolf Minerals Limited Project Location Plan

IRONBARK GOLD LIMITED

BROKER PRESENTATION- DECEMBER 2006 FIELD TRIP



Drilling at the Belara base metal project, November 2006

Ironbark: Focused on Gold and Base Metal Exploration and Development



Disclaimer

This Presentation has been prepared exclusively for the recipient and is not to be relied upon by anyone else. Ironbark Gold Limited (IBG) believe that the advice and information herein has been obtained from sources that are accurate and reliable, but it has not checked or verified the information and no warranty of accuracy, reliability or completeness is given and (except insofar as liability under any statute cannot be excluded) no responsibility arising in any other way for errors and omissions or in negligence is accepted by IBG or any employee, agent or Director. IBG accepts no liability for any loss or damage caused by any error in or omission from this report. This document is not intended to be an offer, or a solicitation of an offer, to buy or sell any relevant securities (i.e. securities mentioned herein or of the same issuer and options, warrant, or rights with respect to or interests in any such securities). IBG does not guarantee the accuracy or completeness of the information herein, or upon which opinions herein have been based. Unless otherwise stated all views expressed herein (including estimates or forecasts) are solely those of IBG and subject to change without notice. Whilst this document is based on information and assessments we believe are current at the date of this publication. IBG has no obligation to provide revised assessments in the event of changed circumstances. This document may not be reproduced or copies circulated without authority.



Directors and Officers

Peter Duncombe Bennetto- Non Executive Chairman
Banking and Investment +30 years experience

Jonathan Charles Downes – Managing Director
B.Sc Geol, MAIG
Geologist (exploration and acquisition) + 12 years experience

Adrian Paul Byass – Technical Director
B.Sc Hon (Geol), B.Econ, FSEG, MAIG
Geologist (exploration and resource evaluation) + 12 years experience

Gregory Clyde Campbell – Non Executive Director
BE (Chem) Hon
Process Engineer (project design through to commissioning) +17 years experience.

Strong technical background with a track record for delivering value.

Corporate: ASX code IBG

- Shares on Issue: 22.5M
- Market Capitalisation @ 70c: $15M
- Cash following Listing: $3M
- Options on issue: 2M @ 30c exercise

Website

www.ironbarkgold.com.au



Core Projects

Ironbark has two advanced base-metal project in NSW which the company is currently focusing exploration activities on;-

> **Belara**: Advanced **Cu-Pb-Zn-Ag** project – currently being drilled, modeled and evaluated
>
> **Immediate Target 1-2MT @ 8% Zn eqv**
>
> **Captains Flat**: Major **Cu-Pb-Zn-Ag-Au** producer until 1962 – currently being evaluated and modeled with drilling planned
>
> **Immediate Target 4MT @ 8% Zn eqv**


IRONBARK GOLD LIMITED
PROJECT LOCATION
December 2006
BELARA
ELA2756
EL6576
Cu Pb Zn
Ag Au
Dubbo
NEW SOUTH WALES
STUART TOWN
EL6575
Au
Core projects
Orange
Other project
KIAWARRA
ELA2862
Sn
Sydney
BOGONG
ELA2841
Cu
BURRANDANA
ELA2482
ELA2839
W Au
MAJOR'S SOUTH
ELA2894
Au
Wagga Wagga
100km
CAPTAIN'S FLAT
EL6381
Cu Pb Zn
Ag Au
PAMBULA
EL6506
Au



Going Forward

- **Within 6 months**

- Define a resource at the Belara base metal project through drilling. Target +1MT from 1st phase
- Explore the Jerangle base metal project (South of Captains Flat)
- Compile historic data at the Captains Flat base metal project and assess extensional and remnant ore potential
- Evaluate potential tailings resource at Captains Flat
- Divest tungsten and tin projects into Wolf Minerals Limited IPO

- **Within 12 months**

- Evaluate full potential of the Belara base metal project
- Evaluate resource potential at the Captains Flat base metal project including drilling tailings and underground
- Evaluate potential resource at the Jerangle base metal project
- Identify supportive partner to commence development appraisals

The other projects held by Ironbark will be dealt with as the Board sees fit and may include exploration, joint venture or sale.



Belara

History

- Discovered < 1875 and worked intermittently to 1907. Mined grades 3-5% Cu, 2-4.5g/t Au and 60-90g/t Ag.
- 16 Diamond holes drilled by Cominco in 1968. Cominco estimated a strike length of 610m for Belara lode.
- Newmont (1980) estimated a mineral inventory of 700,000t at 0.85% Cu, 5.9% Zn, 2.3% Pb and 55 g/t Ag based on Cominco drilling.
- *Report available from NSW Department of Primary industries web site open file at http://minview.minerals.nsw.gov.au/ EL6576, Report GS1984_332_12196*
- Total 23 diamond drill holes for 3,905m completed at Belara – Native Bee to date.
- Most recent drilling (2 diamond holes) completed by Aztec in 1993 returned the deepest and best intercept to date of 6m @ 6.9%Zn, 2.5% Pb, 83 g/t Ag, 0.6% Cu and 0.46 g/t Au, which equates to **(6m @ 21.0 g/t Au eqv)** *Assuming US$645/oz Au, US$14/oz Ag, US$2.00/lb Zn, US$ 0.75/lb Pb, US$ 3.25/lb Cu – as at 4th December 2006*
- Current (ongoing) drilling planned for 1,800m or diamond and RC drilling.

Current Exploration

Ironbark is currently drilling at Belara and is preparing a resource estimate based on historical and recent confirmation drilling results. This resource will be released in early 2007.


North
Belara
diamond
drillhole
trace
Native Bee
600m+
base metals
mineralisation lodes
300m+
View of Belara lodes elevated from SE using Vulcan software showing diamond drilling and interpreted mineralisation.


Belara - Native Bee Long Section and planned drilling
looking west +/-150m
South
North
A
A'
Belara shafts
surface
existing drill hole trace
Native Bee
Belara
Target Zone
?
0
500m
1,000m
1,500m
Native Bee shafts
Projected Ironbark drilling pierce point
Existing drill hole number

Historical drilling and planned drilling at Belara is shown in the above long section. The current programme drilling density is targeted to allow a resource estimate to be calculated at a moderate (Indicated) level of confidence.


CRAE Cu-Au targets within historical Cu producing reagion
Historical Copper Workings
Granted Tenure
Tenure Application
ELA 2750
EL 6575
ELA 2161
Base metal targets
Belara Project
ELA 2750

Ironbark has acquired considerable exploration tenure along strike and around the Belara Project. Upon completion of the first phase of drilling at Belara – Native Bee, regional exploration will commence with focus being given to previously defined CRAE Cu-Au targets within areas of historical Cu mining.



Captain's Flat

"Captain's Flat is second only to Broken Hill as a source of lead and zinc. In addition it will furnish large quantities of sulphur for the manufacture of superphosphates – so valuable to our agricultural industry."

NSW Parliamentary Debates, 8 December 1937 after the railway was constructed to the mine site.

History

- Gold discovered in 1864
- First productive reef opened up in 1882 sparking the Molonglo River gold rush
- 1883 saw first treatment plant built to recover gold but suffered due to high lead and silver in ore
- 1885 saw first smelter and the focus turned to lead and silver
- In 1887 BHP purchased part of the Captain's Flat mine (Commodore) and built a Calcination plant – that failed to effectively treat the ore
- 1890 saw ore "heap roasted" using local timber burnt under the ore
- In 1894, the Commodore-Vanderbilt and Koh-i-noor mines were merged and became the Lake George Mining and Smelting Company. Major infrastructure was built including tramways, electricity, phones and pyritic smelters


Smelter in 1896


Mine head frame in 1959

- In 1899 base metal production ceased and the mine became focused on gold again
- In 1936 the Government finally built a railway to Captain's Flat and a major mining operation commenced
- After mining over 4 million tons of ore and producing metals valued at $3.1B at current prices for a recorded production of 406,418 tonnes of zinc, 243,851 tonnes of lead, 27,230 tonnes of copper, 7.4 million ounces of silver and 220,000 ounces of gold, the mine was closed in 1962



Belara
NSW
Stuart Town
Sydney
Captains Flat
Bambula
Ironbark Project Location Plan
720,000mE
584,000mN
582,000mN
580,000mN
Captains Flat
Project Tenure and Prospect Map
EL 6381
Lake George Mine
Historical Production
~4Mt of ore @ 0.7% Cu, 10% Zn
6% Pb and 55 g/t Ag
Drilling below mine workings includes
1.22m @ 12.4% Zn, 5.4% Pb
and is interpreted to be top of repeat ore lode
Vanderbilt Hill Prospect
Drillhole 34
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
Drillhole 33
2.1m @ 6.5% Zn, 5.4% Pb
Roaches Prospect
Julita Prospect
Anembo Prospect
3m @ 6.9% Zn, 5.5% Pb, 21g/t Ag
and 2.0 g/t Au from 163m
Jerangle Prospect
Drillhole JR 03
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
Drillhole JR 04
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 8 g/t Ag
including 1.9m @ 4.9% Cu, 8.3% Zn,
17 g/t Ag from 350m
0km Scale 10km
GDA94:Zone55
0806_CF_loc_01

Captains Flat
Lake George Mine


Keatings Lode
Elliots Lode
Exploration Target Area
Exploration Target Area
T30 - 1.2m @ 12.4% Zn, 5.4% Pb
T29 - 3.9m @ 3.9% Zn, 1.9% Pb
Lake George Mine

>4Mt @ 10% Zn, 6% Pb, 0.7% Cu and 55 g/t Ag in historical Production

Ironbark is digitising historical working for the first time

The mine was closed in 1962 and considerable ore remains in and around historical workings

Deep drilling has identified a possible repeat of the main Elliots and Keatings Lode mineralisation

Lake George Mine (Captain's Flat)

Returning the Lake George Mine at Captain's Flat to production will be a high priority for Ironbark.

Deep drilling beneath the historical workings has intersected primary mineralisation which is thought to represent a possible repeat of the Lake George mineralisation. Intercepts at depth include 1.2m @ 12.4% Zn and 5.4% Pb.

The historical production from Lake George yielded in excess of 4Mt @ 10% Zn, 6% Pb, 0.7% Cu, 55 g/t Ag and 1.8 g/t Au. Considerable amounts of remnant mineralisation are contained within the area of previous mining and within the tailings from historical treatment.

Captain's Flat Tailings

As with all major historic mines, a significant amount of tailings have been produced and may represent significant "future value". *Geological Survey of NSW, Department of Mines, Captain's Flat Tailings Report 1965*

The tailings are deposited in 7 main dumps and are estimated to contain the following volumes – in cubic yards: (1 cubic yard = ~0.75 cubic metre or BCM)

Dump 1	49,200
Dump 2	38,600
Dump 3	50,200
Dump 4	3,400
Dump 5	16,900
Dump 6	650,500
Dump 7	665,000
Total	1,473,800 cubic yards

The tailings typically have a grade of 28% sulphur. The grade of zinc-lead-copper-silver-gold in the tailings is not known.

Ironbark will appraise the potential of the tailings as a matter of high priority. This will include drill testing as part of the related Jerangle Prospect drilling south of Captain's Flat scheduled for December 2006 - January 2007.

Other Projects:

Ironbark has a selection of other wholly owned gold and base metal projects in NSW. These projects are considered to be valuable assets of the Company and will be evaluated in due course.

- **Stuart Town**

Historic goldfield that has a production history of at least 170k oz of gold. The project is prospective for large scale Intrusion Related gold mineralisation.

- **Bogong**

Broad disseminated copper mineralisation identified by previous explorers returning drill intercepts such as 60m at 1% copper. The project is considered to be prospective for large tonnage copper mineralisation

- **Pambula**

Historic goldfield that has a production history of at least 100k oz of gold. The project is prospective for high grade Intrusion Related gold mineralisation. Historic drill intercepts include 2m @ 22.9g/t gold and 5m @ 7.6 g/t gold

- **Majors South**

Large licence covering the southern portion of the Braidwood Granodiorite, including occurrences of "Majors Creek" styles of mineralisation and a large portion of the "Majors Creek" fault that underlies the +1Moz alluvial Araluen gold field.

- **Elsienora**

Historic drilling returned multi lode base metal mineralisation over a strike of at least 500m. Better results include:

Hole No.	From (m)	To (m)	Length (m)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
DDH 1	81.8	83.8	2.0	3.48	7.24	36	Not assayed
DDH 4	318.5	321.1	2.6	3.16	8.54	74	0.66



GRAYNIC METALS

22 December 2006

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK AND GRAYNIC TUNGSTEN DIVESTMENT: WOLF MINERALS LIMITED RECORD DATE FOR PRIORITY OFFER

Ironbark Gold Limited (Ironbark) and Graynic Metals Limited (Graynic) report that the co-operative divestment of the tungsten and tin projects into Wolf Minerals Limited (Wolf) has progressed with a prospectus that has been lodged with the ASIC on Friday 22 December 2006. Wolf is an unlisted public company with intentions to list on the Australian Stock Exchange in the first quarter of 2007 and raise approximately $3 million under a prospectus offer at $0.20 per share. Wolf has appointed Mr Humphrey Hale as the Managing Director and Mr Peter Mullins as the non-Executive Chairman.

An indicative timetable is presented below. While the general public are invited to subscribe for shares in Wolf, shareholders in Ironbark and Graynic at the Record Date will be granted a priority to subscribe for shares in Wolf. The Board will retain the right to allot shares at their sole discretion in the event the offer is oversubscribed.

Lodgement of Prospectus with the ASIC	22 December 2006
Priority Record Date	12 January 2007
Opening Date	22 January 2007
Closing Date	5.00pm WST on 2 March 2007
Despatch of Holding Statements	7 March 2007
Expected date for listing on ASX	13 March 2007

These dates may be subject to change. The Company reserves the right to extend the Closing Date or close the Offer early.

Shareholders in Ironbark and Graynic are advised that the issued capital of Wolf will be 23,500,000 shares immediately following the listing of Wolf. Wolf has allotted no promoter shares and no shares or options have been granted to the Directors of Ironbark and Graynic. 1,000,000 options with a 30 cent exercise price will be granted to the Managing Director on listing. Wolf will hold in excess of $3 million after all costs associated with the listing.


Ironbark Gold


GRAYNIC METALS

The Directors of Ironbark and Graynic have unanimously indicated their interest in subscribing for shares in Wolf through the public offer prospectus. The offer is expected to be keenly received and the Directors of Ironbark and Graynic recommend prompt action following the Opening Date by shareholders interested in subscribing for shares in Wolf.

Jonathan Downes
Managing Director
IRONBARK GOLD LIMITED

Ron Thom
Managing Director
GRAYNIC METALS LIMITED

11 January 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK COMMENCES DRILLING AT CAPTAINS FLAT – JERANGLE PROSPECT

Ironbark Gold Limited (Ironbark) reports that it has commenced drilling at the Jerangle Prospect at Captains Flat, located on the southern end of the Captains Flat licence in New South Wales (Figure 1) where Amoco (1981) intercepted significant zinc and copper intercepts over a strike of 1,500 metres and remains open to the north and south. Two blind (does not reach surface) zones were identified, a copper zone and a zinc zone commencing at depths of approximately 100 metres.


Belara
NSW
Stuart Town
Sydney
Captains Flat
Pambula
Ironbark Project Location Plan
720,000mE
Lake George Mine
Historical Production
~4Mt of ore @ 0.7% Cu, 10% Zn 6% Pb and 55 g/t Ag
Drilling below mine workings includes
1.22m @ 12.4% Zn, 5.4% Pb
and is interpreted to be top of repeat ore lode
584,000mN
Vanderbilt Hill Prospect
Drillhole 34
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
Drillhole 33
2.1m @ 6.5% Zn, 5.4% Pb
Captains Flat
Project Tenure and Prospect Map
EL 6381
Roaches Prospect
Julita Prospect
582,000mN
Anembo Prospect
3m @ 6.9% Zn, 5.5% Pb, 21/gt Ag and 2.0 g/t Au from 163m
Jerangle Prospect
Drillhole JR 03
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
Drillhole JR 04
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 8 g/t Ag
including 1.9m @ 4.9% Cu, 6.3% Zn, 17 g/t Ag from 350m
580,000mN
0km
Scale
10km
GDA94:Zone55
Figure 1: Plan view of the Captains Flat Licence and prospects

There is no drilling between the two zones - see Figure 2. In addition, historic soil sampling has identified a zone anomalous for zinc at a southern portion of the project that remains to be drill tested.

The initial programme will see approximately 6 holes drilled for 1,100 metres to confirm and extend historic copper/lead/zinc/gold and silver mineralisation returned by previous explorers.



Jerangle prospect drilling
with significant historical results
Ironbark drilling target
6 029 500 N
JR13
JR09
JR03
JR01
JR10
JR04
JR16
Copper mineralisation zone
JR02
JR05A
JR17
JR05
6 029 000 N
JR15
Ironbark drilling target
JR11
Zinc mineralisation zone
JR06
6 028 500 N
JR14
713 000 E
713 500 E
Datum
GDA94 Z55
JR02
2m @ 2.7% Cu &
7.5 ppm Ag from 49m
JR03
0.6m @ 4.3% Cu &
ppm Ag from 113.45m
2.25 m @ 5.25% Cu &
19.0 ppm Ag from 227.75
JR04
29.4m @ 0.5% Cu, 0.2% Pb,
2.1% Zn & 8.0ppm Ag from 350m
including; 1.85m @ 4.89% Cu,
6.3% Zn & 17ppm Ag from 377.55m
2m @ 2.95% Cu &
6.5ppm Ag from 228 m
JR06
1.2m @ 0.8% Cu, 0.6% Pb,
1.8% Zn & 57.5ppm Ag from 175m
3.6m @ 0.5% Pb, 2.3% Zn &
11.1ppm Ag from 205.4m
JR09
1m @ 2.0% Pb, 4.5% Zn &
12.5ppm Ag from 461m
JR11
9m @ 0.1% Cu, 1.8% Pb, 3.7% Zn &
14.4ppm Ag from 205.17
JR16
1m @ 2.37% Cu from 105.5m
JR17
1.6m @ 3.47% Cu, 0.21% Zn
& 8ppm Ag from 79.4m
JR06

Figure 2: Plan View of historic drilling results (the complexity of the mineralisation and continuity between holes has not yet been ascertained).

Captains Flat Base Metal Project

Following the execution of an agreement with Monaro Mining Limited (Monaro), Ironbark has commenced the work necessary to earn a targeted 75% interest in the Captains Flat base metal (zinc-lead-copper-silver-gold) project. Monaro will retain a free carried interest to a decision to mine.

Captains Flat represents a well endowed belt of Volcanic Massive Sulphide (VMS) base metal mineralisation with numerous base metal occurrences and covers the historic Captains Flat (Lake George) Mine that has produced 4 million tonnes of high grade zinc-lead-copper-silver-gold. The mineralisation remains open at depth and numerous historic drill results along strike require follow up.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008

Tel: (08) 6461 6350

17 January 2007



The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

DRILLING RESULTS – BELARA PROJECT

Ironbark Gold Limited is pleased to report that results from the first stage of drilling at Belara have been received. Highlights are summarised below:

- Resource drilling confirms continuity and grade of zinc-lead-copper-silver-gold mineralisation with results such as:

  Hole B30: 8 metres @ 4.2% Zn, 1.8% Pb, 0.5% Cu, 62 g/ Ag, 0.5 g/t Au (12.8 g/t AuEq, 6.5% ZnEq)
  - including 2 metres @ 6.6% Zn, 5.3% Pb, 1.2% Cu, 178 g/t Ag, 1.3 g/t Au (25.4 g/ AuEq, 12.9% ZnEq); and
  - 3 metres @ 5.7% Zn,0.9% Pb, 0.1% Cu, 22 g/t Ag, 0.1 g/ Au (12.72 g/t AuEq, 6.5% ZnEq)

- Peak grade results returned from the drilling include 14.5% Zn, 8.8% Pb, 2.3% Cu, 307 g/t Ag and 2.1 g/t gold over 0.5 metres intervals

- The drilling density is considered sufficient to allow a maiden JORC Compliant resource to be calculated and released in the March quarter

- Mineralisation remains open and is increasing in width and grade at depth

- Extensional drilling program currently being planned to commence in March

- Rock chip sampling to the south of the Project has extended the strike of mineralisation a further 140 metres to the south with grades of up to 3.7% Pb

- Rock chip assay results from sampling to the north have not been returned yet however historic sampling 500 metres to the north of the main historic Belara workings have returned grades of up to 29% copper and 7 g/t gold

- Total strike of identified mineralisation at Belara now exceeds 2,200 metres and remains open to the North, South and at depth

The Belara Project is located east of Wellington and approximately 90 kilometres north of Orange in New South Wales. Previous explorers have identified significant zinc, lead, copper, silver and gold mineralisation from drilling undertaken between 1968 and 1993. The mineralisation has been identified over a strike of 2,200 metres.

The drilling results are tabled below (Table 1) and each mineralised hole returned intercepts comprising of 5 elements. To understand the collective value of each intercept, a gold equivalent (AuEq) and a zinc equivalent (ZnEq) column have been added according to the contained metal values shown in Table 1.

The average width of the lodes intersected was 3.0m and the average unweighted grade as a gold equivalent was 16.0 g/t and the average unweighted grade as a zinc equivalent was 8.1%. The price assumptions are attached to Table 1.

The drilling program comprised 9 holes for 1,104 metres of reverse circulation (RC) drilling and 707.4 metres of diamond drilling (see Figure 1). The drilling has successfully confirmed the continuity of previously identified mineralisation and the tenor of the mineralisation between earlier drill holes. The drilling data is now considered of sufficient density to allow a JORC compliant resource to be calculated. This process has begun and results are expected in the March quarter of 2007.

A program of extensional drilling is currently being planned to expand on the resource and to test the mineralisation at depth, which appears to be increasing in grade and width, and on strike in several areas of the deposit.

Assays for hole B31 have not been received. Hole B23 deviated from its planned location as the hole lifted (from -60 degrees to -35 degrees) and missed the target zone. This hole is planned to be re-drilled in March. Hole B25 intercepted a porphyry rock that was not mineralised.

Table 1

Belara Project

IRONBARK DRILLING NOV-DEC 2006

Significant Drilling Intercepts

Hole ID	Depth From (m)	Depth To (m)	Width (m)	Zn %	Pb %	Cu %	Ag g/t	Au g/t	AuEq g/t	ZnEq %
B024	81.0	82.0	1	**3.48**	**1.36**	0.18	41	0.02	9.28	4.71
B024	82.0	83.0	1	**6.36**	**1.73**	0.557	**60**	0.16	16.82	8.54
B024	83.0	84.0	1	0.62	0.216	0.414	11	0.01	2.76	1.40
B024	84.0	85.0	1	**4.19**	**1.2**	**1.69**	**50**	0.04	14.91	7.57
4m @ 3.7 % Zn, 1.13% Pb, 0.71% Cu, 41 g/t Ag, 0.06 g/t Au (11.1 g/t AuEq g/t, 5.6% ZnEq) from 81m										
B026	132.0	132.5	0.5	**12.7**	**4.85**	0.01	**148**	0.05	31.95	16.22
B026	132.5	133.0	0.5	**6.91**	0.886	0.02	22.5	0.03	14.88	7.55
B026	133.0	133.5	0.5	1.26	0.303	0.23	12.9	0.01	3.63	1.84
1.5m @ 7.0 % Zn, 2.0 %Pb, 0.1% Cu, 61 g/t Ag, 0.03 g/t Au (16.8 g/t AuEq, 8.5% ZnEq) from 132m										
B027	186.5	187.0	0.5	**7.5**	**2.88**	0.1	**132**	0.04	19.97	10.14
B027	187.0	187.5	0.5	**2.09**	0.32	0.1	16.5	0	4.93	2.50
B027	187.5	188.0	0.5	0.483	0.09	0.0	12.7	0	1.40	0.71
B027	188.0	189.0	1.0	0.173	0.06	0.1	14.6	0	0.94	0.48
1.0m @ 4.8% Zn, 1.6% Pb, 0.1% Cu, 15 g/t Ag, 0.02 g/t Au (12.45 g/t Au, 6.3% ZnEq) from 186.5m										
B028	164.5	165.0	0.5	1.39	0.32	0.02	6.4	0.03	3.21	1.63
B028	165.0	165.5	0.5	**12.9**	**5.22**	0.08	**100**	0.06	31.84	16.16
B028	165.5	166.0	0.5	**5.28**	**1.6**	**1.27**	**228**	0.97	20.85	10.58
B028	166.0	166.5	0.5	1.57	0.22	**1.87**	**109**	**1.5**	12.16	6.17
B028	166.5	167.0	0.5	0.22	0.1	**1.71**	44	**1.77**	7.89	4.00
B028	167.0	167.5	0.5	0.3	0.06	**1.22**	24.3	0.84	5.33	2.71
B028	167.5	168.0	0.5	0.15	0.08	0.6	14.7	0.77	3.08	1.56
B028	168.0	168.5	0.5	0.11	0.05	0.8	17.9	0.55	3.37	1.71
2.0m @ 5.0% Zn, 1.8% Pb, 120 g/t Ag, 1.1 g/t Au (18.2 g/t AuEq, 9.2% Zn Eq) from 165 metres										
including 1.0m @ 9.1% Zn, 3.4% Pb, 1.2% Cu, 120 g/t Ag, 1.1 g/t Au (26.34 g/t AuEq, 13.4% ZnEq) from 165m										
B029	253.5	254.5	1	1.5	0.4	0.10	22.3	0.01	3.92	1.99
B029	254.5	255.0	0.5	**3.0**	0.9	0.05	**58**	0.03	7.89	4.01
B029	255.0	255.5	0.5	1.6	**1.0**	0.06	41	0.02	4.96	2.52
B029	255.5	256.0	0.5	**14.5**	**5.4**	0.03	**153**	0.08	36.09	18.32
1.5m @ 6.4% Zn, 2.4% Pb, 0.1% Cu, 84 g/t Ag, 0.08 g/t Au (16.3 g/t AuEq, 8.3% ZnEq) from 254.5m										
B030	299.0	299.5	0.5	**13.00**	**4.47**	0.26	**96**	0.57	32.38	16.44
B030	299.5	300.0	0.5	1.37	**1.29**	0.66	**67**	**1.72**	8.62	4.37
B030	300.0	300.5	0.5	**3.05**	**8.76**	**2.25**	**307**	**2.14**	27.44	13.93
B030	300.5	301.0	0.5	**8.84**	**6.62**	**1.76**	**245**	0.88	33.34	16.92
B030	301.0	301.5	0.5	0.72	0.26	1.50	**56**	0.75	7.65	3.88
B030	301.5	302.0	0.5	0.75	0.44	0.20	33	0.3	3.36	1.71
B030	302.0	303.0	1	1.87	0.40	0.06	14	0.06	4.50	2.29
B030	303.0	304.0	1	0.32	0.32	0.12	13	0.08	1.56	0.79
B030	304.0	304.5	0.5	**5.95**	0.36	0.26	18	0.15	13.26	6.73
B030	304.5	305.0	0.5	**10.15**	1.70	0.18	42	0.12	22.83	11.59
B030	305.0	305.5	0.5	**3.98**	0.70	0.02	16	0.03	8.82	4.48
B030	305.5	306.0	0.5	**6.32**	0.37	0.15	14	0.12	13.58	6.90
B030	306.0	307.0	1	**3.83**	0.99	0.03	21	0.07	8.91	4.53
8.0m @ 4.2% Zn, 1.8% Pb, 0.5% Cu, 62 g/t Ag, 0.5 g/t Au (12.8 g/t AuEq, 6.5% ZnEq) from 299m										
including 2.0m @ 6.6% Zn, 5.3% Pb, 1.2% Cu, 178 g/t Ag, 1.3 g/t Au (25.4 g/t AuEq, 12.9% ZnEq) from 299m;										
and 3.0m @ 5.7% Zn, 0.9% Pb, 0.1% Cu, 22 g/t Ag, 0.1 g/t Au (12.72 g/t AuEq, 6.5% Zn Eq) from 304m										

AuEq and ZnEq use the following price assumptions:

Zn US$1.80/lb, Pb US$0.70/lb, Cu US$2.75/lb, Ag US$ 13/oz, Au US$625/oz

A program of rock chip sampling to the south has extended the strike of mineralisation a further 140 metres to the south with grades of up to 3.7% Pb, 0.4 g/t Au, 28 g/t Ag and 0.5% Cu from outcropping mineralisation.

Rock chip assay results from sampling to the north of the Belara have not been returned however historic sampling 500 metres to the north of the main historic Belara workings have previously returned grades of up to 29% Cu and 7 g/t Au from outcropping chalcocite mineralisation.

This takes the total potential strike of identified mineralisation from the south of Native Bee to the north of Belara to 2,200 metres and open (Figure 2).

The ore type at Belara is classified as Volcanogenic Massive Sulphide (VMS). This model typically occurs as lenses of polymetallic massive sulphide that forms at or near the sea floor in submarine volcanic environments. Many VMS deposits occur in Canada and have contributed to approximately 50% of all the zinc produced there. Because of their polymetallic content, VMS deposits continue to be one of the best deposit types for security against fluctuating prices of different metals. Belara is believed to belong to the Silici-Clastic-Felsic model that has average grades in Canada of 4.7% Zn, 2% Pb, 0.9% Cu, 53 g/t Ag and 0.9 g/t Au with an average size of 9.2 million tons.

Table 2

Prospect	Hole_id	GDA_E	GDA_N	Total Depth	RC Depth	Diamond Depth	Collar dip	Collar azi
Native Bee	B023	710524	6414780	103	103	0	-64.14	247.62
Native Bee	B024	710475	6414960	138	138	0	-58.67	245.33
Native Bee	B025	710256	6415823	133	133	0	-65.99	247.49
Belara	B027	710227	6416022	207.1	138	62.1	-69.36	200.77
Belara	B026	710198	6416084	156.2	90	66.2	-68.22	238.41
Belara	B028	710206	6416181	187.5	157	30.5	-70	226
Belara	B029	710327	6416217	260	109	151	-70	226
Belara	B030	710347	6416367	312.6	121	191.6	-70	226
Belara	B031	710301	6416494	321	115	206	-60	240



Belara Project
Drillhole collar location
and drill trace plan
Legend
Mine Sequence
Interpreted Mine Sequence
Existing drill hole trace
Ironbark drill hole trace
Workings
GDA94 Z55
Inset A
Inset B
6,416,500mN
6,416,000mN
6,415,500mN
6,415,000mN
6,414,500mN
6,414,000mN
Belara shafts
Native Bee shafts
710,000mE
710,500mE
711,000mE
Inset A
Belara
A'
A
B031
B030
B029
B028
B026
B027
B025
Inset B
Native Bee
B'
B
B023
B024
Rock chip
sample locations
BNBRK002 - 004

Figure 1


Belara - Native Bee Long Section and planned drilling
looking west +/-150m. Historical drilling and Ironbark drilling intercepts
showing gold equivalent (g/t AuEqv) and zinc equivalent (% ZnEqv) intercepts
South
North
A
A'
Belara shafts
surface
existing drill hole trace
Awaiting results
Open down plunge
Native Bee
Belara
Target Zone
0
500m
1,000m
1,500m
Native Bee shafts
BNBRK002-004
rock chip samples
results up to 0.4 g/t Au
0.6% Cu, 3.7% Pb,
0.2% Zn, 28 g/t Ag
Ineffective due to excessive deviation
(>15 degree lift in first 80m)
existing drill hole trace
Ironbark drilling pierce point
with hole number (8028)
Existing drill hole number
Intercept width and calculated gold equivalent (AuEqv)
and Zinc equivalent (ZnEqv) grade expressed as g/t AuEqv and % ZnEqv
calculated based on:-
Zn US$ 1.80/lb
Pb US$ 0.70/lb
Cu US$ 2.75/lb
Ag US$ 13/oz
Au US$ 625/oz
BNB_LS_0107_eqv_01

Figure 2

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.Sc Hons(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to quality as a Competant Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exoploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008

Tel: (08) 6461 6350

QUARTERLY ACTIVITIES REPORT

December 2006

Ironbark Gold Limited (Ironbark) is an Australian mineral exploration and development company that owns a suite of base metal and precious metal projects.

Highlights

1 Belara

- Resource drilling at Belara confirms continuity and grade of zinc-lead-copper-silver-gold mineralisation with results such as:
  Hole B30: 8 metres @ 4.2% Zn, 1.8% Pb, 0.5% Cu, 62 g/ Ag, 0.5 g/t Au including 2 metres @ 6.6% Zn, 5.3% Pb, 1.2% Cu, 178 g/t Ag, 1.3 g/t Au (25.4 g/ AuEq, 12.9% ZnEq) ; and
  3 metres @ 5.7% Zn,0.9% Pb, 0.1% Cu, 22 g/t Ag, 0.1 g/ Au (12.72 g/t AuEq, 6.5% ZnEq)
  (Full detail Metal Equivalent values and calculation formula are shown in Table 1)

- The drilling density is considered sufficient to allow a maiden JORC Compliant resource for Belara to be calculated and released in the March quarter

- Mineralisation remains open and is increasing in width and grade at depth. Extensional drilling program currently being planned to commence in March

- Rock chip sampling to the south of the Project has confirmed continuity along the strike of mineralisation a further 140 metres to the south of B23 (southern Ironbark hole) with grades of up to 3.7% Pb. Historic sampling 500 metres to the north of the main historic Belara workings have returned grades of up to 29% copper and 7 g/t gold. Identified mineralisation at Belara now exceeds 2,200 metres and remains open

2 Captains Flat

- Drill rig mobilised to Jerangle in January with drilling ongoing and evaluation of the potential of the tailings project at Lake George mine site

3 Wolf Minerals Limited IPO

- Prospectus lodged for Wolf Minerals Limited IPO date 22 December 2006 – Offer opens 22 January 2007

4 Continued Project Acquisition

- Projects acquired for gold, zinc and copper mineralisation within the quarter

1 Belara base metal project

The Belara Project is located east of Wellington and approximately 90 kilometres north of Orange in New South Wales. Previous explorers have identified significant sediment-hosted zinc, lead, copper, silver and gold mineralisation from drilling undertaken between 1968 and 1993. The mineralisation has been identified over a strike of 2,200 metres.

The drilling results are tabled below (Table 1) and each mineralised hole returned intercepts comprising of 5 elements. To understand the collective value of each intercept, a gold equivalent (AuEq) and a zinc equivalent (ZnEq) column have been added according to the contained metal values.

The drilling program comprised 9 holes for 1,104 metres of reverse circulation (RC) drilling and 707.4 metres of diamond drilling (see Figure 1). The drilling has successfully confirmed the continuity of previously identified mineralisation and the tenor of the mineralisation between earlier drill holes. The drilling data is now considered of sufficient density to allow a JORC compliant resource to be calculated. This process has begun and results are expected in the March quarter of 2007.

A program of extensional drilling is currently being planned to expand on the resource and to test the mineralisation at depth, which appears to be increasing in grade and width.

Assays for hole B31 have not been received. Hole B23 deviated from its planned location as the hole lifted (from -60 degrees to -35 degrees) and missed the target zone. This hole is planned to be re-drilled in April. Hole B25 intercepted a intrusive porphyry rock that was not mineralised and interpreted to be post-mineralisation in age.

Table 1

Belara Project

IRONBARK DRILLING NOV-DEC 2006

Significant Drilling Intercepts

Hole ID	Depth From (m)	Depth To (m)	Width (m)	Zn %	Pb %	Cu %	Ag g/t	Au g/t	AuEq g/t	ZnEq %
B024	81.0	82.0	1	**3.48**	**1.36**	0.18	41	0.02	9.28	4.71
B024	82.0	83.0	1	**6.36**	**1.73**	0.557	**60**	0.16	16.82	8.54
B024	83.0	84.0	1	0.62	0.216	0.414	11	0.01	2.76	1.40
B024	84.0	85.0	1	**4.19**	**1.2**	**1.69**	**50**	0.04	14.91	7.57
4m @ 3.7 % Zn, 1.13% Pb, 0.71% Cu, 41 g/t Ag, 0.06 g/t Au (11.1 g/t AuEq g/t, 5.6% ZnEq) from 81m										
B026	132.0	132.5	0.5	**12.7**	**4.85**	0.01	**148**	0.05	31.95	16.22
B026	132.5	133.0	0.5	**6.91**	0.866	0.02	22.5	0.03	14.88	7.55
B026	133.0	133.5	0.5	1.26	0.303	0.23	12.9	0.01	3.63	1.84
1.5m @ 7.0 % Zn, 2.0 %Pb, 0.1% Cu, 61 g/t Ag, 0.03 g/t Au (16.8 g/t AuEq, 8.5% ZnEq) from 132m										
B027	186.5	187.0	0.5	**7.5**	**2.88**	0.1	**132**	0.04	19.97	10.14
B027	187.0	187.5	0.5	**2.09**	0.32	0.1	16.5	0	4.93	2.50
B027	187.5	188.0	0.5	0.483	0.09	0.0	12.7	0	1.40	0.71
B027	188.0	189.0	1.0	0.173	0.06	0.1	14.8	0	0.94	0.48
1.0m @ 4.8% Zn, 1.6% Pb, 0.1% Cu, 15 g/t Ag, 0.02 g/t Au (12.45 g/t Au, 6.3% ZnEq) from 186.5m										
B028	164.5	165.0	0.5	1.39	0.32	0.02	6.4	0.03	3.21	1.63
B028	165.0	165.5	0.5	**12.9**	**5.22**	0.08	**100**	0.06	31.84	16.16
B028	165.5	166.0	0.5	**5.28**	**1.6**	**1.27**	**228**	0.97	20.85	10.58
B028	166.0	166.5	0.5	1.57	0.22	**1.87**	**109**	**1.5**	12.16	6.17
B028	166.5	167.0	0.5	0.22	0.1	**1.71**	44	**1.77**	7.89	4.00
B028	167.0	167.5	0.5	0.3	0.06	**1.22**	24.3	0.84	5.33	2.71
B028	167.5	168.0	0.5	0.15	0.08	0.6	14.7	0.77	3.08	1.56
B028	168.0	168.5	0.5	0.11	0.05	0.8	17.9	0.55	3.37	1.71
2.0m @ 5.0% Zn, 1.8% Pb, 120 g/t Ag, 1.1 g/t Au (18.2 g/t AuEq, 9.2% Zn Eq) from 165 metres										
including 1.0m @ 9.1% Zn, 3.4% Pb, 1.2% Cu, 120 g/t Ag, 1.1 g/t Au (26.34 g/t AuEq, 13.4% ZnEq) from 165m										
B029	253.5	254.5	1	1.5	0.4	0.10	22.3	0.01	3.92	1.99
B029	254.5	255.0	0.5	**3.0**	0.9	0.05	**58**	0.03	7.89	4.01
B029	255.0	255.5	0.5	1.6	**1.0**	0.06	41	0.02	4.96	2.52
B029	255.5	256.0	0.5	**14.5**	**5.4**	0.03	**153**	0.08	36.09	18.32
1.5m @ 6.4% Zn, 2.4% Pb, 0.1% Cu, 84 g/t Ag, 0.08 g/t Au (16.3 g/t AuEq, 8.3% ZnEq) from 254.5m										
B030	299.0	299.5	0.5	**13.00**	**4.47**	0.26	**96**	0.57	32.38	16.44
B030	299.5	300.0	0.5	1.37	**1.29**	0.66	**67**	**1.72**	8.62	4.37
B030	300.0	300.5	0.5	**3.05**	**8.76**	**2.25**	**307**	**2.14**	27.44	13.93
B030	300.5	301.0	0.5	**8.84**	**6.62**	**1.76**	**245**	0.88	33.34	16.92
B030	301.0	301.5	0.5	0.72	0.26	1.50	**56**	0.75	7.65	3.88
B030	301.5	302.0	0.5	0.75	0.44	0.20	33	0.3	3.36	1.71
B030	302.0	303.0	1	1.87	0.40	0.06	14	0.06	4.50	2.29
B030	303.0	304.0	1	0.32	0.32	0.12	13	0.08	1.56	0.79
B030	304.0	304.5	0.5	**5.95**	0.36	0.26	16	0.15	13.26	6.73
B030	304.5	305.0	0.5	**10.15**	1.70	0.18	42	0.12	22.83	11.59
B030	305.0	305.5	0.5	**3.98**	0.70	0.02	16	0.03	8.82	4.48
B030	305.5	306.0	0.5	**6.32**	0.37	0.15	14	0.12	13.58	6.90
B030	306.0	307.0	1	**3.83**	0.99	0.03	21	0.07	8.91	4.53
8.0m @ 4.2% Zn, 1.8% Pb, 0.5% Cu, 62 g/t Ag, 0.5 g/t Au (12.8 g/t AuEq, 6.5% ZnEq) from 299m										
including 2.0m @ 6.6% Zn, 5.3% Pb, 1.2% Cu, 178 g/t Ag, 1.3 g/t Au (25.4 g/t AuEq, 12.9% ZnEq) from 299m;										
and 3.0m @ 5.7% Zn, 0.9% Pb, 0.1% Cu, 22 g/t Ag, 0.1 g/t Au (12.72 g/t AuEq, 6.5% Zn Eq) from 304m										

AuEq and ZnEq use the following price assumptions:
Zn US$1.80/lb, Pb US$0.70/lb, Cu US$2.75/lb, Ag US$ 13/oz, Au US$625/oz

A program of rock chip sampling to the south has extended the strike of mineralisation between Native Bee workings and the accessible southern limit of Ironbark drilling (B23). Samples taken 140 metres to the south of B23 returned grades of up to 3.7% Pb, 0.4 g/t Au, 28 g/t Ag and 0.5% Cu from outcropping mineralisation and shallow pits on the side of the hill slope.

Rock chip assay results from sampling to the north of the Belara have not been returned however historic sampling 500 metres to the north of the main historic Belara workings have previously returned grades of up to 29% Cu and 7 g/t Au from outcropping chalcocite mineralisation.

This takes the total potential strike of identified mineralisation from the south of Native Bee to the north of Belara to 2,200 metres and open (Figure 2).

The ore type at Belara is classified as Volcanogenic Massive Sulphide (VMS). This model typically occurs as lenses of polymetallic massive sulphide that forms at or near the sea floor in submarine volcanic environments. Many VMS deposits occur in Canada and have contributed to approximately 50% of all the zinc produced there. Because of their polymetallic content, VMS deposits continue to be one of the best deposit types for security against fluctuating prices of different metals. Belara is believed to belong to the Silici-Clastic-Felsic model that has average grades in Canada of 4.7% Zn, 2% Pb, 0.9% Cu, 53 g/t Ag and 0.9 g/t Au with an average size of 9.2 million tons.

Table 2

Prospect	Hole_id	GDA_E	GDA_N	Total Depth	RC Depth	Diamond Depth	Collar dip	Collar azi
Native Bee	B023	710524	6414780	103	103	0	-64.14	247.62
Native Bee	B024	710475	6414960	138	138	0	-58.67	245.33
Native Bee	B025	710256	6415823	133	133	0	-65.99	247.49
Belara	B027	710227	6416022	207.1	138	62.1	-69.36	200.77
Belara	B026	710198	6416084	156.2	90	66.2	-68.22	238.41
Belara	B028	710206	6416181	187.5	157	30.5	-70	226
Belara	B029	710327	6416217	260	109	151	-70	226
Belara	B030	710347	6416367	312.6	121	191.6	-70	226
Belara	B031	710301	6416494	321	115	206	-60	240


Belara Project
Drillhole collar location
and drill trace plan
Legend
Mine Sequence
Interpreted
Mine Sequence
Existing drill hole
trace
Ironbark drill hole
trace
Workings
Inset A
Inset B
Belara
shafts
Native Bee
shafts
6,416,500mN
6,416,000mN
6,415,500mN
6,415,000mN
6,414,500mN
6,414,000mN
Inset B
Native Bee
B023
B024
Rock chip
sample locations
BNBRK002 - 004
Native Bee
shafts
710,500mE
Inset A
Belara
B031
B030
B029
B028
B026
B027
B025
710,000mE

Figure 1: Plan view on the surface expression of Belara line of mineralisation



Belara - Native Bee Long Section and planned drilling
looking west +/-150m. Historical drilling and Ironbark drilling intercepts
showing gold equivalent (g/t AuEqv) and zinc equivalent (% ZnEqv) intercepts
South
North
A
A'
0.4m @ 1.3% Zn, 0.3% Pb, 10g/t Ag
1.3m @ 5.3% Zn, 1.3% Pb, 81g/t Ag, 0.5% Cu
Belara shafts
0.2m @ 37.0% Zn, 29% Pb, 340g/t Ag, 0.0% Cu
surface
B15
B06
B11
B07
B05,08,01
B19
B04
B02
50m
NSR
1m @ 26.6/13.4
& 3m @ 9.1 and 4.6
(AuEqv/ZnEqv)
0.2m @ 16.0% Zn, 1.7% Pb, 30g/t Ag, 0.17% Cu
existing drill hole trace
B31
2.5m @ 11.5/5.8
(AuEqv/ZnEqv)
Awaiting results
2.3m @ 3.8% Zn, 0.6% Pb, 52g/t Ag, 0.6% Cu
1m @ 12.3/6.2
(AuEqv/ZnEqv)
1.5m @ 16.9/8.6
(AuEqv/ZnEqv)
8.0m @ 4.2% Zn, 1.8% Pb, 62g/t Ag, 0.5% Cu, 0.5 g/t Au
6m @ 12.8/6.5 (AuEqv/ZnEqv)
B22
5.9m @ 1.8% Zn, 0.7% Pb, 28g/t Ag, 1.0% Cu, 0.6 g/t Au
6.0m @ 6.9% Zn, 2.5% Pb, 83g/t Ag, 0.6% Cu
Open down plunge
2.9m @ 6.0% Zn, 0.7% Pb, 37.5g/t Ag, 0.1% Cu
450
400
350
300
250
200
150
100
50
B
B'
Target Zone
?
Native Bee
Belara
0
500m
1,000m
1,500m
Native Bee shafts
B03
B17,18
B12
Ineffective due to excessive deviation
(>15 degree lift in first 80m)
BNBRK002-004
rock chip samples
results up to 0.4 g/t Au
0.6% Cu, 3.7% Pb,
0.2% Zn, 28 g/t Ag
4m @ 11.1/5.6
(AuEqv/ZnEqv)
2.1m @ 4.5% Zn, 3.6% Pb, 26g/t Ag, 0.3% Cu
2.7m @ 5.6% Zn, 1.9% Pb, 56g/t Ag, 0.4% Cu
existing drill hole trace
Ironbark drilling pierce point with hole number (B028)
B15 Existing drill hole number
4m @ 12.2/6.1 (AuEqv/ZnEqv)
Intercept width and calculated gold equivalent (AuEqv) and Zinc equivalent (ZnEqv) grade expressed as g/t AuEqv and % ZnEqv calculated based on:-
Zn US$ 1.80/lb
Pb US$ 0.70/lb
Cu US$ 2.75/lb
Ag US$ 13/oz
Au US$ 625/oz
BNB_LS_0107_eqv_01

Figure 2: Long section of the Belara mineralisation

2 Captains Flat base metal project

Following the execution of an agreement with Monaro Mining Limited (Monaro), Ironbark has commenced the work necessary to earn a targeted 75% interest in the Captains Flat base metal (zinc-lead-copper-silver-gold) project. Monaro will retain a free carried interest to a decision to mine.

Captains Flat represents a well endowed belt of Volcanic Massive Sulphide (VMS) base metal mineralisation with numerous base metal occurrences and covers the historic Captains Flat (Lake George) Mine that has produced 4 million tonnes of high grade zinc-lead-copper-silver-gold. The mineralisation remains open at depth and numerous historic drill results along strike require follow up.

Ironbark commenced drilling at the Jerangle Prospect at Captains Flat on 11 January 2007, located on the southern end of the Captains Flat licence in New South Wales (Figure 3) where Amoco (1981) intercepted significant zinc and copper intercepts over a strike of 1,500 metres and remains open to the north and south. Two blind (does not reach surface) zones were identified, a copper zone and a zinc zone commencing at depths of approximately 100 metres.

There is no drilling between the two zones - see Figure 4. In addition, historic soil sampling has identified a zone anomalous for zinc at a southern portion of the project that remains to be drill tested.

The initial programme will see approximately 6 holes drilled for 1,100 metres to confirm and extend historic copper/lead/zinc/gold and silver mineralisation returned by previous explorers.


IRONBARK GOLD
720,000mE
Belara
NSW
Stuart Town
Sydney
Captains Flat
Pambula
Ironbark Project Location Plan
Lake George Mine
Historical Production
~4Mt of ore @ 0.7% Cu, 10% Zn 6% Pb and 55 g/t Ag
Drilling below mine workings includes
1.22m @ 12.4% Zn, 5.4% Pb
and is interpereted to be top of repeat ore lode
584,000mN
584,000mN
Vanderbilt Hill Prospect
Drillhole 34
3.9m @ 10% Zn, 5.3% Pb, 0.1% Cu
Drillhole 33
2.1m @ 6.5% Zn, 5.4% Pb
Captains Flat
Project Tenure and Prospect Map
EL 6381
Roaches Prospect
Julita Prospect
582,000mN
582,000mN
Anembo Prospect
3m @ 6.9% Zn, 5.5% Pb, 21/gt Ag and 2.0 g/t Au from 163m
Jerangle Prospect
Drillhole JR 03
1.05m @ 4.3% Cu, 7 g/t Ag from 113m
2.25m @ 5.2% Cu, 19 g/t Ag from 228m
1.55m @ 3.7% Zn from 245m
Drillhole JR 04
1.0m 2.8% Cu, 9 g/t Ag from 218m
29.4m @ 0.5% Cu, 2.2% Zn, 8 g/t Ag
including 1.9m @ 4.9% Cu, 6.3% Zn, 17 g/t Ag from 350m
580,000mN
720,000mE
0km
Scale
10km
GDA94:Zone55
0806_CF_loc_01

Figure 3: Plan view of the Captains Flat Licence and prospects


Jerangle prospect drilling with significant historical results
IRONBARK GOLD
Ironbark drilling target
6 029 500 N
JR13
JR09
JR03
JR10
JR04
JR01
JR16
Copper mineralisation zone
JR02
JR05A
JR17
6 029 000 N
JR05
JR15
Ironbark drilling target
JR11
Zinc mineralisation zone
JR06
6 028 500 N
JR14
713 000 E
713 500 E
Datum GDA94 Z55
JR02
2m @ 2.7% Cu &
7.5 ppm Ag from 40m
JR03
0.6m @ 4.3% Cu &
ppm Ag from 113.45m
2.25 m @ 5.25% Cu &
19.0 ppm Ag from 227.75
JR04
29.4m @ 0.5% Cu, 0.2% Pb,
2.1% Zn & 8.0ppm Ag from 350m
including; 1.85m @ 4.89% Cu,
6.3% Zn & 17ppm Ag from 377.55m
2m @ 2.95% Cu &
6.5ppm Ag from 228 m
JR06
1.2m @ 0.8% Cu, 0.6% Pb,
1.8% Zn & 57.5ppm Ag from 175m
3.6m @ 0.5% Pb, 2.3% Zn &
11.1ppm Ag from 205.4m
JR09
1m @ 2.0% Pb, 4.5% Zn &
12.5ppm Ag from 461m
JR11
9m @ 0.1% Cu, 1.8% Pb, 3.7% Zn &
14.4ppm Ag from 205.17
JR16
1m @ 2.37% Cu from 105.5m
JR17
1.6m @ 3.47% Cu, 0.21% Zn
& 8ppm Ag from 79.4m
JR06
drill hole trace and collar ID
mineralisation zone. Drilling targets down-dip
drilling target along strike

Figure 4: Plan View of historic drilling results (the complexity of the mineralisation and continuity between holes has not yet been ascertained).

3 Wolf Minerals Limited IPO

Ironbark entered into a co-operative divestment agreement of its wholly owned Burrandana and Kiawarra tungsten and tin projects to Wolf Minerals Limited (Wolf) for a consideration of 3 million Wolf shares. The divestment will see these projects receive the attention they deserve allowing Ironbark to continue to focus on its base metal and gold projects in NSW. In addition Wolf has entered into an agreement with Graynic Metals Limited (Graynic) to acquire the tin and tungsten rights at the Yanco Glen project in exchange for 2 million Wolf shares (Figure 5). Graynic will continue to focus on its base metal projects in WA and NSW.

Wolf is an unlisted public company with intentions to list on the Australian Stock Exchange in the first quarter of 2007 and raise approximately $3 million under a prospectus offer at $0.20 per share. Wolf has appointed Mr Humphrey Hale as the Managing Director and Mr Peter Mullins as the non-Executive Chairman.

> ***Mr Peter Mullins.*** *BA (Hons), has a wealth of experience in organisational development, governance and international economic and political affairs. With a career that includes experience as an Australian diplomat and positions with Ernst & Young and ACIL Economics, plus various CEO appointments over the past decade. He is a Member of the Australian Institute of Company Directors (AICD). Peter's background includes environmental and land management and will assist the company to adopt leading-edge practices in all these areas. Peter is a former CEO of the Rural Lands Protection Boards in NSW and a former CEO of Greenpeace Australia Pacific.*

> ***Mr. Humphrey Hale***, *B.Sc. (Hons) Exploration and Mining Geology, has over 14 years experience in the exploration and mining industry. This experience has principally been gained through exploration, resource development and mine feasibility roles for mining and exploration companies in various commodities. Humphrey was a founding director of a private gold exploration company in QLD, he spent 5 years with an exploration and mining consultant where he gained experience in multiple commodities, before taking on management of near mine exploration including a major feasibility study to establish an underground mine for AngloGold Ashanti.*

Ironbark and Graynic have secured a commitment from Wolf to offer Ironbark and Graynic shareholders a priority entitlement to subscribe for Wolf shares.

The directors of Ironbark and Graynic highlight that they will only participate in Wolf through their shareholding in Ironbark and Graynic respectively. No promoter or seed capital securities have been offered to the directors of either company. The directors have however unanimously indicated their interest in subscribing for shares in Wolf through the public offer prospectus.


Cobar
Yanco Glen (W)
Broken Hill
Dubbo
NEW SOUTH WALES
Orange
Kiawarra (Sn)
Sydney
Burrandana (W, Sn)
Wagga Wagga
Canberra
ACT
VICTORIA
SOUTH AUSTRALIA
200 km
Project location
Highways
Town
Sn Tin prospect
W Tungsten prospect
SYDNEY

Figure 5: Location plan of Wolf Mineral Limited projects

4 Further project Acquisitions

Ironbark lodged applications over prospective gold and base metals projects at Majors South (ELA 2894, 2897), Captains Flat North (ELA 2923), Elsienora (ELA 2924) and Boomerang (ELA 2958).

Majors South ELA 2894 and 2897

This large licence covers the southern extensions of the Braidwood Granodiorite unit – the host for the mineralisation at Majors Creek located off the licence to the north, the Krawarree prospect, a portion of the Majors Creek/Araluen Fault over which a significant amount of alluvial gold (+1Moz) has been produced and the Snowball Gold mine.

Captains Flat North (ELA 2923)

This licence covers the northern extension of the Kohinoor volcanic belt, the host rock to the Lake George Mine. The licence is considered to be prospective for further base metal mineralisation beneath regions of extensive soil cover.

Elsienora (ELA 2924)

This licence covers a series of historic base metal occurrences known as Elsienora around the Peelwood base metal mining centre. Historic drilling identified a multi lode system over a strike length of at least 500 metres and returned results such as 2.6 metres at 8.54% Zn, 3.16% Pb, 74 g/t Ag and 0.33 g/t Au.

Boomerang (ELA 2958)

The Boomerang project is located 14 kilometres west of Bodalla and covers numerous historic gold workings.

The project returned a best drill intercept of 8 metres at 3.1 g/t Au from a 9 hole program in 1987. The gold distribution has proven to have a high nugget effect with one drill hole assay reporting a Fire Assay grade of 1.1 g/t Au but a Fire Screen Assay returning 16.1 g/t gold for the same interval.

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.Sc Hons(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competant Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco.
WA 6008

Tel: (08) 6461 6350

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001

Name of entity

IRONBARK GOLD LIMITED

ABN

93 118 751 027

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for		
	(a) exploration and evaluation	(164)	(201)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(75)	(187)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	61	75
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (Bond)	(9)	(9)
	Net Operating Cash Flows	(187)	(322)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	-	(50)
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.9	Proceeds from sale of:		
	(a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	(2)	(2)
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(2)	(52)
1.13	Total operating and investing cash flows (carried forward)	(189)	(374)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(189)	(374)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	3,000
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other - costs to issue	(41)	(201)
	Net financing cash flows	(41)	2,799
	Net increase (decrease) in cash held	(230)	2,425
1.20	Cash at beginning of quarter/year to date	3,022	367
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	2,792	2,792

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	27
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

1. Payment of consulting and directors fees to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	250
4.2	Development	-
	Total	**250**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(34)	3
5.2	Deposits at call	2,826	3,019
5.3	Bank overdraft		-
5.4	Other (provide details)		-
	Total: cash at end of quarter (item 1.22)	2,792	3,022

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	22,500,000	17,000,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	2,000,000		*Exercise price* $0.30	*Expiry date* 10 August 2011
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Stephen Brockhurst (Company secretary) Date: 30 January 2007

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Ironbark Gold

2 March 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

MAJOR ZINC PROJECT ACQUISITION

SUMMARY

Ironbark Gold Limited (Ironbark) has entered into an agreement to acquire 100% of the Citronen Zinc Project (Citronen) in Greenland.

Citronen represents one of the worlds largest undeveloped zinc resources. Citronen is located in northern Greenland (Figure 1), a self governed territory of the Kingdom of Denmark. This major acquisition significantly increases the scope of Ironbark towards becoming a substantial zinc producer.

The most recent resource estimate stands at **~17 million tons at 7.8% zinc and 0.9% lead (~8.3% zinc equivalent)**. This is based on 32,826 metres of diamond drilling conducted between 1993 and 1996 returning intercepts such as 28.8 metres @ 9.7% zinc (including a higher grade zone of 8.5m @ 19.0% zinc).

Ironbark considers that Citronen offers exceptional **large scale, low risk, long life and high margin production potential** as well as an **outstanding exploration opportunity** with the extent of mineralisation yet to be determined.

The mineralisation is considered to be of a SEDEX style zinc deposit and this model is potentially very large. The mineralisation starts from the surface and is shallow, flat lying and adjacent to a deep water fjord that may provide near mine ship docking and loading opportunities.

Following successful due diligence, Ironbark has agreed to purchase 100% of Citronen for $6M cash and 8M shares in Ironbark, plus 16M options in Ironbark with an exercise price of $1.50 and maturity date of 1 February 2010.

Separately, a 2.5% net smelter royalty (NSR) is payable.

0 100 200km
Arctic Ocean
Citronen Fjord Zinc Deposit
Canadian Arctic Ocean
Canada
Washington Land Zinc Prospect
Polaris Zinc
Production 1982 - 2002
Greenland
Nanisivik Zinc
Production 1976 - 2000
Baffin Bay
Baffin Island
north
Maarmorilik (Black Angel) Zinc
Production from 1973 - 1990

Figure 1: Location Plan - Citronen Zinc Project and other historic zinc mines

Discovery

The Citronen Zinc Project was discovered in 1993 by Platinova A/S (partially owned by the Government of Greenland) and was the subject of 4 further campaigns of investigation until 1998 and at a time of exceptionally low base metal prices (Zinc ~US$0.40/lb).

Exploration Potential

As a result of being a recent discovery (1993) and the poor prevailing metal prices at that time. Citronen is considered to offer a rare level of true exploration potential as it is under explored and open ended. Ironbark cannot comment on the total potential size of Citronen at this time. although 16.8Mt are currently either at indicated or inferred level. Exploration to date (1993-1997 drilling) was curtailed prior to delineation of the extents of mineralisation due to a combination of factors, such as a worldwide contraction in exploration expenditure resulting from historically low metal prices (<$US 0.40 /lb Zn in 1998) and continued exploration success not defining the limits of significant mineralisation. A target resource of at least 20Mt to 25 Mt was estimated by Platinova A/S based on surface mapping and gravity data to date within the main project area.

There is considerable further exploration potential such as identified by the most south-eastern drill hole that intercepted 12% zinc over 2 metres from 95.5 metres depth (see Figure 2). This hole is located 550 metres from the nearest drill hole. There is no drilling beyond this point.

The Ironbark geological team is very excited by the opportunity to advance Citronen from both an exploration and a development perspective and has already commenced plans to aggressively explore the property as soon as possible.

Resource

The Citronen resource (see Table 1) was reported to the Toronto Stock Exchange in 1999 and was calculated from 147 diamond drill holes for 32,826 metres of diamond drill core. The majority of the drilling is vertical and mineralised intercepts represent close to true width of the ore body that dips at between 5 and 7 degrees to the North. The ore body starts from surface with the bulk of the resource to date recorded at less than 200 metres depth.

A scoping study was conducted by Kvaerner on a high grade portion of the resource known as the Beach Zone. The Beach Zone resource was reviewed by Strathcona – an independent geological consultant.

Table 1: Citronen Resource Estimate



Citronen Project Resource Estimate (1)

Million tonnes (Mt)	% Zinc (Zn)	% Lead (Pb)	Category
7.1	8.8	1.1	Indicated (2)
9.7	7.1	0.7	Inferred (3)
16.8	**7.8**	**0.9**	**Total**

Notes

1) Resource estimate taken from the Platinova A/S 1999 Annual Report as lodged with the Toronto Stock Exchange (TSX) and calculated using polygonal methodology

2) Indicated Resources estimated using >2m vertical thickness @ 6% Zn

3) Inferred Resources estimated using >1m vertical thickness @ 5% Zn outside Indicated areas

The mineralisation is hosted by Ordovician sediments of the Franklinian Basin and is considered to be contemporaneous with other base metal deposits in Canada such as Polaris (operated by Teck Cominco between 1980 and 2002). Ironbark has lodged a larger green field exploration licence application surrounding the Citronen exploration licence to further expand on its holding in the region. Ironbark now hold over 560 square kilometers of prospective ground and at least 35 kilometres of strike over the mineralistion trend.

Further information regarding the supportive operating framework of Greenland can be found on the Greenland Bureau of Minerals and Petroleum website:

http://www.bmp.gl/administration/periodical_shelf/EC2_30aa_ba10_mining-journal-suppl.pdf

Further information on the geology of Citronen is readily obtained from the Geological Survey of Denmark and Greenland (GEUS) by going to the following link and opening or downloading the PDF document at the bottom of the page:

www.geus.dk/publications/review-greenland-96/gsb176p44-49-dk.htm

Ironbark has engaged SRK Consulting to assist in the due diligence process and to work with Ironbark in developing exploration targeting and resource/optimisation studies.

Consideration

Ironbark has entered into a purchase agreement to acquire a private company, Bedford (No.3) Limited, a company which is seeking government consent to the transfer to it of an exploration license in respect of Citronen.

Ironbark has agreed to pay Bedford Resource Holdings Limited $6M cash, 8M shares in Ironbark and 16M options in Ironbark with an exercise price of $1.50 at any time prior to 1 February 2010.

Separately a 2.5% net smelter royalty will be payable. The necessary shareholder approvals will be sought in due course. The Vendor is also entitled to appoint a non-executive director to the Board of Ironbark.

Logistics

Working and operating in northern Greenland is not dissimilar to those conditions experienced in numerous operations in northern Canada and Ironbark has secured the services of Mr Andrew Stocks in the role of Logistical Consultant. Mr Stocks spent several years working as the Vice President of Operations for Crew Gold Corporation. In this role, Mr Stocks was responsible for the commissioning of the first gold mine and associated ship loading facilities in Greenland, the Nalunaq Gold Mine, which was also the first mine to be commissioned in Greenland in 30 years and remains in operation. Mr Stocks has previously run mines throughout the world for Barrick Gold. Several new mines are now operating or preparing to operate in Greenland.

Access to the site is by aircraft or boat – with the last explorers utilising the services of various aircraft including helicopters, Boeing 727, C-130 Hercules and Twin Otter aircraft. The climate is very dry with minor rain or snowfall and during the 1997 field program the temperature averaged -1 degree Celsius from May to September (5 months) with a highest recorded temperature of 9 degrees Celsius and a lowest recorded temperature of -13 degrees Celsius.

During winter pack ice will limit the access to Citronen Fjord by ship as is the case with many northern Canadian mining operations such as at Red Dog, the world's largest zinc mine. Readers interested in further understanding the logistics of operating in such a climate please refer to an excellent summary of the Polaris operation (one of the lowest cost zinc mines in the world) that was partially owned by Teck Cominco at the following website:

www.teckcominco.com/articles/operations/pol-pd-overview.htm



Corporate

Ironbark is a focused and dedicated base metal exploration and development Company listed on only the Australian Stock Exchange. The Company has a technically strong Board with significant relevant experience.

Ironbark maintains a suite of base metal and gold projects in New South Wales – Australia. Ironbark will maintain its aggressive exploration and evaluation of the Belara zinc project and Captains Flat base metal (zinc, lead, copper, silver and gold) project in conjunction with the major project acquisition of Citronen.

The Board of Ironbark would like to thank all our shareholders for their support in our young Company and for sharing in our focused vision to build Ironbark into a major mineral producer. We feel that this acquisition is a significant step in this direction and look forward to delivering continued strong growth in asset building and shareholder wealth.



Fredrick Hyde Fjord
Citronen Zinc Project
Exploration Potential showing significant intercepts on edge or outside of resource
Western Zone
Citronen Fjord
Ersum Zone
Beach Zone
North
Discovery Zone and XX Zone
drill collar location
10.0/4.5 10.0m @ 4.5% Zn

Figure 2: Plan View- Citronen Zinc Project and zinc intercepts on margins of



The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.Sc Hons(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008
Tel: (08) 6461 6350

IRONBARK GOLD LIMITED



The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

Media Release 2 March 2007

IRONBARK ACQUIRES MAJOR ZINC PROJECT

Ironbark Gold Limited (Ironbark) is pleased to report that it has entered into an agreement to purchase 100% of the 17 million ton Citronen Zinc Project (Citronen). Citronen represents one of the worlds largest undeveloped zinc resources and is located in northern Greenland (Figure 1).

The most recent resource estimate stands at **~17 million tons at ~8.3% zinc equivalent (7.8% zinc and 0.9% lead)** based on 32,826 metres of diamond drilling conducted between 1993 and 1996, which returned intercepts such as 28.8 metres @ 9.7% zinc (including a higher grade zone of 8.5metres @ 19.0% zinc).

Ironbark Managing Director Jonathan Downes said "The major Citronen acquisition delivers full ownership of a large scale and potentially long life and profitable zinc project. This strategic acquisition fits well with our plans to become a significant zinc producer and through our energetic exploration and evaluation will provide Ironbark with an opportunity to deliver strong share price appreciation into the foreseeable future. Most importantly all this can be achieved within the stable first world security of Greenland, a self governed territory of the Kingdom of Denmark."

Ironbark considers that Citronen offers an **outstanding exploration opportunity** with the extent of mineralisation yet to be determined.

Ironbark Technical Director Adrian Byass claims that "Being a recent discovery (1993) and explored during a period of very weak base metal prices, Citronen provides a rare level of exceptional exploration potential. While 16.8 million tons are currently either at indicated or inferred level the project remains under explored and mineralisation is open ended, we cannot comment on the total potential size of Citronen at this time. The mineralisation is considered to be of a SEDEX style zinc deposit. This model is potentially very large and includes examples such as Teck Comico's Red Dog mine in northern Alaska, the largest zinc mine in the world."

The mineralisation starts from the surface and is shallow, flat lying and adjacent to a deep water fjord that offers near mine seasonal ship docking and loading opportunities.

Ironbark has engaged SRK Consulting to assist in the due diligence process and to work with Ironbark in developing exploration targeting and resource/optimisation studies. Ironbark plans to explore Citronen to significantly expand on the existing resource and to also commence a feasibility study on the existing resource.

The consideration for the purchase of 100% of Citronen, subject to due diligence, will be $6M cash and 8M shares in Ironbark, plus 16M options in Ironbark with an exercise price of $1.50 and maturity date of 1 February 2010. Separately a 2.5% Net Smelter Royalty (NSR) is payable.

- ENDS -

For further information please contact:
Jonathan Downes
Managing Director – Ironbark Gold Limited
Tel +61 (0)8 6461 6350




Arctic Ocean
Citronen Fjord Zinc Deposit
Canadian Arctic Ocean
Canada
Washington Land Zinc Prospect
Polaris Zinc
Production 1982 - 2002
Greenland
Nanisivik Zinc
Production 1976 - 2000
Baffin Bay
Baffin Island
north
Maarmorilik (Black Angel) Zinc
Production from 1973 - 1990

Figure 1: Location Plan - Citronen Zinc Project and other historic zinc mines

IRONBARK

ASX:IBG

Citronen Zinc Project

March 2007

Important Information

The information is for shareholders and not intended to guide any investment decisions in Ironbark Gold Limited (Ironbark). Some of the information is intended as a guide to the potential of the Citronen zinc project but is not predictive. Consideration of the technical and financial factors requires skilled analysis and understanding of their context. The project is considered to be at an advanced exploration stage and will require regulatory approvals and securing of finance and there is no certainty that these will occur. Any potential investors should consult their professional advisors before making any decisions about investing in Ironbark. Images from the Citronen site shown in this presentation have been taken from various documents lodged with the Geological Survey of Greenland (GEUS) by Platinova A/S.

Citronen Zinc Project - Offers

- Large Scale
- Long Life
- Low Cost
- Low Risk
- Exceptional Exploration Potential

What is Citronen?

- One of the worlds largest undeveloped zinc projects
- Already ~17 Mt @ 7.8% zinc, 0.9% lead (8.3% zinc equivalent)
- +10% zinc zones defined
- Shallow and continuous ore zones - start from surface
- Exceptional exploration potential
- Edge of a deep water fjord – favourable for shipping access
- Wholly owned by Ironbark – very tight capital structure
- Negligible sovereign risk (Greenland is a territory of the Kingdom of Denmark)

Ironbark Gold

Citronen Fjord Zinc Deposit

0 100 200km

Arctic Ocean

Canadian Arctic Ocean

Canada

Washington Land Zinc Prospect

Polaris Zinc
Production 1982 - 2002

Greenland

Nanisivik Zinc
Production 1976 - 2000

Baffin Bay

Baffin Island

north

Maarmorilik (Black Angel) Zinc
Production from 1973 - 1990

Citronen Resource

One of the largest undeveloped zinc projects in the world

Citronen Project Resource Estimate (1)

Million tonnes (Mt)	% Zinc (Zn)	% Lead (Pb)	Category
7.1	8.8	1.1	Indicated (2)
9.7	7.1	0.7	Inferred (3)
16.8	**7.8**	**0.9**	**Total**

Notes

1) Resource estimate taken from the Platinova A/S 1999 Annual Report as lodged with the Toronto Stock Exchange (TSX)
2) Indicated Resources estimated using >2m vertical thickness @ 6% Zn
3) Inferred Resources estimated using >1m vertical thickness @ 5% Zn outside Indicated areas

How does Citronen compare?

Teck Cominco (World #2 zinc miner) - Zinc Growth Pipeline

Lennard Shelf	Sa Dena Hes		San Nicholas		Kudz Ze Kayah	Red Dog Expansion
2006	2007	2008	2009	2010	2011	2012

——— Committed Development ------- Potential Development

Teck Cominco Development Projects

Base Metals	Mt*	Cu	Zn	Pb	Interest Teck Cominco
Lennard Shelf	3.1		8.5%	2.0%	50%
Sa Dena Hes	2.2		10.4%	2.6%	50%
San Nicholas	87.0	1.3%	1.8%		79%
Kudz Ze Kayah	12.8	0.8%	6.0%	1.7%	100%

Citronen	**16.8**		**7.8%**	**0.9%**	**100% (Ironbark)**

Modified from Teck Cominco public presentation – December 2006

Production

- "Order of Magnitude" scoping study conducted by Kvaerner in 1997 (Zinc price was ~US$0.40/lb)
- Study returned total operating costs ~US$0.34/lb
- Mining rate of 3,000 tons per day from a 1.6km decline
- Study contemplated mining only the 6.7Mt Beach Zone
- Total Capital Costs estimated at US$194M (1997)
- Teck Cominco's Polaris zinc mine (one of the lowest cost in the world during its life) may be a useful development model. The Polaris mine closed in 2002 and the nearby Nanisivik zinc mine closed in 2000*

* See location map

Logistics

- Exploration field season 5 months/Mining season all year
- Aircraft access – including Boeing 727, C130
- Citronen Fjord can provide seasonal shipping access such as at the Red Dog mine – the largest zinc mine in the world
- Polar desert – no permanent ice caps
- "Polaris" style fully self contained production facilities may be barged into site
- Ready access to Canadian and Greenlandic workforce
- Andrew Stocks engaged to provide logistic advice – Andrew has previously commissioned the first gold mine in Greenland on behalf of Crew Mining Corporation

Boeing 727 landing at Citronen

Outstanding Exploration Potential

- First discovered in 1993 – low prevailing base metal prices and falling exploration curtailed project exploration and development
- Four drilling campaigns drilled 147 diamond holes for 32,826 metres
- Limits of mineralisation have not been determined at many locations (eg the most south eastern hole returned 2m @ 12% zinc and over 500 metres from nearest hole)
- Mineralisation is shallow, flat and shows excellent continuity

Outstanding Exploration Potential

- 35 kilometre mineralisation trend covered by 560 square kilometres of Ironbark tenements
- Sulphide accumulations readily identified using gravity
- Target resources of 20-25Mt within main project area
- Outside main project area?
- SEDEX types can be +100's Mt in size and occupy a province (Cf Red Dog in Canada – the largest zinc mine in the world)



Ironbark Gold
Citronen Zinc Project
Exploration Potential showing significant intercepts on edge or outside of resource
0 1 2 km
North
Fredrick Hyde Fjord
Citronen Fjord
Western Zone
(only preliminary exploration to date)
1.4/5.0
0.3/8.4
Ersum Zone
(only preliminary exploration to date)
Beach Zone
2.0/6.5
4.0/5.1
1.2/8.8
2.1/6.7
5.1/4.1
3.0/10.1
4.2/8.5
3.2/4.2
22.8/3.6
1.2/8.8
2.0/12.3
10.0/4.0
1.2/4.3
4.0/5.1
0.9/7.1
11.6/5.7
12.0/6.5
4.4/6.1
4.6/3.7
Discovery Zone and XX Zone
0 1 2 km
drill collar location
10.0/4.5 10.0m @ 4.5% Zn
CT_plan_007


Ironbark Gold
Citronen Project
Zinc-Lead sulphide and
gravity high correlation plan
Relative Gravity
(against background)
High
Medium
Low
Survey
extent
Resource
estimate
perimeter
Citronen Fjord
Exploration potential
Exploration
potential
survey extent
survey extent
survey extent
Current
resource
estimate
outline
Exploration potential
North
Scale
0
1
2km
CT BZ grav 32

Ironbark Gold

North
A
A'
Beach Zone
Cross Section
Beach Zone
Air Strip
drill collar location
0
250
500m

Polaris fully self contained processing plant and offices being towed to site after construction

Ironbark Gold

IRONBARK GOLD

L2A Zone
N
A
S
A'
summer tidal reach
L2B
L2A
3.5m @ 11.2% Zn 3.5% Pb
2.6m @ 6.1% Zn 1.1% Pb
8.3m @ 10.7% Zn 4.0% Pb
2.7m @ 11.0% Zn 0.5% Pb
3.8m @ 9.2% Zn 0.8% Pb
3.1m @ 7.2% Zn 0.6% Pb
2.3m @ 6.5% Zn 0.4% Pb
1.2m @ 8.0% Zn 0.4% Pb
3.7m @ 12.9% Zn 0.6% Pb
5.0m @ 14.4% Zn 0.7% Pb
4.9m @ 12.2% Zn 0.9% Pb
4.7m @ 10.6% Zn 0.6% Pb
3.2m @ 5.9 % Zn 1.2 % Pb
L2B Zone
Overburden
Siltstone
L2 Zinc (Zn) - Lead (Pb) Zone
Middle Debris Flow
100m
100m

Peary Land Project
Beach Zone
North-South Section

CT_BZ_LS_002A

Dual Development Strategy

1. **Ironbark will aggressively explore Citronen to significantly expand on the current 17 Mt resource**

2. **Ironbark will immediately commence a Feasibility Study on the existing resource***

* *Ironbark considers that the current resource has the potential to support a large scale, long life and low cost mining and processing operation and as a gold equivalent is ~ 6.6Moz @ 12 g/t gold (Zn:US$1.40/lb, Au:US$650 oz, Pb US$.70/lb)*

Australian Exploration Projects – Base Metals

Ironbark also has two advanced base-metal projects in NSW-Australia which the company is actively exploring:

- **Belara**: Advanced copper-lead-zinc-silver project – maiden JORC compliant resource estimate imminent following the recent drilling program. Target up to 3 Mt @ 8% zinc equivalent

- **Captains Flat**: Major copper-lead-zinc-silver mine. Historic recovered production of +406,000t zinc, 244,000t lead, 27,200t copper, 7.4 Moz silver, 220,000 oz gold from ore grading 10% zinc, 6% lead, 0.7% copper, 55g/t silver and 1.8 g/t gold. Numerous high priority exploration targets identified including evidence of repeat lodes at depth

Australian Exploration Projects – Gold

Ironbark holds several gold projects at varying levels of exploration:

Stuart Town

- Historic goldfield that has a production history of at least 170k oz of gold. The project is prospective for large scale Intrusion Related gold mineralisation.

Pambula

- Historic goldfield that has a production history of at least 100k oz of gold. The project is prospective for high grade Intrusion Related gold mineralisation. Historic drill intercepts include 2m @ 22.9g/t gold and 5m @ 7.6 g/t gold.

Majors South

- Large licence covering the southern portion of the Braidwood Granodiorite, including occurrences of "Majors Creek" styles of mineralisation and a large portion of the "Majors Creek" fault that underlies the +1Moz alluvial Araluen gold field.

Boomerang

- The Boomerang project covers numerous historic gold workings. The project returned a best drill intercept of 8 metres at 3.1 g/t gold from a 9 hole program in 1987.

Bogong (Copper)

- Broad disseminated copper mineralisation identified by previous explorers returning drill intercepts such as 60m at 1% copper. The project is considered to be prospective for large tonnage copper mineralisation.

Capital Structure

Purchase Price:	$6M Cash	
	8M Shares	
	16M Options	($1.50 exercise)

Pro Forma following completion of the Citronen Zinc Project purchase:

Shares on issue	30.5 million*	
Options on issue	2 million	($0.30 exercise)
	16 million	($1.50 exercise)

** Note: Ironbark will be required to raise further funds to complete the Project transaction and to provide adequate working capital to progress the Project. The Capital Structure as detailed does not reflect likely fund raising.*

Board of Directors

Peter Duncombe Bennetto- Non Executive Chairman
30 years experience in banking and investment.

Jonathan Charles Downes – Executive Managing Director
B.Sc Geol, MAIG
Geologist with 12 years experience in the minerals industry.

Adrian Paul Byass – Executive Technical Director
B.Sc Hon (Geol), B.Econ, FSEG, MAIG
Geologist with 12 years experience in the mining and minerals industry.

Gregory Clyde Campbell – Non Executive Director
BE (Chem) Hons, MIEAust, MAusIMM
Process Engineer with 17 years engineering experience.

Citronen

- Large Scale
- Long Life
- Low Cost
- Low Risk
- Exploration upside

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jonathan Downes
Date of last notice	29 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Not Applicable
Date of change	6 March 2007
No. of securities held prior to change	**Direct** 60,000 fully paid ordinary shares 1,000,000 $0.30 options expiring 10/8/2011
Katrina Peta Downes (spouse of Jonathan Downes)	**Indirect** 2,000,000 fully paid ordinary shares
J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest)	10,000 fully paid ordinary shares
Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest)	10,000 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	60,000

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$157,625.70
No. of securities held after change	**Direct** 120,000 fully paid ordinary shares 1,000,000 $0.30 options expiring 10/8/2011 **Indirect**
Katrina Peta Downes (spouse of Jonathan Downes)	2,000,000 fully paid ordinary shares
J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest)	10,000 fully paid ordinary shares
Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest)	10,000 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Adrian Byass
Date of last notice	4 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)
Date of change	5 March 2007
No. of securities held prior to change	**Direct** 10,000 fully paid ordinary shares
	Indirect
Megan Byass (spouse of Adrian Byass)	10,000 fully paid ordinary shares
Megan Ruth Roberts (spouse of Adrian Byass)	1,510,000 fully paid ordinary shares
Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)	375,000 fully paid ordinary shares 1,000,000 $0.30 options exercisable on or before 10/8/2011
Class	Fully paid ordinary shares
Number acquired	20,000
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000
No. of securities held after change	**Direct** 10,000 fully paid ordinary shares
Megan Byass (spouse of Adrian Byass)	**Indirect** 10,000 fully paid ordinary shares
Megan Ruth Roberts (spouse of Adrian Byass)	1,510,000 fully paid ordinary shares
Adrian Paul Byass ATF Byass Family Trust (Adrian Byass is a trustee of the Byass Family Trust)	395,000 fully paid ordinary shares 1,000,000 $0.30 options exercisable on or before 10/8/2011
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Bennetto
Date of last notice	16 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect (2)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	**Indirect (1)** Gillie Bennetto (spouse of Peter Bennetto) **Indirect (2)** Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) **Indirect (3)** Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) **Indirect (4)** Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)
Date of change	2 March 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change Gillie Bennetto (spouse of Peter Bennetto) Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Direct** 360,000 fully paid ordinary shares **Indirect (1)** 10,000 fully paid ordinary shares **Indirect (2)** 10,000 fully paid ordinary shares **Indirect (3)** 10,000 fully paid ordinary shares **Indirect (4)** 10,000 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$130,500
No. of securities held after change Gillie Bennetto (spouse of Peter Bennetto) Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Direct** 360,000 fully paid ordinary shares **Indirect (1)** 10,000 fully paid ordinary shares **Indirect (2)** 60,000 fully paid ordinary shares **Indirect (3)** 10,000 fully paid ordinary shares **Indirect (4)** 10,000 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



IRONBARK GOLD LIMITED

ABN 93 118 751 027

AND CONTROLLED ENTITIES

Consolidated Financial Report
For the Half-Year Ended
31 December 2006

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND CONTROLLED ENTITIES

CONSOLIDATED FINANCIAL REPORT
For the Half Year Ended 31 December 2006

DIRECTORS

Peter Bennetto
(Chairman)

Jonathan Downes
(Managing Director)

Adrian Byass
(Director)

Greg Campbell
(Director)

COMPANY SECRETARY
Stephen Brockhurst

REGISTERED OFFICE
Level 1, 350 Hay Street
SUBIACO WA 6008
Telephone: (08) 6461 6350
Facsimile: (08) 6210 1872

AUDITORS
Mack & Co
Level 2, 35 Havelock Street
WEST PERTH WA 6005

SHARE REGISTRAR
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: (08) 9315 2333
Facsimile: (08) 9315 2233

STOCK EXCHANGE LISTING
Australian Stock Exchange
(Home Exchange: Perth, Western Australia)
Code: IBG

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND CONTROLLED ENTITIES

HALF-YEAR FINANCIAL REPORT

DIRECTORS' REPORT

Your directors submit the financial report of the Economic Entity for the half-year ended 31 December 2006.

DIRECTORS

The names of Directors who held office during or since the end of the half year:

Peter Bennetto
Jonathan Downes
Adrian Byass
Greg Campbell

REVIEW OF OPERATIONS

Ironbark Gold Limited (Ironbark) is an Australian mineral exploration and development company that owns a suite of base metal and precious metal projects. Ironbark lodged its prospectus with the Australian Stock Exchange to raise $3,000,000 on 10 July 2006 and due to strong public interest the Directors were able to close the offer early and oversubscribed.

Drilling began at Belara in October 2006. Resource drilling at Belara confirms continuity and grade of zinc-lead-copper-silver-gold mineralisation with results such as:
Hole B30: 8 metres @ 4.2% Zn, 1.8% Pb, 0.5% Cu, 62 g/ Ag, 0.5 g/t Au
including 2 metres @ 6.6% Zn, 5.3% Pb, 1.2% Cu, 178 g/t Ag, 1.3 g/t Au

Following the execution of an agreement with Monaro Mining Limited (Monaro), Ironbark has commenced the work necessary to earn a targeted 75% interest in the Captains Flat base metal (zinc-lead-copper-silver-gold) project. Monaro will retain a free carried interest to a decision to mine.

Ironbark has also acquired further base metal and gold properties in NSW encompassing the Majors South, Elsinora, Bogong, Boomerang and extensions to Belara and Captains Flat projects.

OPERATING RESULTS

The loss of the Economic Entity after providing for income tax amounted to $262,597.

CORPORATE

On 30 June 2006 the Company lodged a Prospectus with ASIC for the proposed issue of up to 15,000,000 Ordinary shares at an issue price of 20 cents each to raise a total of $3,000,000.

On 14 August 2006, 20,000,000 shares were issued at $0.20 to subscribers to the offer set out in the Prospectus dated 30 June 2006.

On 16 August 2006 the Company commenced trading on ASX.

On 4 December 2006 the Company announced it had entered into a co-operative divestment agreement of its wholly owned Burrandana and Kirawarra tungsten and tin projects to Wolf Minerals Limited (Wolf) for a consideration of 3,000,000 Wolf shares.

LEAD AUDITORS INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration for the period ended 31 December 2006 has been received and can be found on page 16 of this report.

Signed in accordance with a resolution of the Board of Directors.

Jonathan Downes
Managing Director

Perth
Dated : 13th March 2007

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND ECONOMIC ENTITIES

CONSOLIDATED INCOME STATEMENT
For the Half-Year Ended 31 December 2006

	Economic Entity 31 December 2006
Revenue for continuing operations	74,807
Employee benefits expense	(57,223)
Directors fees	(31,250)
Director options issue	(124,600)
Compliance and regulatory expenses	(13,661)
Administration expenses	(50,472)
Consultancy costs	(9,289)
Occupancy costs	(33,991)
Insurance expenses	(16,918)
Operating loss before income tax (expense)/benefit	(262,597)
Income tax (expense)/benefit	-
Loss attributable to members of the parent entity	(262,597)
Overall Operations	
Basic earnings / (loss) per share (cents per share)	(1.39)
Diluted earnings / (loss) per share (cents per share)	(1.28)

The accompanying notes form part of this financial report.

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND ECONOMIC ENTITIES

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Economic Entity	
	31 December 2006	30 June 2006
	$	$
CURRENT ASSETS		
Cash and cash equivalents	2,764,753	337,982
Trade and other receivables	52,478	31,441
TOTAL CURRENT ASSETS	2,817,231	369,423
NON-CURRENT ASSETS		
Trade and other receivables	9,380	-
Financial assets	30,000	
Plant and equipment	3,312	-
Exploration, evaluation and development expenditure	485,429	10,710
TOTAL NON-CURRENT ASSETS	528,121	10,710
TOTAL ASSETS	3,345,352	380,133
CURRENT LIABILITIES		
Trade and other payables	295,134	34,027
TOTAL CURRENT LIABILITIES	295,134	34,027
TOTAL LIABILITIES	295,134	34,027
NET ASSETS	3,050,218	346,106
EQUITY		
Issued Capital	3,201,981	359,872
Option reserve	124,600	-
Accumulated losses	(276,363)	(13,766)
TOTAL PARENT ENTITY INTEREST	3,050,218	346,106

The accompanying notes form part of this financial report.

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND ECONOMIC ENTITIES

CONSOLIDATED CASH FLOW STATEMENT

For the Half-Year Ended 31 December 2006

	Economic Entity
	31 December 2006
	$
CASHFLOWS FROM OPERATING ACTIVITIES	
Payments to suppliers and employees	(218,731)
Interest and bill discounts received	74,807
Borrowing costs	-
Other	(11,332)
Net cash used in operating activities	(155,256)
CASHFLOWS FROM INVESTING ACTIVITIES	
Payments for exploration and evaluation	(225,993)
Purchase of investment	(30,000)
Purchase of property, plant and equipment	(4,089)
Net cash used in investing activities	(260,082)
CASHFLOWS FROM FINANCING ACTIVITIES	
Proceeds from issue of shares	3,000,000
Payments for costs of issue of shares	(157,891)
Net cash used in financing activities	2,842,109
Net decrease in cash held	2,426,771
Cash and cash equivalents at beginning of period	337,982
Cash and cash equivalents at end of reporting period	2,764,753

The accompanying notes form part of this financial report.

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND CONTROLLED ENTITIES

STATEMENT OF CHANGES IN EQUITY
For The Half-Year Ended 31 December 2006

	Issued Capital	Accumulated Losses	Option Premium Reserve	Total
	$	$	$	$
Balance at 10 March 2006				
Profit / (loss) attributable to members	-	(13,766)	-	(13,766)
Shares issued during the year	400,352	-	-	400,352
Issue of options	-	-	-	-
Transaction costs	(40,480)	-	-	(40,480)
Balance at 30 June 2006	359,872	(13,766)	-	346,106
Balance at 1 July 2006	359,872	(13,766)	-	346,106
Shares issued during the year	3,000,000	-	-	3,000,000
Directors options	-	-	124,600	124,600
Transaction costs	(157,891)	-	-	(157,891)
Profit / (loss) attributable to members	-	(262,597)	-	(262,597)
Balance at 31 December 2006	3,201,981	(276,363)	124,600	3,050,218

The accompanying notes form part of these financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The half-year consolidated financial statement is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, AASB 134: Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2006 and any public announcements made by Ironbark Gold Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001*.

The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2006 annual financial report.

This is the first half-year financial report prepared for Ironbark Gold Limited, and therefore no comparative results are available.

(a) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Economic Entity, being the Company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 "Consolidated and Separate Financial Statements". Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements. On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable assets acquired exceed the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the Economic Entity are eliminated in full.

(b) Income Tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither that accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity are not in the income statement.

(c) Exploration and evaluation expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are carried forward only if they relate to an area of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation or from sale of the area; or

(ii)exploration and evaluation activities in the area have not, at balance date, reached a stage which permit a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or relating to, the area are continuing.

Accumulated costs in respect of areas of interest which are abandoned are written off in full against profit in the year in which the decision to abandon the area is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

(d) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the Economic Entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a diminishing value basis over their estimated useful lives where it is likely that the Economic Entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(e) Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

(f) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Economic Entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

(g) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Employee Benefits

Provision is made for the Economic Entity's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the Economic Entity to employee superannuation funds and are charged as expenses when incurred.

(i) *Goods and Services Tax (GST)*

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(k) *Recoverable amounts of Non-Current assets valued on cost basis*

At each reporting date the Economic Entity assesses whether there is any indication whether there is any indication that an asset may be impaired. Where an indication of impairment exists, the Economic Entity makes a formal estimate of recoverable amount. Where carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or Economic Entity's assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(l) *Joint Venture Entities*

A joint venture entity is an entity in which Ironbark holds a long-term interest and which is jointly controlled by Ironbark and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity.

Joint Venture Operations
Ironbark has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the operation itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create a joint venture entity due to the fact that the policies are those of the participants, not a separate entity carrying on a trade or a business of its own.

The financial statements of Ironbark include its share of the assets, liabilities and cash flows in such joint venture operations, measured in accordance with the terms of each arrangement, which is usually pro-rata to Bannerman's interest in the joint venture operations.

(m) Financial Assets Held for Trading

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

(n) Provisions

Provisions are recognised when the Economic Entity has a present obligation (legal or constructive) as a result of a past event, it is probable that an outlay of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Economic Entity expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(o) Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Impairment

The carrying amounts of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the recoverable amount, the assets or cash generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognised in the income statement in the cost of sales line item.

Depreciation

The depreciable amount of all fixed assets is depreciated on a diminishing value basis over their useful lives to the Economic Entity commencing from the time the asset is held ready for use. The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate 2007
Plant and equipment	40.0%

(p) Share-based payment transactions

The Company provides benefits to employees (including directors) of the Company in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently an Employee Share Option Plan (ESOP), which provides benefits to directors and senior executives.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of shares of Ironbark Gold Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Economic Entity , will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 7).

The Economic Entity has applied the requirements of AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' in respect of equity-settled awards and has applied AASB 2 'Share-Based Payments' only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(q) Comparative

The Company was incorporated on 10 March 2006 and accordingly no comparative amounts are available for the Income Statement.

2. SUBSEQUENT EVENTS

On 2 March 2007, the Company announced that it had entered into an agreement to acquire 100% of the Citronen Zinc Project in Greenland. The Company had agreed to purchase 100% of Citronen for $6,000,000 cash and 8,000,000 shares and 16,000,000 options exercisable at $1.50 on or before 1 February 2010 in Ironbark Gold Limited. The agreement is subject to shareholder approval for all funds raised and shares and options issued.

The Board of Directors are confident that the Company will be successful in raising the required funds and receive the approval of shareholders to complete the agreement to acquire the Citronen Zinc Project.

No other event has arisen that would be likely to materially affect the operations of the company, or the state of affairs of the company not otherwise disclosed in the Economic Entity's financial report.

3. CONTINGENT LIABILITIES

There has been no change in contingent liabilities since the last annual reporting date.

4. SEGMENTAL REPORTING

The Economic Entity operates predominantly in one geographical segment, being Australia, and in one business segment, mineral mining and exploration and substantially all of the entity's resources are deployed for this purpose.

IRONBARK GOLD LIMITED
ABN 93 118 751 027
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION
For the Half Year Ended 31 December 2006

The Directors of the Company declare that:

1. The financial statements and notes, as set out on pages 4 to 14:

   (a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations; and

   (b) give a true and fair view of the Economic Entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the Economic Entity's will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Jonathan Downes
Managing Director

PERTH
Dated this 13th day of March 2007

A.B.N. 93 118 751 027
AND CONTROLLED ENTITIES

AUDITORS INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF IRONBARK GOLD LIMITED

I declare that to the best of my knowledge and belief, during the half year ended 31 December 2006 there have been:

a. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

b. no contraventions of any applicable code of professional conduct in relation to the review.

Mack & Co
Chartered Accountants
2nd Floor, 35 Havelock Street
WEST PERTH WA 6005

N A Calder
Partner

Date: 13 March 2007

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF IRONBARK GOLD LIMITED

SCOPE

We have reviewed the financial report of Ironbark Gold Limited for the half year ended 31 December 2006 comprising the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and directors' declaration of the consolidated entity. The company's directors are responsible for the financial report. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year.

Director's Responsibility for the Half-Year Financial Report

The directors of Ironbark Gold Limited are responsible for the preparation and fair presentation of the half-year financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. Our review has been conducted in accordance with Auditing Standards on *Review Engagements ASRE 2410 Review on an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Ironbark Gold Limited's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporation Regulations 2001*. As the auditor of Ironbark Gold Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

INDEPENDENCE

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Ironbark Gold Limited is not in accordance with:

(a) The *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at December 31 2006 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Mack & Co

Mack & Co
Chartered Accountants
2nd Floor, 35 Havelock Street
WEST PERTH WA 6005

N A Calder

N A Calder
Partner

Date: 13 March 2007

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder



To Company Name/Scheme	Wolf Minerals Limited
ACN/ARSN	121 831 472

1. Details of substantial holder (1)

Name	Ironbark Gold Limited
ACN/ARSN (if applicable)	118 751 027

The holder became a substantial holder on 13/2/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary shares	3,000,000	3,000,000	12.77%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Ironbark Gold Limited	Registered holder of shares	3,000,000 fully paid ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ironbark Gold Limited	Ironbark Gold Limited	Ironbark Gold Limited	3,000,000 fully paid ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Ironbark Gold Limited	13 February 2007	$30,099	Per agreement - Rights to Burrandana and Kiawarra Projects.	3,000,000 fully paid ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Ironbark Gold Limited	Registered holder of shares

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ironbark Gold Limited	Level 1, 350 Hay Street, SUBIACO WA 6008

Signature

print name Jonathan Downes capacity Managing Director

sign here [signature] date 13 March 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.



28 March 2006



The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

CITRONEN PURCHASE OPTION EXERCISED AND DIRECTOR APPOINTMENT

Option Exercise

Ironbark Gold Limited (Ironbark) is pleased to report that it has exercised the option to acquire the Citronen Zinc Project (Citronen) following the completion of the due diligence process. Ironbark will immediately pay $1.3M to the Vendors and Ironbark will seek approval to have the license transferred by the Joint Committee on Mineral Resources of Greenland.

Citronen boasts a current resource of 16.8 million tonnes at 7.8% zinc and 0.9% lead. Exploration was curtailed in 1997 prior to delineating the limits of mineralisation. Ironbark has significantly expanded on the tenement position to approximately 1,700 square kilometres. Ironbark has booked one diamond drilling rig and is planning to secure a second drilling rig. Ironbark is well advanced on engaging the services of local logistical facilitators and expects to begin an aggressive drilling campaign to significantly expand on the existing resource and advance the project towards a pre-feasibility study.

Director Appointment

The Board of Ironbark is delighted to welcome Mr. Vincent Hyde to the Board of Ironbark Gold Limited as a non-executive director.

Mr. Hyde is a member of the Australian Institute of Export and the National Institute of Accountants and brings considerable financing skills and depth of experience to the board.

Mr. Hyde has over 40 years banking and corporate advisory experience. He was the managing director of a merchant bank for many years and his responsibilities included overall management and performance of operations in Australia, South East Asia, Republic of South Africa, United Kingdom , France , Germany and North America. Mr. Hyde is also a director of ASX listed company Prime Minerals Limited.

We look forward to Mr. Hyde's valuable contribution to Ironbark as we commence this very exciting phase in Ironbarks development.

Jonathan Downes
Managing Director
IRONBARK GOLD LIMITED
Telephone: +61 8 6461 6350


ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

10 April 2007

Ironbark Gold Limited

TRADING HALT

The securities of Ironbark Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 12 April 2007 or when the announcement is released to the market.

Security Code: IBG

Nicholas Ong
Senior Adviser, Issuers (Perth)



Ironbark Gold Limited
Level 2, 16 Altona Street
West Perth, WA, 6005.
Postal: PO Box 935,
West Perth, 6872

T +61 8 9481 5600
F +61 8 6210 1872
E admin@ironbarkgold.com.au
W www.ironbarkgold.com.au

10 April 2007
By Electronic Lodgement

IRONBARK GOLD LIMITED
TRADING HALT REQUEST

Ironbark Gold Limited ("Ironbark") hereby requests a trading halt from ASX effective immediately, pending an announcement.

Ironbark requests the trading halt last from receipt of the request until the release of the announcement, in any case no later than the commencement of trading Thursday 12 April 2007.

Ironbark is not aware of any reason why the trading halt should not be granted.

Ironbark is not aware of any other information necessary to inform the market about the trading halt.

Should you have any queries regarding the above I will be happy to discuss such matters with you.

Yours faithfully

Jonathan Downes
Managing Director

18 April 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

BELARA INITIAL RESOURCE ESTIMATE

Ironbark Gold Limited (Ironbark) is pleased to report the first JORC compliant inferred resource estimate for the wholly owned Belara base metal project (copper, lead, zinc, gold and silver) following a recent drilling program. Belara is located approximately 98km NNE of Orange in New South Wales, Australia. The resource estimate has been prepared by independent minerals industry consultants Ravensgate.

Ironbark considers the resource to be significant and is encouraged that the two deepest holes have returned the highest grade and widths indicating that the ore body is open ended at its thickest point. Ironbark plans to expand the resource by conducting further drilling targeting extensions to mineralisation. Additional drilling is planned to bring the resource to a higher level of confidence and increase the overall grade of the ore body.

Belara Project Initial Inferred Resource Estimate

1.0 million tonnes at 5.0% zinc, 0.4% copper, 1.5% lead, 0.3 g/t gold and 50 g/t silver (7.5% zinc equivalent, 10.2 g/t gold equivalent*) at a 4% zinc cutoff

Within a larger lower grade resource of:

3.8 million tonnes at 3.1% zinc, 0.4% copper, 1.0% lead, 0.2 g/t gold and 34 g/t silver (4.9% zinc equivalent, 6.7 g/t gold equivalent*) at a 1% zinc cutoff

Summary

The Belara ore body begins at surface and has been estimated to a depth of 350 metres. Importantly, the mineralisation has been logged as fresh sulphide rock from near surface and not zinc oxide which is typically metallurgically problematic and not recoverable through a standard flotation circuit.

As a measure of the significance of the larger resource estimate an inventory of contained metal includes 115,500 tonnes of zinc, 13,100 tonnes of copper, 38,600 tonnes of lead, 22,000 ounces of gold and 4.1 million ounces of silver for an in-ground metal value exceeding $800 million*. Ironbark cautions that no metallurgical test work has yet been conducted.

* Equivalents calculated at spot prices and foreign exchange rates as 17 April 2007

The emphasis of the ongoing appraisal will be on zinc which accounts for approximately 60% of the in-ground metal values. The mixed metal assemblage of VHMS (volcanogenic hosted massive sulphide) ore bodies such as Belara are widely regarded as an excellent hedge against fluctuating prices of any single metal but are difficult to appreciate as a whole therefore zinc and gold equivalents are provided as a guide only.

Many of the historic drill holes were not assayed for gold and these intervals were treated as having no gold mineralisation. Further drilling is likely to increase the gold grade.

Ironbark considers that expanding and evaluating the Belara project fits well with Ironbarks' major Citronen zinc project in Greenland. Citronen represents one of the worlds largest undeveloped zinc resources and an intense exploration effort is currently being planned. The most recent resource estimate stands at 16.8 million tons at 7.8% zinc and 0.9% lead (~8.3% zinc equivalent).

Citronen and Belara offer exceptional exploration potential with the extents of mineralisation at both projects yet to be determined.

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.Sc Hons(Geol), B Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008
Tel: (08) 6461 6350



IRONBARK GOLD LIMITED

ABN 93 118 751 027

NOTICE OF GENERAL MEETING

TIME: 10:00 am (WST)

DATE: 21 May 2007

PLACE: The Celtic Club
48 Ord Street
West Perth, WA 6005

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (08) 6461 6350.

CONTENTS

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The General Meeting of the Shareholders of Ironbark Gold Limited will be held at 10:00 am on 21 May 2007 at:

The Celtic Club
48 Ord Street
West Perth, WA 6005

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and either:

(a) deliver the proxy form to the Company's registered office at Level 1, 350 Hay Street, Subiaco, Western Australia 6008; or

(b) by facsimile to the Company on facsimile number (61 8) 6210 1872; or

(c) deliver the proxy form to the Company's share registry, Security Transfer Registrars Pty Ltd, 770 Canning Highway, Applecross, Western Australia 6153,

so that it is received not later than 10:00 am WST on 19 May 2007. Proxy forms received later than this time will be invalid.

Your proxy form is enclosed after the Explanatory Statement.

Notice is given that the General Meeting of Shareholders of Ironbark Gold Limited will be held at The Celtic Club, West Perth, Western Australia at 10:00 am (WST) on 21 May 2007.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Statement and the proxy form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company at the opening of business on 19 May 2007.

Unless otherwise stated, all references to Shares and Options are prior to the Company undertaking the Share Split (the subject of Resolution 3).

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

1. RESOLUTION 1 – ACQUISITION OF BEDFORD (NO 3) LIMITED

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the Company to allot and issue to the parties set out in the Explanatory Statement:

(a) 8,000,000 Shares; and

(b) 16,000,000 Options,

in part consideration for the acquisition of all the issued capital of Bedford (No 3) Limited (a company incorporated pursuant to the laws of the British Virgin Islands), on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder if the Resolution is passed and any associates of those persons.

2. RESOLUTION 2 – PLACEMENT OF SHARES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the Company to allot and issue 10,300,000 Shares at an issue price of $2.50 per Share to raise $25.75 million, on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who may participate in the proposed issue and a person who may obtain a benefit, except a benefit solely in the capacity of a security holder, if the Resolution is passed and any associates of those persons.

3. RESOLUTION 3 – SHARE SPLIT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of Section 254H of the Corporations Act and for all other purposes and following completion of the acquisition of Bedford (No 3) Limited (Resolution 1) and the Placement (Resolution 2), approval is given for the Company to subdivide the issued capital of the Company on the basis that every one (1) Share be subdivided into five (5) Shares and that Options on issue be adjusted in accordance with the Listing Rules, and otherwise on the terms and conditions set out in the Explanatory Statement accompanying this Notice of Meeting."

DATED: 20 April 2007

BY ORDER OF THE BOARD

JONATHAN DOWNES
MANAGING DIRECTOR

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the General Meeting.

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1. OVERVIEW OF ACQUISITION OF BEDFORD (NO 3) LIMITED

1.1 Overview of the Transaction

As announced to ASX on 2 March 2007, the Company has entered into a share sale agreement with Bedford Resources Holdings Limited (**Bedford Resources**) to acquire 100% of the issued capital of Bedford (No 3) Limited (**Bedford**), a company incorporated pursuant to the laws of the British Virgin Islands and beneficial owner of Exploration Licence 2007/02 dated 30 October 2006 granted by the Government of Greenland (**Licence**) for an area of Tarsarneq in North Greenland, and known as the Citronen Zinc Project (**Share Sale Agreement**).

The material terms of the Share Sale Agreement are as follows:

(a) settlement of the Share Sale Agreement is conditional upon:

(i) the Company completing its due diligence investigations in respect of Bedford and being satisfied (acting reasonably) with the outcome of those investigations (**Due Diligence Condition**). The Due Diligence Condition has been satisfied;

(ii) the Company being satisfied as at the Completion Date (as defined in the Share Sale Agreement) that Bedford Resources has not materially breached the terms of the Share Sale Agreement or any of the warranties provided by Bedford Resources therein;

(This Condition is treated as satisfied unless the Company notifies Bedford Resources otherwise (giving reasons) on or before satisfaction or waiver of the other Conditions.)

(iii) the Company obtaining shareholder approval, to give effect to the Transaction pursuant to ASX Listing Rule 7.1 and Chapter 11 of the ASX Listing Rules (if applicable) and Item 7 of Section 611 of the Corporations Act 2001 (Cth) (if applicable), for the issue of Shares and Options (Resolution 1);

(iv) the Greenland Home Rule Government consenting, under section 27 of the *Mineral Resources Act* of 6 June 1991 (Greenland), to the transfer of the Licence to Bedford and the indirect transfer of the Licence in connection with the Transaction;

(v) the Company entering into a deed of assumption in respect of, and in the manner required by, the Royalty Agreement (as defined in the Share Sale Agreement), as it applies to the Licence;

(vi) completion of the Bedford Transaction (as defined in the Share Sale Agreement) occurring; and

(vii) neither Bedford Resources nor the Company being prevented from completing the Transaction by virtue of receiving any notice (whether written or verbal) from any Regulatory Authority in relation to non-compliance with any relevant law by any aspect of the Transaction.

(together, the **Conditions**);

(b) the Conditions must be satisfied or waived by 1 July 2007, otherwise the Share Sale Agreement will terminate;

(c) the consideration payable by the Company to Bedford Resources for the acquisition of the Bedford Shares is the following:

(i) $200,000 on execution of the Share Sale Agreement;

(ii) $1,300,000 on that date which is 30 days after the date of the Share Sale Agreement;

(iii) $4,500,000 on completion of the Transaction; and

(iv) the issue of 8,000,000 Shares and 16,000,000 Options as soon as practicable after satisfaction or waiver of the Conditions (and subject to completion of the Transaction having occurred).

The payments referred to in paragraphs (i) and (ii) above have been made by the Company; and

(d) the Share Sale Agreement contains representations and warranties pertaining to Bedford and Bedford Resources and the Project which are typical for an agreement of this nature.

Subject to the passing of Resolution 2, the Company intends to raise $25.75 million by a placement of Shares, the funds from which will be partially used for the consideration for the Transaction and evaluation and exploration of the Project (refer to Section 3.2(f) for a detailed use of the funds).

1.2 Overview of Bedford and the Citronen Zinc Project

Bedford is a company incorporated pursuant to the laws of the British Virgin Islands. Bedford is the legal and beneficial owner of Exploration Licence 2007/02 dated 30 October 2006 granted by the Government of Greenland for an area at Tarsarneq in North Greenland (the **Project**).

Summary of the Project

Citronen represents one of the world's largest undeveloped zinc resources. Citronen is located in northern Greenland, a self-governed territory of the Kingdom of Denmark.

Previous estimates of mineralisation associated with the Project were generated prior to the introduction of the JORC Code guidelines for the reporting of identified mineral resources and ore reserves. On this basis, previous estimates can not be reported as "resources" or "reserves" under the JORC Code guidelines. Whilst the Company considers these previous estimates are material and provide a reasonable reflection of the quantum and grade mineralisation, there can be no guarantee that re-classification will occur in accordance with the Company's objectives in the short term or at all.

The most recent resource estimate of the Project stands at approximately 16.8Mt tonnes at 7.8% zinc and 0.9% lead (approximately 8.3% zinc equivalent). This is based on 32,826 metres of diamond drilling conducted between 1993 and 1996 returning intercepts such as 28.8 metres @ 9.7% zinc (including a higher grade zone of 8.5m @ 19.0% zinc). The most recent resource estimate was taken from the Platinova A/S 1999 Annual report as lodged with the Toronto Stock Exchange and was in compliance with the Canadian Institute for Mining, Metallurgy and Petroleum standard for reporting mineral resources.

The Company considers that the Project offers exceptional large scale, low risk, long life and high margin production potential as well as an outstanding exploration opportunity with the extent of mineralisation yet to be determined.

The mineralisation is considered to be of a SEDEX style zinc deposit and this model is potentially very large. The mineralisation starts from the surface and is shallow, flat lying and adjacent to a deep water fjord that may provide near mine ship docking and loading opportunities.

Discovery

The Citronen Zinc Project was discovered in 1993 by Platinova A/S (partially owned by the Government of Greenland) and was the subject of 4 further campaigns of investigation until 1998 and at a time of exceptionally low base metal prices (Zinc ~US$0.40/lb).

Exploration Potential

As a result of being a recent discovery (1993) and the poor prevailing metal prices at that time, the Project is considered to offer a rare level of true exploration potential as it is under explored and open ended. The Company cannot comment on the total potential size of the Project at this time, although 16.8Mt are currently either at indicated or inferred level. Exploration to date (1993-1997 drilling) was curtailed prior to delineation of the extents of mineralisation due to a combination of factors, such as a worldwide contraction in exploration expenditure resulting from historically low metal prices (<$US 0.40 /lb Zn in 1998) and continued exploration success not defining the limits of significant mineralisation. A target of at least 20Mt to 25Mt was estimated by Platinova A/S based on surface mapping and gravity data to date within the main project area.

There is considerable further exploration potential such as identified by the most south-eastern drill hole that intercepted 12% zinc over 2 metres from 95.5 metres depth. This hole is located 550 metres from the nearest drill hole. There is no drilling beyond this point.

The Ironbark geological team is very excited by the opportunity to advance the Project from both an exploration and a development perspective and has already commenced plans to aggressively explore the property as soon as possible.

Resource

The Project resource (see Table 1) was reported to the Toronto Stock Exchange in 1999 and was calculated from 147 diamond drill holes for 32,826 metres of diamond drill core. The majority of the drilling is vertical and mineralised intercepts represent close to true width of the ore body that dips at between 5 and 7 degrees to the North. The ore body starts from surface with the bulk of the resource to date recorded at less than 200 metres depth.

A scoping study was conducted by Kvaerner on a high grade portion of the resource known as the Beach Zone. The Beach Zone resource was reviewed by Strathcona – an independent geological consultant.

Table 1

Citronen Project Resource Estimate (1)

Million tonnes (Mt)	% Zinc (Zn)	% Lead (Pb)	Category
7.1	8.8	1.1	Indicated (2)
9.7	7.1	0.7	Inferred (3)
16.8	**7.8**	**0.9**	**Total**

Notes:

(1) Resource estimate taken from the Platinova A/S 1990 Annual Report as lodged with the Toronto Stock Exchange (**TSX**) and calculated using polygonal methodology

(2) Indicated Resources estimated using >2m vertical thickness @ 6% Zn

(3) Inferred Resources estimated using >1m vertical thickness @ 5% Zn outside Indicated areas.

The mineralisation is hosted by Ordovician sediments of the Franklinian Basin and is considered to be contemporaneous with other base metal deposits in Canada such as Polaris (operated by Teck Cominco between 1980 and 2002). Ironbark has lodged two larger green field exploration licence applications surrounding the Citronen Project exploration licence to further expand on its holding in the region. Ironbark now hold approximately 1,754 square kilometres of prospective ground and at least 60 kilometres of strike over the mineralisation trend.

Ironbark has engaged SRK Consulting to assist in the due diligence process and to work with Ironbark in developing exploration targeting and resource/optimisation studies towards a full feasibility over the next 2 years.

Logistics

Working and operating in northern Greenland is not dissimilar to those conditions experienced in numerous operations in northern Canada and Ironbark has secured the services of Mr Andrew Stocks in the role of Logistical Consultant. Mr Stocks spent several years working as the Vice President of Operations for Crew Gold Corporation. In this role, Mr Stocks was responsible for the commissioning of the first gold mine and associated ship loading facilities in Greenland, the Nalunaq Gold Mine, which was also the first mine to be commissioned in Greenland in 30 years and remains in operation. Mr Stocks has previously run mines throughout the world for Barrick Gold. Several new mines are now operating or preparing to operate in Greenland.

Access to the site is by aircraft or boat – with the last explorers utilising the services of various aircraft including helicopters, Boeing 727, C-130 Hercules and Twin Otter aircraft. The climate is very dry with minor rain or snowfall and during the 1997 field program the temperature averaged approximately 1 degree Celsius from may to September (5 months) with a highest recorded temperature of 9 degrees Celsius and a lowest recorded temperature of approximately 13 degrees Celsius.

During winter pack ice will limit the access to Citronen Fjord by ship as is the case with many northern Canadian mining operations such as at Red Dog, the world's largest zinc mine.

Competent Person

The information in this Explanatory Statement that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.SC Hons(Geo), B.Econ, FSEG, MAIG an employee of the Company. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in this Explanatory Statement of the matters based on this information in the form and context in which it appears.

1.3 Pro Forma Statement of Financial Position

Set out in the Schedule is an unaudited statement of financial position of the Company as at 31 December 2006, together with a pro forma statement of financial position following implementation of Resolutions 1 and 2 contained in this Notice.

1.4 Capital Structure

The capital structure of the Company following implementation of all of the Resolutions contained in this Notice is set out below.

Shares	**Number**
Current issued Shares	22,500,000
Acquisition of Bedford – consideration (Resolution 1)	8,000,000
Placement (Resolution 2)	10,300,000
Total Shares	**40,800,000**
Share split (1:5) (Resolution 3)	
Total Shares	**204,000,000**
Options	
Current issued Options[1]	2,000,000
Acquisition of Bedford (Resolution 1)	16,000,000
Total Options	**18,000,000**
Share split (1:5)	
Total Options	**90,000,000**

Notes:

1. Unlisted Options exercisable at 30 cents on or before the date which is 5 years from the date of issue (pre Share Split).

2. RESOLUTION 1 – ACQUISITION OF BEDFORD

2.1 General

ASX Listing Rule 7.1 requires a listed company to obtain shareholder approval prior to the issue of shares, or securities convertible into shares, representing more than 15% of the issued capital of that company in any 12 month period.

Resolution 1 seeks Shareholder approval for the allotment and issue of:

(a) 8,000,000 Shares; and

(b) 16,000,000 Options.

as part consideration for the acquisition of all of the Bedford Shares pursuant to the Share Sale Agreement (as summarised in Section 1.1 of the Explanatory Statement).

The effect of Resolution 1 will be to allow the Directors to issue the Shares pursuant to the Transaction during the period of 3 months after the General Meeting (or a longer period, if allowed by ASX), without using the Company's annual 15% placement capacity. The transaction will not complete until the Placement (Resolution 2) is completed.

2.2 ASX Listing Rule 7.1

The following information is provided in relation to the issue of Shares and Options pursuant to Resolution 1 pursuant to and in accordance with ASX Listing Rule 7.3:

(a) the maximum number of securities to be issued is 8,000,000 Shares and 16,000,000 Options;

(b) the Shares and Options will be issued for nil cash consideration as they are being issued in part consideration for the acquisition by the Company of all of the issued capital of Bedford;

(c) the Shares and Options issued pursuant to Resolution 1 will be issued to Bedford Resources (or its nominee), which is not a related party of the Company;

(d) the Shares will be issued no later than three (3) months after the date of the General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules). Completion of the Transaction will not take place until the Placement (Resolution 2) is completed. It is intended that allotment of the Shares and Options will occur on one date;

(e) the Shares are fully paid ordinary shares in the capital of the Company and will rank equally with the Company's current issued Shares;

(f) the Options will be issued on the terms set out in Section 2.3; and

(g) no funds will be raised from the issue of the Shares and Options as they are being issued by the Company in consideration for the acquisition by the Company of all of the Bedford Shares pursuant to the Share Sale Agreement (summarised in Section 1.1 of the Explanatory Statement).

2.3 Terms of Options

The following is a summary of the terms of the Options to be issued pursuant to Resolution 1:

(a) the Options will be exercisable at any time prior to 5.00pm WST on 1 February 2010 (**Expiry Date**). Options not exercised on or before the expiry date will automatically lapse;

(b) the exercise price of each Option will be $1.50 each;

(c) the Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to the Expiry Date;

(d) upon the exercise of an Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu

with the then issued Shares. The Company will apply to ASX to have the Shares granted official quotation;

(e) a summary of the terms and conditions of the Options, including the Notice of Exercise, will be sent to all holders of Options when the initial holding statement is sent;

(f) the Company does not presently intend to apply to have the Options listed on ASX;

(g) there will be no participating entitlements inherent in the Options to participate in new issues of capital which may be offered to the Company's shareholders during the currency of the Options. Prior to any new pro rata issue of securities to the Shareholders, holders of Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options;

(h) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of an optionholder are to be changed in a manner consistent with the ASX Listing Rules; and

(i) Shares issued pursuant to the exercise of an Option will be issued not more than 14 days after the date of the Notice of Exercise.

---

3. RESOLUTION 2 – PLACEMENT OF SHARES

3.1 General

A summary of ASX Listing Rule 7.1 is set out in Section 2.1.

Resolution 2 seeks Shareholder approval for the allotment and issue of 10,300,000 Shares at an issue price of $2.50 per Share to raise $25.75 million by a placement to sophisticated investors (**Placement**).

The effect of Resolution 2 will be to allow the Directors to issue the Shares pursuant to the Placement during the period of 3 months after the General Meeting (or a longer period, if allowed by ASX), without using the Company's annual 15% capacity.

The Placement will complete prior to completion of the Transaction.

3.2 ASX Listing Rule 7.1

The following information is provided in relation to the Placement pursuant to and in accordance with ASX Listing Rule 7.3:

(a) the maximum number of Shares to be issued is 10,300,000;

(b) the Shares will be issued at an issue price of $2.50 each;

(c) the Shares will be issued no later than three (3) months after the date of the General Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules) and it is intended that allotment will occur on the same date;

(d) the allottees of the Shares are institutional and sophisticated investors. Following completion of the Placement, Merrill Lynch Equities (Australia) and Glencore International AG will become substantial shareholders holding 7.11% and 6.13% of the then incurred capital respectively. The Placement will be made pursuant to a prospectus but no allottee will be a related party of the Company;

(e) the Shares issued will be fully paid ordinary shares in the capital of the Company and will rank equally with the Company's current issued Shares; and

(f) the funds raised by the Placement $25.75 million will be used by the Company in the following manner:

Use of Funds	$
Consideration for acquisition of Bedford	4,500,000
Citronen Project (to feasibility)	15,500,000
Expenses of Placement	1,500,000
Corporate and Administration Working capital	3,150,000
Existing projects	1,000,000
Bedford Transaction Costs	100,000
Total	**25,750,000**

4. RESOLUTION 3 – SHARE SPLIT

4.1 Background

The Corporations Act enables a company to convert all or any of its shares into a larger number of shares by resolution passed at a general meeting (**Share Split**). The ASX Listing Rules also requires that the number of options on issue be subdivided in the same ratio as the ordinary capital and the exercise price be amended inverse proportion to that ratio.

Resolution 3 seeks Shareholder approval for the share capital of the Company to be split on a 5:1 basis. If Resolution 3 is approved, each existing Share will be subdivided into 5 Shares and each existing Option will be subdivided into 5 Options. In addition, the exercise price of each Option will be decreased by a factor of 5. For example, the exercise price of the existing Options is $0.30. On completion of the Share Split, the exercise price of the Options will be $0.06.

The Share Split will take effect after completion of the Placement (Resolution 2) and completion of the Transaction (Resolution 1).

The capital structure of the Company before and after the Share Split is contained in Section 1.4 of the Explanatory Statement.

4.2 Effect of Share Split

Immediately after the Share Split, a Shareholder will still hold the same proportion of the Company's share capital and its assets as before the Share Split. The current rights attaching to the Shares and Options will not be affected. Any fractional entitlement that would otherwise result from the Share Split will be rounded up to the nearest whole Share or Option as the case may be.

If Resolution 3 is passed (and Resolutions 1 and 2 are passed and implemented), the number of Shares in the Company will increase from 40,800,000 Shares to 204,000,000 Shares and the number of Options will increase from 18,000,000 Options to 90,000,000 Options.

The Share Split will benefit Shareholders by increasing the liquidity and affordability to retail investors of the Company's Shares.

It is expected that, following the Share Split, the price for each Share in the Company will decrease to 1/5th of its current price following the commencement of the

Company's Shares trading on a deferred settlement basis on ASX. However, the extent of this reduction in price will depend on the market.

4.3 New Holding Statements

As from the effective date of the Resolution (which will not be until completion of the Placement and the Transaction), all holding statements for Shares and Options will cease to have any effect, except as evidence of entitlement to a certain number of post Share Split Shares and Options.

After the Share Split becomes effective, the Company will dispatch a notice to Shareholders and Option holders advising them of the number of Shares and Options held by each Shareholder and Option holder (as the case may be) both before and after the Share Split. The Company will also arrange for new holding statements to be issued to Shareholders and Option holders.

4.4 Taxation Consequences

It is not considered that there will be any taxation consequences for Shareholders arising from the Share Split. However, Shareholders are advised to seek their own tax advice on the effect of the Share Split and neither the Company, the Directors nor the Company's advisers accept any responsibility for any individual Shareholders taxation consequences of the Share Split.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules or **Listing Rules** means the listing rules of ASX.

Bedford means Bedford (No 3) Limited (a company incorporated pursuant to the laws of the British Virgin Islands, C/- PKF Corporate Advisory Services (NSW) Pty Ltd, Level 10, No 1 Margaret Street, Sydney, New South Wales.

Bedford Shares means the fully paid shares in the capital of Bedford.

Board means the board of directors of the Company.

Company or **Ironbark** means Ironbark Gold Limited (ABN 93 118 751 027).

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice.

General Meeting or **Meeting** means the meeting convened by the Notice.

Notice means the notice of meeting accompanying this Explanatory Statement.

Option means an option to acquire a Share on the terms and conditions set out in Section 2.3 of the Explanatory Statement.

Placement means a placement by the Company of 10,300,000 Shares to raise $25.75 million, the subject of Resolution 2.

Project or **Citronen Project** means Exploration Licence 2007/02 granted by the Government of Greenland for an area at Tarsarneq in North Greenland and known as the Citronen Zinc Project.

Regulatory Authority means ASIC, ASX or the Takeovers Panel (as referred to in the Corporations Act 2001 (Cth)) or any other relevant regulatory body.

Resolution means a resolution contained in the Notice.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Transaction means the transaction contemplated by the Share Sale Agreement as summarised in Section 1.1 of the Explanatory Statement.

WST means Western Standard Time.

$ means Australian dollars.

SCHEDULE

Set out below, for the purposes of illustration only, is a pro forma statement of financial position of the Company (based on the assumptions set out below).

	Unaudited 31 December 2006	Adjustments	Proforma
	$	$	$
CURRENT ASSETS			
Cash and cash equivalents	2,764,753	18,250,000	21,014,753
Trade and other receivables	52,478	-	52,478
TOTAL CURRENT ASSETS	2,817,231	18,250,000	21,067,231
NON-CURRENT ASSETS			
Trade and other receivables	9,380	-	9,380
Financial assets	30,000	-	30,000
Plant and equipment	3,312	-	3,312
Exploration, evaluation and development expenditure	485,429	77,088,000	77,573,429
TOTAL NON-CURRENT ASSETS	528,121	77,088,000	77,616,121
TOTAL ASSETS	3,345,352	95,338,000	98,683,352
CURRENT LIABILITIES			
Trade and other payables	295,134	-	295,134
TOTAL CURRENT LIABILITIES	295,134	-	295,134
TOTAL LIABILITIES	295,134	-	295,134
NET ASSETS	3,050,218	95,338,000	98,388,218
EQUITY			
Issued Capital	3,201,981	49,770,000	52,971,981
Option reserve	124,600	45,568,000	45,692,600
Accumulated losses	(276,363)	-	(276,363)
TOTAL PARENT ENTITY INTEREST	3,050,218	95,338,000	98,388,218

Key Assumptions to the Pro-forma Balance Sheet

Included in the pro-forma balance sheet as at 31 December 2006 are the following adjustments:

(a) **the issue of 10,300,000 Shares at $2.50 per Share to raise $25,750,000 (before expenses of the Offer);**

(b) **the payment of expenses of the Offer totalling $1,500,000 which are paid from the proceeds of the Offer;**

(c) the consideration pursuant to the Acquisition Agreement consisting of:

Cash	$6,000,000
Issue of 8,000,000 shares based on the market price at 28 March 2007 of $3.19 per share	$25,520,000
Issue of 16,000,000 options at $2.848 per option	$45,568,000

The option value was determined independently using the Black Scholes and Binomial Valuation methodologies. The options will be exercisable at a price of $1.50 per option at any time on or prior to 5pm (WST) on 1 February 2010

PROXY FORM

APPOINTMENT OF PROXY
IRONBARK GOLD LIMITED
ABN 93 118 751 027

I/We ______________________________

being a Member of Ironbark Gold Limited entitled to attend and vote at the Meeting, hereby

Appoint ______________________________

Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at 10:00 am (Western Standard Time) on 21 May 2007 at The Celtic Club, West Perth, Western Australia and at any adjournment thereof. If no directions are given, the Chairman will vote in favour of all of the resolutions.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Issue of securities to acquire Bedford	☐	☐	☐
Resolution 2	Placement of Shares	☐	☐	☐
Resolution 3	Share Split	☐	☐	☐

OR

In relation to the Resolutions, if the Chairman is to be your proxy and if you do **not** wish to direct your proxy how to vote, please place a mark in this box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of the interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the Resolutions and your votes will not be counted in completing the required majority if a poll is called on the Resolutions. The Chairman will vote in favour of all of the Resolutions if no directions are given.

IF THE CHAIRMAN IS TO BE YOUR PROXY IN RELATION TO THE RESOLUTIONS. YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY FORM WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

Signed this day of 2007

By:

Individuals and joint holders	**Companies (affix common seal if appropriate)**
Signature	Director
Signature	Director/Company Secretary
Signature	Sole Director and Sole Company Secretary

IRONBARK GOLD LIMITED
ABN 93 118 751 027

Instructions for Completing 'Appointment of Proxy' Form

1. A member entitled to attend and vote at a Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

2. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

3. Corporate shareholders should comply with the execution requirements set out on the proxy form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

4. Completion of a proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the meeting

5. Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

6. To vote by proxy, please complete and sign the proxy form enclosed:

   (a) deliver the proxy form to the Company's registered office at Level 1, 350 Hay Street, Subiaco, Western Australia 6008; or

   (b) by facsimile to the Company on facsimile number (61 8) 6210 1872; or

   (c) deliver the proxy form to the Company's share registry, Security Transfer Registrars Pty Ltd, 770 Canning Highway, Applecross, Western Australia 6153,

   so that it is received not later than 10:00 am (Western Standard Time) on 19 May 2007.

   Proxy forms received later than this time will be invalid.



IRONBARK GOLD LIMITED

ABN 93 118 751 027

SHORT FORM PROSPECTUS

For the offer of 10,300,000 Shares at an issue price of $2.50 each to raise $25,750,000 (Offer).

The Offer is conditional on Shareholder approval at a General Meeting to be held on 21 May 2007.

IMPORTANT NOTICE

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act 2001. This Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type but refers to another document, the information of which is deemed to be incorporated in this Prospectus.

IMPORTANT NOTICE

This Prospectus is dated 20 April 2007.

A copy of this Prospectus was lodged with the ASIC on 20 April 2007. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Securities will be issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus. Application will be made to ASX within seven (7) days after the date of this Prospectus for admission of the Securities offered by this Prospectus to Official Quotation.

This Prospectus will be issued in paper form and as an electronic Prospectus. The offer of Securities pursuant to this Prospectus is available to persons receiving an electronic version of this Prospectus in Australia. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by the complete and unaltered version of this Prospectus. During the offer period a person may obtain a hard copy of this Prospectus by contacting the Company.

Applicants should read this document in its entirety and, if in any doubt, consult with their professional advisers before deciding whether to apply for Securities. There are risks associated with an investment in the Company and the Securities offered under this Prospectus must be regarded as a speculative investment. The Securities offered under this Prospectus carry no guarantee with respect to return on capital investment or the future value of the Securities.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer of Securities in any place in which, or to any person to whom, it would not be lawful to make the Offer.

Unless otherwise noted all amounts are in Australian dollars.

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type. Rather, the Prospectus incorporates by reference information contained in documents that have been lodged with the ASIC.

This Prospectus refers to the prospectus issued by the Company dated 30 June 2006 (**IPO Prospectus**).

In referring to the IPO Prospectus, the Company:

(a) identifies the IPO Prospectus as being relevant to the offers of Securities pursuant to this Prospectus and containing information that will provide investors and their professional advisers information to assist them in making an informed assessment of:

    (i) the rights and liabilities attaching to the Securities;

    (ii) the capacity of the Company to issue the Securities; and

(iii) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;

(b) refers investors and their advisers to Section 4 of this Prospectus which summarises the information in the IPO Prospectus deemed to be incorporated in this Prospectus;

(c) informs investors and their advisors that they are able to obtain, free of charge, a copy of the IPO Prospectus by contacting the Company at its registered office during normal business hours between the date of this Prospectus and the Closing Date; and

(d) advises that the information in the IPO Prospectus will be primarily of interest to investors and their professional advisers and analysts.

Electronic Prospectus

A copy of this Prospectus will be made available on the Company's website www.ironbarkgold.com.au. Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act 2001 prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by the complete and unaltered version of this Prospectus. During the Offer Period, any person may obtain a hard copy of this Prospectus by contacting the Company.

CONTENTS

1. CORPORATE DIRECTORY

Directors

Peter Bennetto – Non Executive Chairman
Jonathan Downes – Managing Director
Adrian Byass – Executive Director
Greg Campbell – Non-Executive Director
Vincent Hyde – Non Executive Director

Company Secretary

Stephen Brockhurst

Australian Business Number

93 118 751 027

Registered and Principal Office

Level 1
350 Hay Street
SUBIACO WA 6008

Telephone: (08) 6461 6350
Facsimile: (08) 6210 1872

www.ironbarkgold.com.au

ASX Code: IBG

Auditor

Mack & Co
Level 2
35 Havelock Street
WEST PERTH WA 6005

Share Registry*

Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153

Telephone: (08) 9315 2333
Facsimile: (08) 9315 2233

Solicitors

Steinepreis Paganin
Lawyers & Consultants
Level 4, Next Building
16 Milligan Street
PERTH WA 6000

* This entity is included for information purposes only and has not been involved in the preparation of this Prospectus.

2. INVESTMENT OVERVIEW

2.1 Important Notice

This section is not intended to provide full information for investors intending to apply for the Securities offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

2.2 Summary of the Offer

Offer price:	$2.50
Number of Shares offered under the Offer:	10,300,000
Funds raised before expenses of the Offer:	$25,750,000

2.3 Summary of Bedford Offer

The Company intends to issue 8,000,000 Shares and 16,000,000 Bedford Options under the Bedford Offer. Refer to Section 10.1 for further details.

2.4 Indicative Timetable

Prospectus lodged with ASIC and Opening Date	20 April 2007
General Meeting	21 May 2007
Closing Date (5:00pm WST)	22 May 2007
Allotment of Securities under the Offer	25 May 2007
Settlement of Acquisition	25 May 2007

These dates are indicative only and may change with time. The Company reserves the right to close the Offer early.

2.5 Purpose of the Offer

The purpose of the Offer is to raise funds to complete the Acquisition, explore and develop the Citronen Project, raise working capital for existing projects and meet expenses associated with the Acquisition and the Offer. The Company will not close the Offer until it is in a position to complete the Acquisition.

The purpose of the Bedford Offer is to comply with the secondary sale provisions of the Corporations Act. No funds will be raised pursuant to the Bedford Offer. They are being issued in part consideration for the Acquisition. Refer to Section 10.1 for further details.

2.6 Use of Proceeds from the Offer

It is intended to apply the funds raised from the Offer as follows:

Description	Note	Amount $
Consideration under Acquisition Agreement		4,500,000
Citronen Project (to feasibility)	1	15,500,000
Expenses of the Offer		1,500,000
Corporate and Administration Working Capital		3,150,000
Existing projects		1,000,000
Bedford Transaction and Offer costs		100,000
Total		**25,750,000**

2.7 Capital Structure

The capital structure of the Company following completion of the Offer is summarised below:

Shares	Note	Number
Shares on issue at the date of Prospectus		22,500,000
Acquisition of Bedford (see Section 3.4)		8,000,000
Shares now offered under the Offer		10,300,000
Total Shares on issue at completion of the Offer	1	**40,800,000**

Note 1: The Company proposes undertaking a Share Split on a 1:5 basis after completion of the Offer and Acquisition (subject to Shareholder approval at the General Meeting). After implementation of the Share Split, the Company will have 204,000,000 Shares on issue.

Unlisted Options	Note	Number
Options on issue at the date of Prospectus	1	2,000,000
Bedford Options issued pursuant to Acquisition	2	16,000,000
Total Options on issue at completion of the Offer	4	**18,000,000**

Notes:

1. *Unlisted Options exercisable at 30 cents on or before 10 August 2011*
2. *Exercisable at $1.50 on or before 1 February 2010.*
3. *The Company proposes undertaking a Share Split on a 1:5 basis after completion of the Offer and the Acquisition (subject to Shareholder approval at the General Meeting). After implementation of the Share Split, the Company will have 90,000,000 Options on issue.*

3. DETAILS OF THE OFFERS

By this Prospectus, the Company offers for subscription 10,300,000 Shares at an issue price of $2.50 per Share to raise $25,750,000.

Only those investors invited by the Board may apply for the Offer. Accordingly, do not complete the Offer Application Form unless requested by the Board.

The Shares offered under this Prospectus will rank equally with the existing Shares on issue. Please refer to Section 7.1 of this Prospectus for a summary of the rights attaching to the Shares offered pursuant to this Prospectus.

The Offer is conditional on Shareholder approval at the General Meeting and is therefore a conditional offer. If Shareholder approval is not obtained for the issue of the Shares pursuant to the Offer, no Shares will be issued. A copy of the Notice of Meeting has been sent to Shareholders and lodged with ASX.

3.1 Minimum Subscription

The minimum subscription of the Offer is $25,750,000. No Shares will be allotted or issued by this Prospectus in respect of the Offer until the minimum subscription is reached. If the minimum subscription is not received within 4 months after the date of this Prospectus all application monies will be refunded in accordance with the Corporations Act.

3.2 Oversubscriptions

Oversubscriptions will not be accepted.

3.3 How to Apply for Securities under the Offer

Applications for Securities under the Offer by investors must be made using the Offer Application Form which is attached to or accompanies this Prospectus (**Offer Application Form**).

Only those investors invited by the Board may apply for the Offer. Accordingly, do not complete the Offer Application Form unless requested by the Board.

Payment for Shares must be made in full at the issue price of $2.50 per Share. Completed Offer Application Forms and accompanying cheques must be mailed or delivered to:

By Hand or Post:
Ironbark Gold Limited
Level 1
350 Hay Street
SUBIACO WA 6008

by no later than the Closing Date.

Cheques and drafts should be made payable to "Ironbark Gold Limited – Offer Account" and crossed "Not Negotiable".

3.4 Underwriting

The Offer is not underwritten.

3.5 Allotment

It is anticipated that allotment of Shares offered pursuant to the Offer will take place in accordance with the timetable set out in Section 2.3 of this Prospectus. The Company will not close the Offer and proceed to allotment until it is in a position to complete the Acquisition. Prior to allotment of the Shares under the Offer, all application monies will be held in trust for applicants. The Company will retain any interest earned on the application monies.

The Directors reserve the right to allot Shares under the Offer in full for any application or to allot any lesser number or to decline any application. Where the number of Shares allotted under the Offer is less than the number applied for, or where no allotment is made, the surplus application monies will be returned by cheque to the applicant within seven (7) days of the allotment date.

The Company intends to issue and allot the Securities pursuant to the Bedford Offer (refer to Section 9.1) on completion of the Acquisition.

No Securities will be allotted and issued on the basis of this Prospectus later than thirteen (13) months after the date of this Prospectus.

3.6 ASX Quotation

Application to ASX for admission of the Shares offered pursuant to this Prospectus to Official Quotation will be made by the Company within seven (7) days of the date of this Prospectus. If the Shares are not admitted to Official Quotation on ASX within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares offered under the Offer will be issued. In either of those circumstances, all applications will be dealt with in accordance with Section 724 of the Corporations Act.

3.7 CHESS

The Company participates in the Clearing House Electronic Subregister System (**CHESS**). CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd (**ASTC**), a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules.

Under CHESS, the Company will not issue certificates to investors. Instead, subscribers will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement to the investor.

3.8 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the operations of the Company are inherently uncertain. Accordingly, any forecast or projected information would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable best estimate forecast or projection.

3.9 Privacy Statement

The Company collects information about each Applicant from an Application Form for the purposes of processing the Application Form and, if the Applicant is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each Applicant agrees that the Company may use the information in the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's share registry, the Company's related bodies corporate, agents, contractors and third party service providers, (including mailing houses), ASX, the ASIC and other regulatory authorities.

If an Applicant becomes a security holder of the Company, the Corporations Act requires the Company to include information about the security holder (name, address and details of the securities held) in its public register. This information must remain in the register even if that person ceases to be a security holder of the Company. Information contained in the Company's registers is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

If you do not provide the information required on the Application Form, the Company may not be able to accept or process your application.

4. INFORMATION DEEMED TO BE INCORPORATED

4.1 Short Form Prospectus

This Prospectus is a short form prospectus issued in accordance with Section 712 of the Corporations Act. This means that this Prospectus does not of itself contain all the information that is generally required to be set out in a document of this type, however it incorporates by reference information contained in a document that has been lodged with the ASIC.

The Company informs investors and their professional advisers that they are able to obtain, free of charge, a copy of the IPO Prospectus by contacting the Company at its registered office during normal business hours until the Closing Date. The IPO Prospectus will also be available by searching the ASIC's records in relation to the Company and the company ASX announcements at www.asx.com.au.

IPO Prospectus

Set out below is a summary of the information contained in the IPO Prospectus that is deemed to be incorporated in this Prospectus to assist investors and their professional advisers to determine whether, for the purposes of making an informed investment decision in relation to the issue of the Securities pursuant to this Prospectus, they should obtain a copy of the IPO Prospectus.

The Sections referred to below are a reference to sections in the IPO Prospectus of the Company.

Section 3: Investment Overview

Section 3 provides an investment overview of the Offer contained in the IPO Prospectus. It details the objectives of the Company, indicative timetable, purpose of the Offer and use of proceeds, capital structure of the Company before and after the Offer and details of Securities that will be restricted.

Section 4: Details of the Offer

Section 1 gives a general summary of the offer and contains information relating to the procedural aspects of the offer under the IPO Prospectus. It details a number of aspects, for example, how to apply for shares, commissions on application forms, the Company's privacy statement and listing of the Company on ASX.

Section 5: Project Review

Section 5 provides background details on the Company and the details of its assets.

Section 6: Directors and Corporate Governance

Section 6 outlines the relevant experience and qualification of the Directors, the key objectives of the Company's corporate governance process and the primary responsibilities of the Board.

Section 7: Independent Geologist's Report

Section 7 contains the Independent Geologist's Report prepared by Ravensgate Pty Ltd which describes in detail the geological setting and mineralisation, historical and recent exploration and production and mineral resource and reserve statements in relation to all the Company's assets.

Section 8: Investigating Accountant's Report

Section 8 comprises the Investigating Accountant's Report prepared by Mack & Co. The report was included in the IPO Prospectus to assist investors and their professional advisers in making an assessment of the financial position of the Company.

The Investigating Accountants Report contains unaudited balance sheet as at 31 May 2006 and an unaudited pro-forma statement of financial position as at 31 May 2006 adjusted to show the financial effect on the Company assuming various transactions (including the issue of Shares offered under the IPO Prospectus) had taken place as at 31 May 2006, and notes on the actual and pro-forma financial information.

Section 9: Independent Solicitor's Report

Section 9 comprises a solicitor's report prepared by Steinepreis Paganin on the tenements held by the Company, the Company's title to those tenements and third party interests in the tenements and relevant legislation. Section 9 also includes a summary of the material terms of agreements affecting the tenements and a summary of the status of any native title claims existing over the tenements.

Section 10: Investment Risks

Section 10 notes that an investment in the Company carries certain risks and describes a number of factors that may impact on the success and future profitability of the Company. The factors referred to include exploration success, development and operating risks, transfer of tenements risk, reserve and resource estimates, commodity price volatility and exchange rate risk, additional requirements for capital, reliance on key management, environmental risk, native title and title risk, share market condition, economic risks and future funding risks.

Section 10 notes that an investment in the Company should be considered speculative and that investors should consult their professional advisers if they are in any doubt as to aspects of the IPO Prospectus, offer or any matter relating to an investment in the Company.

Section 11: Material Contracts

Section 11 contains a summary of the material contracts involving the Company which are not summarised in the solicitor's report, being trust deeds, executive services agreements and Director's deeds of indemnity.

Section 12: Additional Information

Section 12 sets out additional information required to be disclosed in the IPO Prospectus, including information relating to:

(a) rights attaching to Shares;

(b) interests of Directors in the Company and Director's remuneration;

(c) details of the consents of persons named in the IPO Prospectus and these persons who prepared reports for inclusion in the IPO Prospectus;

(d) interests of persons named in the IPO Prospectus;

(e) taxation information

(f) a breakdown of the estimated expenses of the offer of Shares pursuant to the IPO Prospectus; and

(g) a statement that the Company is not involved in any material litigation or arbitration proceedings, nor, so far as the Directors are aware are any such proceeding pending or threatened against the Company.

Section 14 Glossary

The glossary defines and explains the various terms and conditions used in the IPO Prospectus.

4.2 Events subsequent to the IPO Prospectus

Investors are referred to Section 5 of this Prospectus for a summary of events subsequent to the IPO Prospectus.

5. COMPANY OVERVIEW

5.1 Overview

The Company has been included in the Official List of the ASX since 11 August 2006. A comprehensive overview of the Company is set out in the IPO Prospectus that was lodged with the ASIC on 30 June 2006. Persons considering subscribing for Securities under this Prospectus should refer to Section 4 of this Prospectus for a summary of the information contained in the IPO Prospectus deemed to be incorporated in this Prospectus.

The Company was admitted to the Official List on 11 August 2006 with Official Quotation of its Shares commencing on 16 August 2006.

Under the ASX Listing Rules, certain Shares and Options were subject to escrow restrictions. The number of Shares and Options and periods of escrow are as follows:

(a) 3,500,000 Shares were escrowed for 24 months from the date of listing of the Company on the Official List;

(b) 2,000,000 Shares were escrowed for 12 months from their date of issue, being 31 May 2006; and

(c) 2,000,000 Options were escrowed for 24 months from the date of listing of the Company on the Official List.

The balance of the issued Shares of the Company being 17,000,000 Shares, are quoted on ASX.

5.2 Update on activities of the Company since IPO Prospectus

5.2.1 Existing Assets

The Company has three wholly owned exploration licences in New South Wales, Australia and has lodged twelve new wholly owned exploration licence applications in New South Wales, Australia and has lodged five exploration licence applications in Greenland. In addition the Company entered into a Farm in Agreement with Monaro Mining NL to earn up to 75% of the Captains Flat Project (EL 6381) in New South Wales, Australia as released to the ASX on 21 August 2006. A complete table of licences is shown below:

Location	Project	Tenement Number	Commodity	Ownership
Greenland	Citronen	EL2007/02	Zn, Pb	100%*
Greenland	Citronen South	ELA0456	Zn, Pb	100%
Greenland	Citronen	ELA0476	Zn, Pb	100%
Greenland	Mesters Vig	ELA0460	Zn, Pb	100%
Greenland	Washington Land	ELA0461	Zn, Pb	100%
Greenland	Navarana Fjord	ELA0475	Zn, Pb	100%
Australia	Belara	EL6576	Zn, Cu, Pb, Ag, Au	100%
Australia	Belara	ELA2783	Zn, Cu, Pb, Ag, Au	100%
Australia	Belara	ELA2856	Zn, Cu, Pb, Ag, Au	100%
Australia	Belara	ELA2756	Zn, Cu, Pb, Ag, Au	100%
Australia	Belimba	ELA2958	Au	100%
Australia	Bogong	ELA2841	Cu, Au	100%
Australia	Captains Flat	EL6381	Zn, Cu, Pb, Ag, Au	earning 75%
Australia	Captains Flat	ELA2923	Zn, Cu, Pb, Ag, Au	100%
Australia	Elsienora	ELA2924	Zn, Cu, Pb, Ag, Au	100%
Australia	Fiery Creek	ELA2981	Zn, Cu, Pb, Ag, Au	100%
Australia	Majors South	ELA2897	Au	100%
Australia	Majors South	ELA2894	Au	100%
Australia	Mount George	ELA3066	Th	100%
Australia	Mulgulga	ELA3067	Th	100%
Australia	Pambula	EL6506	Au	100%
Australia	Stuart Town	EL6575	Au	100%

*subject to shareholder approval

Ironbark has completed a drilling programme at the wholly owned Belara project (EL 6576) and released a JORC compliant inferred resource estimate on 18 April 2007 of 1.0 million tonnes at 5.0% zinc, 0.4% copper, 1.5% lead, 0.3 g/t gold and 50 g/t silver at a 4% zinc cutoff within a larger lower grade resource of 3.8 million tonnes at 3.1% zinc, 0.4% copper, 1.0% lead, 0.2 g/t gold and 34 g/t silver at a 1% zinc cutoff.

5.2.2 Citronen Project

Overview of the Transaction

As announced to ASX on 2 March 2007, the Company has entered into a share sale agreement with Bedford Resources to acquire 100% of the issued capital of Bedford, a company incorporated pursuant to the laws of the British Virgin Islands and beneficial owner of Exploration Licence 2007/02 dated 30 October 2006 granted by the Government of Greenland (**Licence**) for an area of Tarsarneq in North Greenland, and known as the Citronen Zinc Project.

The material terms of the Acquisition Agreement are as follows:

(a) settlement of the Acquisition Agreement is conditional upon:

(i) the Company completing its due diligence investigations in respect of Bedford and being satisfied (acting reasonably) with the outcome of those investigations (**Due Diligence Condition**). The Due Diligence Conditions has been satisfied;

(ii) the Company being satisfied as at the Completion Date (as defined in the Share Sale Agreement) that Bedford Resources has not materially breached the terms of the Acquisition Agreement or any of the warranties provided by Bedford Resources therein;

(This Condition is treated as satisfied unless the Company notifies Bedford Resources otherwise (giving reasons) on or before satisfaction or waiver of the other Conditions.)

(iii) the Company obtaining Shareholder approval, to give effect to the Acquisition pursuant to ASX Listing Rule 7.1 and Chapter 11 of the ASX Listing Rules (if applicable) and Item 7 of Section 611 of the Corporations Act 2001 (Cth) (if applicable), for the issue of Shares and Options;

(iv) the Greenland Home Rule Government consenting, under section 27 of the *Mineral Resources Act* of 6 June 1991 (Greenland), to the transfer of the Licence to Bedford and the indirect transfer of the Licence in connection with the Acquisition;

(v) the Company entering into a deed of assumption in respect of, and in the manner required by, the Royalty Agreement (as defined in the Acquisition Agreement), as it applies to the Licence;

(vi) completion of the Bedford Transaction (as defined in the Share Sale Agreement) occurring; and

(vii) neither Bedford Resources nor the Company being prevented from completing the Acquisition by virtue of receiving any notice (whether written or verbal) from any Regulatory Authority in relation to non-compliance with any relevant law by any aspect of the Transaction.

(together, the **Conditions**);

(b) the Conditions must be satisfied or waived by 1 July 2007, otherwise the Acquisition Agreement will terminate;

(c) the consideration payable by the Company to Bedford Resources for the Acquisition is the following:

(i) $200,000 on execution of the Acquisition Agreement. This amount has been paid by the Company;

(ii) $1,300,000 on that date which is 30 days after the date of the Acquisition Agreement. This amount has been paid by the Company;

(iii) $4,500,000 on completion of the Acquisition; and

(iv) the issue of 8,000,000 Shares and 16,000,000 Bedford Options as soon as practicable after satisfaction or waiver of the Conditions (and subject to completion of the Acquisition having occurred);

(d) upon satisfaction or waiver of the Due Diligence Condition and payment of the $1,300,000 referred to in (c)(ii) above, Bedford Resources will be entitled to nominate 1 Director to the Board of the Company and replace that person from time to time; and

(e) the Acquisition Agreement contains representations and warranties pertaining to Bedford and Bedford Resources and the Citronen Project which are typical for an agreement of this nature.

Overview of Bedford and the Citronen Zinc Project

Bedford is a company incorporated pursuant to the laws of the British Virgin Islands. Bedford is the legal and beneficial owner of Exploration Licence 2007/02 dated 30 October 2006 granted by the Government of Greenland for an area at Iarsarneq in North Greenland (the **Citronen Project**).

Citronen is located in northern Greenland, a self governed territory of the Kingdom of Denmark.

The Citronen Project was discovered in 1993 by Platinova A/S (partially owned by the Government of Greenland) and was the subject of 4 further campaigns of investigation until 1998 and at a time of exceptionally low base metal prices (Zinc ~ US$0.40/lb).

As a result of being a recent discovery (1993) and the poor prevailing metal prices at that time, the Citronen Project is considered to offer a rare level of true

exploration potential as it is under explored and open ended. The Company cannot comment on the total potential size of the Citronen Project at this time but following completion of the acquisition, intends to aggressively explore the Project to determine the extent of mineralisation and proceed to feasibility.

The information in this Prospectus that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.SC Hons(Geo), B.Econ, FSEG, MAIG an employee of the Company. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in this Prospectus of the matters based on this information in the form and context in which it appears.

6. FINANCIAL INFORMATION

6.1 Pro Forma Balance Sheet

Set out below, for the purposes of illustration only, is a pro forma statement of financial position of the Company after taking account of the Offer. It is based on the unaudited statement of financial position of the Company as at 31 December 2006. The pro forma statement of financial position illustrates the effect of the Offer as if the issue of Securities under this Prospectus had occurred on 31 December 2006 (based on the assumptions set out below).

	Unaudited 31 December 2006	Adjustments	Proforma
	$	$	$
CURRENT ASSETS			
Cash and cash equivalents	2,764,753	18,250,000	21,014,753
Trade and other receivables	52,478		52,478
TOTAL CURRENT ASSETS	2,817,231	18,250,000	21,067,231
NON-CURRENT ASSETS			
Trade and other receivables	9,380	-	9,380
Financial assets	30,000	-	30,000
Plant and equipment	3,312	-	3,312
Exploration, evaluation and development expenditure	485,429	77,088,000	77,573,429
TOTAL NON-CURRENT ASSETS	528,121	77,088,000	77,616,121
TOTAL ASSETS	3,345,352	95,338,000	98,683,352
CURRENT LIABILITIES			
Trade and other payables	295,134		295,134
TOTAL CURRENT LIABILITIES	295,134	-	295,134
TOTAL LIABILITIES	295,134		295,134
NET ASSETS	3,050,218	95,338,000	98,388,218
EQUITY			
Issued Capital	3,201,981	49,770,000	52,971,981
Option reserve	124,600	45,568,000	45,692,600
Accumulated losses	(276,363)	-	(276,363)
TOTAL PARENT ENTITY INTEREST	3,050,218	95,338,000	98,388,218

6.2 Key Assumptions to the Pro-forma Balance Sheet

Included in the pro-forma balance sheet as at 31 December 2006 are the following adjustments:

(a) the issue of 10,300,000 Shares at $2.50 per Share to raise $25,750,000 (before expenses of the Offer);

(b) the payment of expenses of the Offer totalling $1,500,000 which are paid from the proceeds of the offer; and

(c) the consideration pursuant to the Acquisition Agreement consisting of:

Cash	$6,000,000
Issue of 8,000,000 Shares based on the market price at 28 March 2007 being $3.19 per Share	$25,520,000
Issue of 16,000,000 Bedford Options at $2.848 per Bedford Option	$45,568,000

The Bedford Option value was determined using the Black Scholes and Binomial Valuation methodologies. The Bedford Options will be exercisable at a price of $1.50 per option at any time on or prior to 5pm (WST) on 1 February 2010.

7. RIGHTS ATTACHING TO SECURITIES

7.1 Rights Attaching to Shares

Full details of the rights attaching to Shares are set out in the Company's Constitution a copy of which can be inspected, free of charge, at the Company's registered office during normal business hours.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

7.1.1 General

All Shares issued pursuant to this Prospectus will from the time they are issued, rank pari passu with all the Company's existing Shares.

7.1.2 Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares (at present there are none), at meetings of Shareholders of the Company:

(a) each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder has one vote; and

(c) on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the Share, but in respect of partly paid Shares, shall have such number of votes as bears the same proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited).

7.1.3 Rights on Winding Up

Subject to the rights of holders of Shares with special rights in a winding up (at present there are none), on a winding up of the Company all assets that may be legally distributed among members will be distributed in proportion to the number of fully paid Shares held by them (and a partly paid Share is counted as a fraction of a fully paid share equal to the amount paid on it, divided by the total issue price of the share).

7.1.4 Transfer of Shares

Subject to the Constitution of the Company, the Corporations Act 2001, and any other laws and ASTC Settlement Rules and ASX Listing Rules, Shares are freely transferable.

7.1.5 Future Increases in Capital

The allotment and issue of any Shares is under the control of the Directors. Subject to restrictions on the allotment of Shares to Directors or their associates, the ASX Listing Rules, the Constitution of the Company and the Corporations Act

2001, the Directors may allot or otherwise dispose of Shares on such terms and conditions as they see fit.

7.1.6 *Variation of Rights*

Under the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of Shareholders vary or abrogate the rights attaching to shares. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class), whether or not the Company is being wound up may be varied or abrogated with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

7.2 Terms and Conditions of the Options

The terms and conditions of the Options currently on issue and offered under the Bedford Offer is:

7.2.1 *Options currently on issue*

(a) exercisable at a price of $0.30 per Option; and

(b) exercisable at any time on or prior to 5.00pm (WST) on 10 August 2011 by completing an option exercise form and delivering it together with the payment for the number of Shares in respect of which the Options are exercised to the registered office of the Company.

7.2.2 *Bedford Options*

(a) exercisable at a price of $1.50 per Bedford Option; and

(b) exercisable at any time on or prior to 5.00pm (WST) on 1 February 2010 by completing an option exercise form and delivering it together with the payment for the number of Shares in respect of which the Bedford Options are exercised to the registered office of the Company.

7.2.3 *General Terms and Conditions of the Options*

(a) the Options and Bedford Options may be exercised wholly or in part by completing an application form for Shares (**Notice of Exercise**) delivered to the Company's share registry and received by it any time prior to the expiry date;

(b) upon the exercise of an Option or Bedford Option and receipt of all relevant documents and payment, the holder will be allotted and issued a Share ranking pari passu with the then issued Shares. The Company will apply to ASX to have the Shares granted official quotation;

(c) a summary of the terms and conditions of the Options and Bedford Options, including the Notice of Exercise, will be sent to all holders of Options and Bedford Options when the initial holding statement is sent;

(d) the Company does not presently intend to have the Options or Bedford Options listed on ASX;

(e) there will be no participating entitlements inherent in the Options or Bedford Options to participate in new issues of capital which may be offered to the Company's shareholders during the currency of the Options or Bedford Options. Prior to any new pro rata issue of securities to the Shareholders, holders of Options or Bedford Options will be notified by the Company and will be afforded 7 Business Days before the record date (to determine entitlements to the issue), to exercise Options or Bedford Options;

(f) in the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the expiry date, all rights of an optionholder are to be changed in a manner consistent with the ASX Listing Rules; and

(g) Shares issued pursuant to the exercise of an Option or Bedford Option will be issued not more than 14 days after the date of the Notice of Exercise.

8. ADDITIONAL RISK FACTORS

As noted in Section 10 of the IPO Prospectus an investment in the Company carries certain risk factors that may impact the future profitability of the Company. The factors referred to in the IPO Prospectus include exploration success, development and operating risks, transfer of tenements risk, reserve and resource estimates, commodity price volatility and exchange rate risk, environmental risk, native title and title risk, share market condition, economic risks and future funding risks.

Subsequent to the issue of the IPO Prospectus the Company has entered into the Acquisition Agreement with Bedford Resources in respect to the Citronen Project. Additional risk factors to be considered by investors subscribing for Securities under this Prospectus are outlined below.

The Securities offered under this Prospectus should be considered speculative. The business activities of the Company are subject to various risks that may impact on the future performance of the Company. Some of these risks can be mitigated by the use of safeguards and appropriate systems and controls, but some are outside the control of the Company and cannot be mitigated. Accordingly, an investment in the Company carries no guarantee with respect to the payment of dividends, return of capital or price at which Shares will trade. Neither the Company nor the Directors warrant the future performance of the Company or an investment made pursuant to this Prospectus.

The Directors recommend that Shareholders and potential investors examine the contents of the IPO Prospectus together with this Prospectus and rely on the advice of professional advisers before deciding whether or not to apply for Securities pursuant to this Prospectus.

8.1 Sovereign Risk

The Company has entered into the Acquisition Agreement in respect to the Citronen Project in Greenland. Greenland is a constituent part of the Kingdom of Denmark. Future government activities concerning the economy, foreign ownership or the operation and regulation of facilities such as mines or mineral exploration operations, could have a significant effect on the Company.

Should sovereign risks arise it could potentially have a significant adverse impact on the profitability and viability of the Company.

8.2 Future Funding Requirements

The Company will need to raise additional funds in the future to explore the Citronen Project and its existing projects. No assurance can be given that such funding will be available on satisfactory terms or at all. Any additional equity raising may dilute the interests of Shareholders and any debt financing, if available, may involve financial covenants which limit the Company's operations and future activities.

8.3 Shareholder Approval Risk

The issue of Securities pursuant to the Offer and completion of the Acquisition is subject to Shareholder approval at a General Meeting to be held on 21 May 2007. No assurances can be given that Shareholder will approve these resolutions in which case the Offer will not proceed and the conditions

precedent to the Acquisition Agreement will not be satisfied (and the Acquisition will not complete). In this situation the Company will be forced to raise additional funds for its existing projects and there is no guarantee that such funding will be available on acceptable terms or at all.

Whilst the Offer is not conditional on completion of the Acquisition having occurred, the Directors will not close the Offer and allot the Shares until it is in a position to complete the Acquisition.

8.4 Regulatory and Political Risks

The exploration, development and any future mining of the Citronen Project will be subject to laws and regulations in Greenland governing the acquisition and retention of title to mineral rights, mine development, health and worker safety, employment standards, wastes disposal, protection of the environment, and protection of endangered and protected species and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits and agreements applicable to the Citronen Project, which could have a material and adverse impact on exploration activities, planned development projects or future mining operations, including by requiring the Company to cease, materially delay or restrict, development or mining operations.

The Company will need to obtain necessary permits to conduct exploration or mining operations which can be a complex and time consuming process and the Company cannot assure whether any necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict the Company from proceeding with the exploration activities or with development or future mining operations at the Citronen Project. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruptions or restriction of exploration activities, development or mining operations or fines, penalties or other liabilities.

8.5 Foreign Exchange Risk

The current operations of the Company are in Australia and therefore the costs of operations are in Australian dollars. The Citronen Project is in Greenland and therefore the majority of the expenses in respect to the exploration and development of the Citronen Project will be in Danish Krone. The funds raised through the Offer to finance part of the exploration activities are in Australian dollars.

As the Company's financial reports will be presented in Australian dollars, the Company will be exposed to the volatility and fluctuations of the exchange rate between the United States dollar, Danish Krone and the Australian dollar. An appreciation of the Danish Krone against the Australian dollar would increase exploration costs (as well as any future production costs) which may adversely impact on the Company's operating results.

Global currencies are affected by a number of factors that are beyond the control of the Company. These factors include economic conditions in the relevant country and elsewhere and the outlook for interest rates, inflation and other economic factors.

9. ADDITIONAL INFORMATION

9.1 The Bedford Offer

By this Prospectus, the Company makes a separate offer to Bedford Resources (or its nominee) for the issue of 8,000,000 Shares and 16,000,000 Bedford Options in part consideration for the Acquisition pursuant to the terms of the Acquisition Agreement. Following completion of the Offer and the issue of the 8,000,000 Shares pursuant to the Bedford Offer, Bedford Resources will have a 19.5% interest in the Company (prior to the exercise of any Options). Bedford Resources is not a related party of the Company.

The Bedford Offer is only available to Bedford Resources or its nominee. Accordingly, only Bedford Resources should complete the Bedford Offer Application Form.

The Bedford Offer is conditional on Shareholder approval at a General Meeting to be held 21 May 2007. A copy of the Notice of Meeting has been sent to Shareholders on 20 April 2007 and lodged with ASX.

9.2 Market Prices of Shares

Official Quotation of the Company's Shares commenced on 16 August 2006 and consequently, the trading history on ASX as at the date of this Prospectus is limited to that period.

The lowest and highest recorded market sale prices of the Company's Shares quoted on ASX during the period from commencement of Official Quotation to 20 April 2007 were 32.5 cents on 16 August 2006 and $4.00 on 4 and 16 April 2007, respectively.

The last market sale price of the Company's Shares on ASX on the last day that trading took place in these Shares prior to the date of this Prospectus was $3.90 cents on 20 April 2007.

9.3 Taxation

It is the responsibility of all persons to satisfy themselves of the particular taxation treatment that applies to them by consulting their own professional tax advisers before investing in the Shares. Taxation consequences will depend on particular circumstances. Neither the Company nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in the Shares in the Company.

9.4 Legal Proceedings

There is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

9.5 Continuous Disclosure Obligations

This document is issued pursuant to Section 712 of the Corporations Act and does not of itself contain all the information that is generally required to be set out in a document of this type. Rather the Prospectus incorporates by reference information contained in documents that have been lodged with the ASIC, namely the IPO Prospectus.

The Company is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure requirements. As a listed company, the Company is subject to the Listing Rules that require it to immediately notify ASX of any information concerning the Company of which it is or becomes aware and which a reasonable person would expect to have a material effect on the price or value of its Shares.

Copies of documents lodged in relation to the Company with the ASIC may be obtained from or inspected at any office of the ASIC. This includes the IPO Prospectus referred to in Section 4 of this Prospectus.

The following documents have been lodged with ASX since its listing on ASX:

Date	**ASX Announcement**
20 April 2007	Notice of General Meeting
18 April 2007	Belara Initial Resource Estimate
12 April 2007	Fund Raising and Strategic Partnership Finalised
10 April 2007	Trading Halt
28 March 2007	Citronen Purchase Option Exercised & Director Appointment
16 March 2007	Becoming a substantial holder for WLF
14 March 2007	Half Year Accounts
8 March 2007	Change of Director's Interest Notice
7 March 2007	Change of Director's Interest Notice x 2
2 March 2007	Company Presentation
2 March 2007	Media Release Ironbark Acquires Major Zinc Citronen Project
2 March 2007	Major Zinc Citronen Project Acquisition
1 March 2007	Trading Halt Request
1 March 2007	Trading Halt
14 February 2007	WLF: Closes offer early and heavily oversubscribed
31 January 2007	Second Quarter Cashflow Report
31 January 2007	Second Quarter Activities Report
17 January 2007	Drilling Results – Belara Citronen Project
11 January 2007	MRO ann: Drilling to commence at Jerangle, NSW
11 January 2007	Commences drilling at Captains Flat – Jerangle Prospect
22 December 2006	Wolf priority offer record date – IBG and GYN
5 December 2006	Broker Field Presentation
4 December 2006	GYN: Ironbark & Graynic divest tungsten & tin projects
4 December 2006	Ironbark & Graynic divest tungsten & tin projects
27 October 2006	First quarter Activities & Cashflow Reports
19 October 2006	Change of Registered office address
21 September 2006	Acquires Copper/Tungsten Proj & Expands Belara Base Metals
4 September 2006	Change of Director's Interest Notice
29 August 2006	Change of Director's Interest Notice
21 August 2006	MRO: Farm in Agreement with Ironbark Gold Limited – Captains
21 August 2006	Ironbark Acquires Further Zinc/Copper Citronen Projects
16 August 2006	Initial Director's Interest Notice x 4
16 August 2006	Appointment of New Company Secretary
14 August 2006	Constitution

14 August 2006	Appendix 1A: ASX Listing application and agreement
11 August 2006	Pre-Quotation Disclosure
11 August 2006	Admission to Official List
11 July 2006	Disclosure Document

ASX maintains files containing publicly available information for all listed companies on its internet site (http://www.asx.com.au). The Company's announcements including the IPO Prospectus can be viewed on this site.

9.6 Interest of Directors and Advisors

A full disclosure of the interests of Directors, experts and promoters of the Company for the period commencing from incorporation of the Company and to the date of issue of the IPO Prospectus are set out in section 12 of the IPO Prospectus and other than set out below, that information and disclosure remains current.

Other than as set out below or elsewhere in this Prospectus or the IPO Prospectus, no:

(a) Director;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(c) promoter of the Company,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(i) the formation or promotion of the Company;

(ii) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Securities under this Prospectus; or

iii) the offer of Securities under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Securities under this Prospectus.

Directors' interests

Directors are not required under the Company's Constitution to hold any Shares. As at the date of this Prospectus, the Directors have relevant interests in Securities of the Company as set out in the table below:

Director	No. of Shares held	No. of Options held
Peter Bennetto	450,000	Nil
Jonathan Downes	2,140,000	1,000,000
Adrian Byass	1,925,000	1,000,000
Greg Campbell	300,000	Nil
Vincent Hyde	Nil	Nil

The remuneration paid or payable to each Directors for the financial period from the date of the IPO Prospectus to the date of this Prospectus is set out below:

Name	Salary's, Fees, Commissions $	Share based payments (Options) $	Total $
Peter Benetto	33,333	Nil	33,333
Jonathan Downes	66,667	Nil	66,667
Adrian Byass	66,667	Nil	66,667
Greg Campbell	16,667	Nil	16,667
Vincent Hyde	0	Nil	0
	183,334	Nil	**183,334**

Directors, companies associated with the Directors or their associates are also reimbursed for all reasonable expenses incurred in the course of conducting their duties which include, but are not in any way limited to, out of pocket expenses, travelling expenses, disbursements made on behalf of the Company and other miscellaneous expenses.

Pursuant to the Company's Constitution, the non-executive Directors of the Company are entitled to receive remuneration for their services as non-executive Directors in such amount which in aggregate does not to exceed $100,000 per annum and does not consist of a commission on or percentage of profits or operating revenue.

Interests of persons named

Steinepreis Paganin will receive professional fees of approximately $8,000 (excluding GST) for legal work undertaken by them in connection with this Prospectus, including a general review of the compliance of the Prospectus with the requirements of the Corporations Act, a review of the due diligence process and the summary of material agreements in Section 9.7 below.

Mack & Co will receive professional fees of approximately $2,000 for their work as investigating accountants and auditor of the Company and also their work on the received accounts included in Section 6 of this Prospectus.

9.7 Material Contracts

The Directors consider that certain contracts are significant or material to the Company and are of such a nature that an investor may wish to have particulars of them when making an assessment of whether to accept the Offer.

Investors should note that a summary of many of the material contracts involving the Company were included in the IPO Prospectus and are incorporated by reference into this Prospectus pursuant to Section 4 of this Prospectus.

In addition to the summaries of material contracts that are incorporated by reference into this Prospectus, set out below are summaries of contracts to which the Company is a party, which are, or may be, material in terms of the Offer or the operations of the business of the Company or otherwise are, or may be, relevant to a potential investor in the Company.

Acquisition Agreement

A summary of the Acquisition Agreement is contained in Section 5.2.2.

Farmin Agreement

In addition Ironbark paid $50,000 to Monaro Mining NL on 18 August 2006 as partial consideration for a farmin agreement on EL6381 in New South Wales, Australia. Ironbark manages exploration and Monaro Mining NL will be free carried by Ironbark culminating in Ironbark earning a 75% interest in the project on a Decision to Mine. In addition Ironbark will be required to keep the project in good standing by meeting all statutory expenditure requirements for at least two years.

9.8 Consents

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Ravensgate Pty Ltd whose Independent Geologist's Report is included in the IPO Prospectus, has given and at the time of lodgement of this Prospectus with ASIC has not withdrawn its written consent to the inclusion of that report in this Prospectus (by virtue of the incorporation of the IPO Prospectus into this Prospectus by reference) in the form and context in which it is included.

Mack & Co whose Investigating Accountant's Report is included in the IPO Prospectus, has given and at the time of lodgement of this Prospectus with ASIC has not withdrawn its written consent to the inclusion of that report in this Prospectus (by virtue of the incorporation of the IPO Prospectus into this Prospectus by reference) in the form and context in which it is included, to the inclusion of the reviewed accounts in Section 6 and to being named in this Prospectus as auditor of the Company.

Steinepreis Paganin, whose Independent Solicitor's Report is included in the IPO Prospectus, has given and at the time of lodgement of this Prospectus with ASIC has not withdrawn its written consent to the inclusion of that report in this Prospectus (by virtue of the incorporation of the IPO Prospectus into this Prospectus by reference) in the form and context in which it is included, and to being named as the solicitors to the Company in this Prospectus.

9.9 Electronic Prospectus

Pursuant to Class Order 00/044 the ASIC has exempted compliance with certain provisions of the Corporations Act 2001 to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the Application Form. If you have not, please contact the Company and the Company will send you, either a hard copy or a further electronic copy of the Prospectus or both free of charge. Alternatively, you may obtain a copy of the Prospectus from the Company's website at www.ironbarkgold.com.au.

The Company reserves the right not to accept an Application Form from a person if it has reason to believe that when that person was given access to the electronic Application Form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

9.10 Expenses of the Offer

It is estimated that the Company will pay the following expenses (excluding GST) in connection with the preparation and issue of the Prospectus.

Expenses of the Offer	
ASIC/ASX Fees	$23,000
Advisory Fees	$10,000
Printing and other miscellaneous expenses	$2,000
Total	**$35,000**

10. DIRECTORS' AUTHORISATION

This Prospectus is issued by Ironbark Gold Limited and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

____

Jonathan Downes
For and on behalf of
IRONBARK GOLD LIMITED

11. GLOSSARY

Where the following terms are used in this Prospectus they have the following meanings:

A$** or **$ means an Australian dollar.

Acquisition means the proposed acquisition by the Company of all the issued capital of Bedford (No 3) Limited, a company incorporated pursuant to the laws of the British Virgin Island on the terms set out in the Acquisition Agreement.

Acquisition Agreement means the agreement between the Company and Bedford Resources in respect of the Acquisition as summarised in Section 5.2.2.

Applicant means an applicant for Securities pursuant to this Prospectus.

Application Form means either the Offer Application Form or the Bedford Offer Application Form attached to or accompanying this Prospectus.

ASIC means Australian Securities & Investments Commission.

ASX means ASX Limited (ACN 008 624 691).

Bedford means Bedford (No 3) Limited (a company incorporated pursuant to the laws of the British Virgin Islands) c/- PKF Corporate Advisory Services (NSW) Pty Ltd, Level 10, No 1 Margaret Street, Sydney, New South Wales.

Bedford Offer means the offer of 8,000,000 Shares and 16,000,000 Options to Bedford Resources as summarised in Section 9.1.

Bedford Offer Application Form means the application form titled "Bedford Offer Application Form" attached to or accompanying this Prospectus.

Bedford Option means an option to subscribe for one Share in the Company issued in the Acquisition Agreement on the terms and conditions described in Section 7.2 of this Prospectus

Bedford Resources means Bedford Resources Holdings Limited.

Board means the board of Directors of the Company as constituted from time to time.

Business Day means a week day when trading banks are ordinarily open for business in Perth, Western Australia.

Citronen Project means the Citronen Zinc Citronen Project comprising Exploration Licence 2007/02 dated 30 October 2006 granted by the Government of Greenland for an area of Tarsarnea in North Greenland.

Closing Date means the closing date for the Offer.

Company or **Ironbark** means Ironbark Gold Limited ABN 93 118 751 027.

Constitution or **Company's Constitution** means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company at the date of this Prospectus.

General Meeting means a meeting of Shareholders to be held on 21 May 2007.

IPO Prospectus means the prospectus issued by the Company dated 30 June 2006.

JORC means Australasian Joint Ore Reserves Committee.

JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2004 edition).

Licence means exploration licence 2007/02 dated 30 October 2006 granted by the Government of Greenland for an area at Tarsarneq in North Greenland.

Listing Rules means the official Listing Rules of the ASX.

Notice of Meeting means the notice of meeting issued by the Company and dated 20 April 2007 in relation to the General Meeting.

Offer means the offer of 10,300,000 Shares at an issue price of $2.50 per Share described in Section 3 of this Prospectus.

Offer Application Form means the application form titled Offer Application Form attached to or accompanying this Prospectus.

Offer Period means the period commencing on the Opening Date and ending on the closing dates for the Offer.

Official List means the Official List of ASX.

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Opening Date means the date on which the Offer opens.

Option means an option to subscribe for one Share in the Company on the terms and conditions described in Section 7.2 of this Prospectus.

Prospectus means this Prospectus dated 20 April 2007.

Section means a section of this Prospectus.

Securities mean Shares and Options.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Share Split means the proposed 1:5 share split to be undertaken by the Company after completion of the Offer and the Acquisition, subject to Shareholder approval at the General Meeting.

$ means Australian dollars.

OFFER APPLICATION FORM

IRONBARK GOLD LIMITED
ABN 93 118 751 027

BROKER'S REFERENCE

PLEASE REFER TO THE PROSPECTUS TO WHICH THIS PLACEMENT OFFER APPLICATION FORM RELATES.
INSTRUCTIONS ARE SET OUT ON THE REVERSE OF THIS APPLICATION FORM.

PLEASE USE BLOCK LETTERS

Print your full name (given name then surname) or Company name (plus ACN/ARBN)
- refer to the guide on the reverse of this Application Form.

A FULL NAME

B JOINT APPLICANT NO 2 OR ACCOUNT DESIGNATION

JOINT APPLICANT NO 3 OR ACCOUNT DESIGNATION

C ADDRESS

SUBURB/TOWN	STATE	POSTCODE

D

CONTACT NAME	TELEPHONE WORK	TELEPHONE HOME
	EMAIL ADDRESS	

E DATE / / 2007

F I/WE APPLY FOR [NO OF SHARES] At $2.50 per Share = **G** A$

CHEQUE DETAILS

H

DRAWER	BANK	BRANCH	AMOUNT
			$

Lodge your Application Form as soon as possible.

× **PIN YOUR CHEQUE HERE** CHEQUES SHOULD BE MADE PAYABLE TO: **"IRONBARK GOLD LIMITED – OFFER ACCOUNT."**

I This Application Form does not need to be signed. By lodging this Application Form and a cheque for the Application Money the Applicant hereby:

(1) applies for the number of Shares specified in the Application Form or such lesser number as may be allocated by the Directors; and

(2) agrees to be bound by the terms and conditions set out in the Prospectus and the Constitution of the Company; and

(3) authorises the Directors to complete or amend this Application Form where necessary to correct any errors or omissions

J

TAX FILE NUMBER(S) OR EXEMPTION CATEGORY SURNAME	GIVEN NAME(S)	ABN/TFN OR EXEMPTION

K **CHESS HIN (If applicable)**

GUIDE TO THE PLACEMENT OFFER APPLICATION FORM

Please complete all relevant white sections of the Application Form using BLOCK LETTERS.

If you have any questions on how to complete this Application Form please telephone the Company Secretary on 08 6461 6350 or contact your stockbroker, solicitor, accountant or financial or other professional adviser.

Please post or deliver the completed Application Form together with your cheque in full payment of the Application Monies made payable to "IRONBARK GOLD LIMITED and crossed "NOT NEGOTIABLE" as follows:

Deliver To:	*OR*	*Post To:*
Ironbark Gold Limited		Ironbark Gold Limited
Level 1, 350 Hay Street		Level 1, 350 Hay Street
SUBIACO WA 6008		SUBIACO WA 6008

To reach that address prior to 5.00 pm Western Standard Time on the Closing Date – 22 May 2007

A. Write your FULL NAME in Box A. This must be either your own name or the name of a company. If a company please also include its ACN/ARBN. You should refer to the bottom of this page for the correct forms of name which can be registered. Applications using the incorrect form of name may be rejected.

   If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid by the Company. Any decision by the Company as to whether to treat your Application as valid, and how to construe, amend or complete it, shall be final. You will not however be treated as having offered to subscribe for more Shares than is indicated by the amount of the accompanying cheque for the Application Monies referred to in Box H.

B. If you are applying as JOINT APPLICANTS, complete Boxes A and B. You should refer to the bottom of this page for instructions on the correct form of name. Up to three Joint Applicants may register.

C. Enter your POSTAL ADDRESS for all correspondence. All communications to you from the Share Registry (shareholding statements, dividend cheques, annual/interim reports, correspondence, etc) will be mailed to the person(s) and address as shown. For Joint Applications, only one address can be entered.

D. Please provide your TELEPHONE NUMBER(S) and EMAIL ADDRESS and contact name in case there is a need to contact you in relation to your Application.

E. Insert the date of completion of the Form.

F. Insert the NUMBER OF SHARES you wish to apply for in Box G.

G. Enter the amount of your Application Monies here. The amount must be equal to the number of Shares applied for multiplied by $2.50 per Share.

H. Complete cheque details as required. Cheques must be drawn on an Australian bank in Australian currency and made payable to "Ironbark Gold Limited and crossed "Not Negotiable". Do not send cash. A separate cheque should accompany each Application Form lodged. No receipt will be issued.

I. The Application Form does not need to be signed.

J. Enter your TAX FILE NUMBER (TFN) or exemption category beside your name. Where applicable, please enter the TFN for each Joint Applicant. Collection of TFNs is authorised by taxation laws but quotation of your TFN is not compulsory and will not affect your Application.

K. If you are sponsored in CHESS by a stockbroker or other participant, please enter your Holder Identification Number (HIN).

CORRECT FORMS OF REGISTRABLE TITLE

Note that ONLY legal entities are allowed to hold Shares. Application must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full given name and the surname is required for each natural person. Applications cannot be made by persons under 18 years of age. Examples of the correct form of registrable title are set out below.

TYPE OF INVESTOR	CORRECT FORM OF REGISTRABLE TITLE	INCORRECT FORM OF REGISTRABLE TITLE
Individual	John David Smith	J D Smith
Company	John Smith Fresh Foods Pty Ltd ACN 123 456 789	John Smith Fresh Foods
Trusts	John David Smith (Smith Family Trust A/C)	John Smith Family Trust
Deceased Estates	Michael Peter Smith (Est. John Smith d.)	John Smith (Deceased)
Partnerships	John David Smith and Michael Peter Smith	John Smith & Son
Clubs/Unincorporated Bodies	John David Smith (Smith Investment Club A/C)	Smith Investment Club
Superannuation Funds	John Smith Pty Ltd (Superannuation Fund A/C)	John Smith Superannuation Fund.

BEDFORD OFFER APPLICATION FORM

IRONBARK GOLD LIMITED
ABN 93 118 751 027

PLEASE REFER TO THE PROSPECTUS TO WHICH THIS BEDFORD OFFER APPLICATION FORM RELATES.

This acceptance form relates to an offer by Ironbark Gold Limited (ABN 93 118 751 027) (**Company**) of 8,000,000 Shares and 16,000,000 Bedford Options to Bedford Resources Holdings Limited (or its nominee) as set out in the Prospectus (**Bedford Offer**).

(1) DETAILS

Please complete the details below in respect to the Securities to be issued to Bedford Resources Holdings Limited:

Address of Bedford Resources Holdings Limited:
Contact name:
Contact phone number:

This Acceptance Form does not need to be signed by Bedford Resources Holdings Limited. By completing and lodging this Acceptance Form the Bedford Resources Holdings Limited hereby:

(1) applies for the number of Securities specified in the Acceptance Form or such lesser number as may be allocated by the Directors;

(2) agrees to be bound by the terms and conditions set out in the Prospectus and the Constitution of the Company; and

(3) authorises the Directors to complete or amend this Acceptance Form where necessary to correct any errors or omissions.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

Ironbark Gold Limited

ABN

93 118 751 027

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space)

1	+Class of +securities issued or to be issued	(a) fully paid ordinary shares (b) options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 18,300,000 (b) 16,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) n/a (b) exercisable at a price of $1.50 on or before 1 February 2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(a) Yes (b) options will not be quoted
5	Issue price or consideration	(a) $2.50 (b) nil cash consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Capital raising to complete the Acquisition, explore and develop the Citronen Project and provide working capital for existing projects.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	On or about 25 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	35,300,000	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,500,000	Fully paid ordinary shares
		2,000,000	Options exercisable at $0.30 on or before 10 August 2011
		16,000,000	Options exercisable at $1.50 on or before 1 February 2010

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jonathan Downes....................... (Director) Date: ..26 April 2007...

Print name: . Jonathan Downes..

== == == == ==

+ See chapter 19 for defined terms.

QUARTERLY ACTIVITIES REPORT
Ending March 2007

Ironbark Gold Limited (Ironbark) is a focused and dedicated base metal exploration and development Company listed on only the Australian Stock Exchange. The Company has a technically strong Board with significant relevant experience and owns a suite of base metal and precious metal projects in Australia and Greenland.

Highlights during the March Quarter

1. Major Zinc Project Acquisition
Ironbark entered into an agreement to acquire 100% of the major Citronen Zinc Project in Greenland representing 16.8Mt @ 7.8% Zinc, 0.9% lead. The project has outstanding exploration potential with mineralisation boundaries not defined by current drilling

2. Belara base metal project drilling
Drilling at the Belara base metals project in New South Wales, Australia returned significant results demonstrating continuity of mineralisation and grade. Mineralisation remains open and is increasing in width and grade at depth

3. Wolf Minerals IPO
Ironbarks specialty metals were divested to Wolf Minerals Limited which listed on the Australian Stock Exchange. Ironbark retains 3 million shares in Wolf Minerals Limited

4. Captains Flat base metal project drilling – Jerangle
Drilling at the Jerangle base metals project in New South Wales, Australia returned anomalous base metals assays but was terminated due to difficult ground conditions and high water flows. The drilling program was not effective and a more powerful drilling rig is currently being sought to continue the programme

Highlights Subsequent to the March Quarter

5. $25.75M Equity Raising and partnership with Glencore AG
Subject to shareholder approval, Ironbark has agreed to issue 10.3M shares to raise $25.75 million at a price of $2.50 per share to institutional, sophisticated and industry investors

6. Belara Project Initial Resource
First JORC compliant inferred resource estimate for the wholly owned Belara base metal project

1. MAJOR ZINC PROJECT ACQUISTION

Ironbark entered into an agreement to acquire 100% of the Citronen Zinc Project (Citronen) in Greenland.

Citronen represents one of the worlds largest undeveloped zinc resources. Citronen is located in northern Greenland (Figure 1), a self governed territory of the Kingdom of Denmark. This major acquisition significantly increases the scope of Ironbark towards becoming a substantial zinc producer.

Previous estimates of mineralisation associated with the Project were generated prior to the introduction of the JORC Code guidelines for the reporting of identified mineral resources and ore reserves. On this basis, previous estimates can not be reported as "resources" or "reserves" under the JORC Code guidelines. Whilst the Company considers these previous estimates are material and provide a reasonable reflection of the quantum and grade mineralisation, there can be no guarantee that re-classification will occur in accordance with the Company's objectives in the short term or at all.

The most recent resource estimate of the Project starts at approximately 16.8Mt tonnes at 7.8% zinc and 0.9% lead (approximately 8.3% zinc equivalent). This is based on 32,826 metres of diamond drilling conducted between 1993 and 1996 returning intercepts such as 28.8 metres @ 9.7% zinc (including a higher grade zone of 8.5m @ 19.0% zinc). The most recent resource estimate was taken from the Platinova A/S 1999 Annual report as lodged with the Toronto Stock Exchange and was in compliance with the Canadian Institute for Mining, Metallurgy and Petroleum standard for reporting mineral resources.

Ironbark considers that Citronen offers exceptional **large scale, low risk, long life and high margin production potential** as well as an **outstanding exploration opportunity** with the extent of mineralisation yet to be determined.

The mineralisation is considered to be of a SEDEX style zinc deposit and this model is potentially very large. The mineralisation starts from the surface and is shallow, flat lying and adjacent to a deep water fjord that may provide near mine ship docking and loading opportunities.

Ironbark has agreed to purchase 100% of Citronen for $6M cash and 8M shares in Ironbark, plus 16M options in Ironbark with an exercise price of $1.50 and maturity date of 1 February 2010. Separately, a 2.5% net smelter royalty (NSR) is payable.


IRONBARK GOLD

0 100 200km

Arctic Ocean

Citronen Fjord Zinc Deposit

Canadian Arctic Ocean

Canada

Washington Land Zinc Prospect

Polaris Zinc
Production 1982 - 2002

Greenland

Nanisivik Zinc
Production 1976 - 2000

Baffin Bay

Baffin Island

north

Maarmorilik (Black Angel) Zinc
Production from 1973 - 1990

plat_loc99_001

Figure 1: Location Plan - Citronen Zinc Project and other historic zinc mines

2. BELARA BASE METAL PROJECT

The Belara Project is located east of Wellington and approximately 90 kilometres north of Orange in New South Wales. Previous explorers have identified significant sediment-hosted zinc, lead, copper, silver and gold mineralisation from drilling undertaken between 1968 and 1993. The mineralisation has been identified over a strike of 2,200 metres.

The drilling program comprised 9 holes for 1,104 metres of reverse circulation (RC) drilling and 707.4 metres of diamond drilling (see Figure 2 and 3). The drilling has successfully confirmed the continuity of previously identified mineralisation and the tenor of the mineralisation between earlier drill holes. The drilling data is considered of sufficient density to support a JORC compliant resource to be calculated.

A program of extensional and infill drilling is currently being planned during the June quarter, 2007 to expand on the resource and to test the mineralisation at depth, which appears to be increasing in grade and width.



Belara Project
Drillhole collar location
and drill trace plan
Legend
Mine Sequence
Interpreted
Mine Sequence
Existing drill hole
trace
Ironbark drill hole
trace
Workings
Inset A
Inset B
Belara shafts
Native Bee shafts
6,416,500mN
6,416,000mN
6,415,500mN
6,415,000mN
6,414,500mN
6,414,000mN
710,500mE
711,000mE
Inset B
Native Bee
B'
B023
B024
Rock chip
sample locations
BNBRK002 - 004
B
Inset A
Belara
A'
B031
B030
B029
B028
B026
B027
B025
A
710,000mE
6,415,500mN

Figure 2: Plan view on the surface expression of Belara line of mineralisation



Belara - Native Bee Long Section and planned drilling
looking west +/-150m. Historical drilling and Ironbark drilling intercepts
showing gold equivalent (g/t AuEqv) and zinc equivalent (% ZnEqv) intercepts
South
North
A
A'
0.4m @ 1.3% Zn, 0.3% Pb, 10g/t Ag
1.3m @ 5.3% Zn, 1.3% Pb, 81g/t Ag, 0.6% Cu
Belara shafts
0.2m @ 37.0% Zn, 29% Pb, 341g/t Ag, 0.0% Cu
surface
existing drill hole trace
1m @ 20.5/13.4 & 3m @ 9.1 and 4.6 (AuEqv/ZnEqv)
0.2m @ 16.0% Zn, 1.7% Pb, 30g/t Ag, 0.17% Cu
2.5m @ 11.5/5.8 (AuEqv/ZnEqv)
Awaiting results
8.0m @ 4.2% Zn, 1.8% Pb, 62g/t Ag, 0.5% Cu, 0.5 g/t Au
2.3m @ 3.8% Zn 0.6% Pb, 52g/t Ag, 0.6% Cu
1m @ 12.3/6.2 (AuEqv/ZnEqv)
1.5m @ 16.9/8.6 (AuEqv/ZnEqv)
5.9m @ 1.8% Zn, 0.4% Pb, 28g/t Ag, 1.6% Cu, 0.6 g/t Au
6.0m @ 6.9% Zn, 2.5% Pb, 83g/t Ag, 0.6% Cu
Open down plunge
2.9m @ 6.0% Zn, 0.7% Pb, 37.5g/t Ag, 0.1% Cu
B
B'
Target Zone
Native Bee
?
Belara
0
500m
1,000m
1,500m
Native Bee shafts
Ineffective due to excessive deviation (>15 degree lift in first 60m)
4m @ 11.1/5.6 (AuEqv/ZnEqv)
BNBRK002-004 rock chip samples results up to 0.4 g/t Au 0.6% Cu, 3.7% Pb, 0.2% Zn, 28 g/t Ag
2.1m @ 4.5% Zn, 3.6% Pb, 76g/t Ag 0.3% Cu
2.7m @ 5.6% Zn, 1.9% Pb, 56g/t Ag, 0.4% Cu
existing drill hole trace
Ironbark drilling pierce point with hole number (B028)
B15 Existing drill hole number
4m @ 12.2/6.1 (AuEqv/ZnEqv)
Intercept width and calculated gold equivalent (AuEqv) and Zinc equivalent (ZnEqv) grade expressed as g/t AuEqv and % ZnEqv calculated based on:
Zn US$ 1.80/lb
Pb US$ 0.70/lb
Cu US$ 2.75/lb
Ag US$ 13/oz
Au US$ 625/oz
BNB_L9_0107_eqv_01

Figure 3: Long section of the Belara mineralisation

3. WOLF MINERALS LIMITED IPO

Ironbark entered into a co-operative divestment agreement of its wholly owned Burrandana and Kiawarra tungsten and tin projects to Wolf Minerals Limited (Wolf) for a consideration of 3 million Wolf shares. The divestment will see these projects receive the attention they deserve allowing Ironbark to continue to focus on its base metal and gold projects.

Wolf listed on the Australian Stock Exchange on 15 February 2007 following a strongly sought Initial Public Offer raising $3 million at $0.20 per share.

3. CAPTAINS FLAT BASE METAL PROJECT DRILLING- JERANGLE
(Ironbark earning 75%)

A number of targets have been identified as being prospective for base metal and gold mineralisation which are associated with Volcanogenic Massive Sulphide (VMS) deposits. These include amongst others, the Lake George Mine Deeps, Vanderbilt Hill, Anembo and Jerangle prospects.

Drilling at the Jerangle base metals project in New South Wales, Australia returned anomalous base metals assays but was terminated after completing only 500 metres of drilling due to difficult ground conditions and high water flows. The drilling program was not effective with very poor drill core recovery and a more powerful drilling rig is currently being sought to continue the programme and it is hoped that drilling will recommence during the June quarter, 2007. The next drilling program will target the deeper down-dip extensions to previously recorded base-metal intercepts.

5. $25.75M EQUITY RAISING AND PARTNERSHIP WITH GLENCORE AG

Ironbark has, subject to shareholder approval, entered into subscription agreements with institutional, sophisticated and industry investors to issue 10,300,000 shares to raise $25.75 million at a price of $2.50 per share. These funds are considered adequate to conclude the purchase of the Citronen Zinc Project (a further $4,500,000 payment) and provide working capital to aggressively progress the Citronen Zinc Project towards a full feasibility study for a period of two years.

Ironbark has also entered into a Heads of Agreement with Glencore International AG encompassing potential future funding, entering in an agency agreement to assist in marketing and the appointment of a non-executive Director to the Board of Ironbark.

Following the completion of this placement Merrill Lynch Equities (Australia) and Glencore International AG will become significant shareholders in Ironbark.

6. BELARA PROJECT INITIAL RESOURCE

Ironbark released the first JORC compliant inferred resource estimate for the wholly owned Belara base metal project (copper, lead, zinc, gold and silver) following a recent drilling program of:

1.0 million tonnes at 5.0% zinc, 0.4% copper, 1.5% lead, 0.3 g/t gold and 50 g/t silver (7.5% zinc equivalent, 10.2 g/t gold equivalent*) at a 4% zinc cutoff

Within a larger lower grade resource of:

3.8 million tonnes at 3.1% zinc, 0.4% copper, 1.0% lead, 0.2 g/t gold and 34 g/t silver (4.9% zinc equivalent, 6.7 g/t gold equivalent*) at a 1% zinc cutoff

Belara is located approximately 98km NNE of Orange in New South Wales, Australia. The resource estimate was prepared by independent minerals industry consultants Ravensgate. The Belara ore body begins at surface and has been estimated to a depth of 350 metres.

Ironbark considers the resource to be significant and is encouraged that the two deepest holes have returned the highest grade and widths indicating that the ore body is open ended at its thickest point. Ironbark plans to expand the resource by conducting further drilling targeting extensions to mineralisation. Additional drilling is planned to bring the resource to a higher level of confidence and increase the overall grade of the ore body.

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.Sc Hons(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to quality as a Competant Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exoploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Jonathan Downes

Managing Director
IRONBARK GOLD LIMITED
Level 1, 350 Hay Street,
Subiaco,
WA 6008

Tel: (08) 6461 6350

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001

Name of entity

IRONBARK GOLD LIMITED

ABN	Quarter ended ("current quarter")
93 118 751 027	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(434)	(635)
	(b) development		
	(c) production		
	(d) administration	(249)	(436)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received		75
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (Bond)		(9)
	Net Operating Cash Flows	(683)	(1,005)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects		(50)
	(b)equity investments		
	(c)other fixed assets	(2)	(2)
1.9	Proceeds from sale of:		
	(a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other deposit paid for the share sale agreement with Bedford Resources Holdings Limited	(1,500)	(1,500)
	Net investing cash flows	(1,502)	(1,552)
1.13	Total operating and investing cash flows *(carried forward)*	(2,185)	(2,557)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(2,185)	(2,557)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		3,000
1.15	Proceeds from sale of forfeited shares		-
1.16	Proceeds from borrowings		-
1.17	Repayment of borrowings		-
1.18	Dividends paid		-
1.19	Other - costs to issue		(201)
	Net financing cash flows		2,799
	Net (decrease) increase in cash held	(2,185)	242
1.20	Cash at beginning of quarter/year to date	2,792	365
1.21	Exchange rate adjustments to item 1.20		-
1.22	**Cash at end of quarter**	607	607

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	53
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

1. Payment of consulting and directors fees to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,600
4.2	Development	
	Total	4,600

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(239)	(34)
5.2	Deposits at call	846	2,826
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	607	2,792

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased	EL2007/02	Acquired (1)	0%	100%
		ELA0456	Acquired	0%	100%
		ELA0476	Acquired	0%	100%
		ELA0460	Acquired	0%	100%
		ELA0461	Acquired	0%	100%
		ELA0475	Acquired	0%	100%
		ELA2981	Acquired	0%	100%

(1) Acquired subject to shareholder approval at General Meeting to be held on 27 May 2007.

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	22,500,000	17,000,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	2,000,000		Exercise price $0.30	Expiry date 10 August 2011
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Stephen Brockhurst (Company secretary) Date: 30 April 2007

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jonathan Downes
Date of last notice	7 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Not Applicable
Date of change	2 May 2007
No. of securities held prior to change	**Direct** 120,000 fully paid ordinary shares 1,000,000 $0.30 options expiring 10/8/2011
Katrina Peta Downes (spouse of Jonathan Downes)	**Indirect** 2,000,000 fully paid ordinary shares
J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest)	10,000 fully paid ordinary shares
Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest)	10,000 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	25,000

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$87,500
No. of securities held after change Katrina Peta Downes (spouse of Jonathan Downes) J&K Downes Superfund A/C (an entity in which Jonathan Downes has a beneficial interest) Gold Member Pty Ltd (a company in which Jonathan Downes has a relevant interest)	**Direct** 120,000 fully paid ordinary shares 1,000,000 $0.30 options expiring 10/8/2011 **Indirect** 2,000,000 fully paid ordinary shares 10,000 fully paid ordinary shares 35,000 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Ironbark Gold



Ironbark Gold Limited
Level 1, 350 Hay Street,
Subiaco, 6008,
Western Australia,
Postal, PO Box 935,
West Perth, WA, 6872

T +61 8 6461 6350
F +61 8 6210 1872
www.ironbarkgold.com.au

10 May 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK ACQUIRES FURTHER ZINC PROJECTS

Ironbark Gold Limited (Ironbark) is pleased to report that it has lodged priority applications over three further zinc projects in Greenland (Figure 1). The projects are believed to offer excellent exploration potential and the final grant will be subject to approval being received from Bureau of Minerals and Petroleum under the Greenland Home Rule. A brief description of each of the projects is provided below:

Washington Land – Cass Prospect

The Cass Prospect was identified in 1999, the final year of a joint venture between Platinova AS and Rio Tinto targeting Mississippi Valley Type (MVT) base metal mineralisation. The Cass prospect is situated in the Franklinian Basin geological unit. The Cass Prospect mineralisation is considered to be contemporaneous with the Polaris and Nanisivik historic mines located in Canada.

Mineralisation at the Cass Prospect occurs within a structure with an observed strike length of approximately four kilometres. The structure outcrops poorly due to overlying glacial till including boulders and gravel. A rock chip composite sample collected on a profile across the discovery site returned 25 metres grading 8.9% zinc, 11.1% lead and 95 g/t silver. A single drill hole yielded 1.2 metres at 8.4% zinc, 0.04% lead and 94 g/t silver. Rio Tinto withdrew from the joint venture following the drilling. The hole is regarded as not necessarily intercepting the main target and will be followed up as a matter of priority.

Mesters Vig – Blyklippen Zinc Mine

The Blyklippen Zinc Mine was mined from 1956 to 1962 and yielded production of 544,600 tonnes for a recovered grade of 9.9% zinc and 9.3% lead. Previous explorers identified additional mineralised structures near the main mine and the project area is considered prospective and amenable to geophysical exploration techniques.

An excellent summary of the project has been prepared by GEUS (Geological Survey of Denmark and Greenland) and can be downloaded using the following link:

http://www.geus.dk/minex/go05.pdf

Navarana Fjord

In the Navarana Fjord anticline, a vertical, seven metre thick and 300 metre long, brecciated calcite vein crosscuts the limestone of the Portfield Formation. Centrally in the calcite vein of a one metre wide breccia zone epigenetic sphalerite occurs associated with barite, which constitutes 60-70% of the matrix. In addition another zinc-barite occurrence has been identified in the area which is described as a strata-bound occurrence within a carbonaceous shale and chert sequence. The model is described as being of the MVT base metal mineralisation.




IRONBARK GOLD LIMITED


Arctic Ocean
Greenland Sea
Navarana Fjord
Citronen Fjord
Canada
Station Nord
Washington Land
Danmark Havn
Town / Airbase
Ironbark Project
0 250km
Baffin Bay
Mestersvig
Scoresbysund

Figure 1: Location Plan of Ironbark Projects in Greenland

For further information please contact:

Jonathan Downes
Managing Director
IRONBARK GOLD LIMITED
Telephone: +61 8 6461 6350

11 May 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

IRONBARK UPDATE REGARDING FURTHER ZINC PROJECTS

Ironbark Gold Limited (Ironbark) provides further information regarding three further zinc projects in Greenland (Figure 1). The projects are believed to offer excellent exploration potential and the final grant will be subject to approval being received from Bureau of Minerals and Petroleum under the Greenland Home Rule. A brief description of each of the projects is provided below:

Washington Land – Cass Prospect

The Cass Prospect was identified in 1999, in a joint venture targeting Mississippi Valley Type (MVT) base metal mineralisation between Platinova AS and Rio Tinto Mining and Exploration Inc., (Rio Tinto) a subsidiary of London based Rio Tinto PLC (Rio Tinto). The Cass Prospect is situated in the Franklinian Basin geological unit. The Cass Prospect mineralisation is considered to be contemporaneous with the Polaris and Nanisivik historic mines located in Canada.

Mineralisation at the Cass Prospect occurs within a structure with an observed strike length of approximately four kilometres. The structure outcrops poorly due to overlying glacial till including boulders and gravel. A continuous rock chip composite sample spanning 25 metres on a profile across the structure returned an average grading 8.9% zinc, 11.1% lead and 95 g/t silver and a second continuous rock chip composite sample spanning 25 metre located 550 metres to the east returned an average grade of 3.7% zinc, 7% lead and 40 g/t silver. The precise details of sampling and assaying methodology are unknown however this information was released to the Toronto Stock Exchange in 1999. A single diamond drill hole yielded 1.2 metres at 8.4% zinc, 0.04% lead and 94 g/t silver. Rio Tinto withdrew from the joint venture following the drilling in 1999 at a period of low zinc and lead prices. The hole is regarded as not necessarily intercepting the main target and will be followed up as a matter of priority.

Mesters Vig – Blyklippen Zinc Mine

The Blyklippen Zinc Mine was mined from 1956 to 1962 and yielded production of 544,600 tonnes for a recovered grade of 9.9% zinc and 9.3% lead. Previous explorers identified additional mineralised structures near the main mine and the project area is considered prospective and amenable to geophysical exploration techniques.

An excellent summary of the project has been prepared by GEUS (Geological Survey of Denmark and Greenland) and can be downloaded using the following link:

http://www.geus.dk/minex/go05.pdf

Navarana Fjord

In the Navarana Fjord anticline, a vertical, seven metre thick and 300 metre long, brecciated calcite vein crosscuts the limestone of the Portfield Formation. Centrally in the calcite vein of a one metre wide breccia zone epigenetic sphalerite occurs associated with barite, which constitutes 60-70% of the matrix. In addition another zinc-barite occurrence has been identified in the area which is described as a strata-bound occurrence within a carbonaceous shale and chert sequence. The model is described as being of the MVT base metal mineralisation.


Arctic Ocean
Greenland Sea
Navarana Fjord
Citronen Fjord
Station Nord
Canada
Washington Land
Danmark Havn
Greenland
Town / Airbase
Ironbark Project
0 250km
Baffin Bay
Mestersvig
Scoresbysund

Figure 1: Location Plan of Ironbark Projects in Greenland

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr A Byass, B.Sc Hons(Geol), B.Econ, FSEG, MAIG an employee of Ironbark Gold Limited. Mr Byass has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competant Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exoploration Results, Mineral Resources and Ore Reserves. Mr Byass consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Jonathan Downes
Managing Director

IRONBARK GOLD LIMITED
Telephone: +61 8 6461 6350
Level , 350 Hay Street, Subiaco,WA 6008
www.ironbarkgold.com.au

21 May 2007

The Manager,
Company Announcement Office,
Australian Stock Exchange Limited

CITRONEN PROJECT UPDATE AND KEY APPOINTMENTS

Ironbark Gold Limited (Ironbark) is pleased to provide an update regarding the Citronen Zinc Project (Project) and to announce the appointment of key personnel who will significantly bolster the executive team.

Project Update

Ironbark has engaged the Danish based POLOG group to manage all logistical aspects of the Project exploration during 2007 including the procurement and transport to site of the required personnel and equipment including a new 40 man camp, fuel, food, general supplies and an on site helicopter. POLOG has extensive experience managing large scale mineral exploration projects in Greenland.

Greenland Resources A/S in partnership with Cyr Drilling International Limited based out of Canada (Cyr Drilling) have secured the relevant personnel required to operate the two diamond drilling rigs owned by Ironbark on a 24 hour basis commencing in late June and running into September. Gordon Cyr of Cyr Drilling was previously the principal of Midwest Drilling Ltd. Midwest Drilling Ltd co-ordinated all the past drilling at the Project from 1993. The 2008 drilling season is planned to commence in April and continue into September.

The Canadian based, global engineering and geological consulting firm Wardrop Engineering Inc has been engaged to provide start up geological input through the contracting of Greg Mosher. Greg Mosher is a highly experienced geologist and was involved in the exploration, discovery, interpretation and documentation of the Citronen Zinc Project from 1993 to 1995 inclusive. His input and knowledge will greatly assist Ironbark's exploration ramp up.

As part of the licence transfer process Ironbark has assumed the responsibility for all the equipment at the Project site. Ironbark currently has two drilling rigs, a bulldozer, tractor and ATVs as well as a very large inventory of spare parts (including a new drill rig engine, hundreds of metres of new drilling rods, diamond bits etc). Ironbark has completed a first pass site inspection with a team of mechanics and has started up the drill rig, bulldozer, generator and an ATV. Ironbark expects to commence drilling immediately following the expanded camp establishment in late June.

It is planned that one of the drilling rigs will be used to infill and confirm resources with the aim of providing sufficient drill density in several areas of wide-spaced drilling (+300m drill centres) to allow these intercepts to be included in a publicly reportable resource estimate. The second drilling rig will drill larger diameter diamond core and be used for geotechnical and metallurgical drilling within areas of currently quoted resources. This information will be used as part of the ongoing feasibility study

Key Appointments

In order to expedite Ironbark's project developments in Greenland and Australia, several key personnel have been added to the team. These include:-

David Round	Chief Financial Officer
Donald Maclean	Geology Manager (Greenland)
Gregory Campbell	Director of Engineering
Stepan Orlov	Senior Geologist (Greenland)



David Round - Chief Financial Officer and Company Secretary, B.Bus, CPA, MBA

David is a highly experienced accountant and company secretary with corporate finance and taxation experience in Australia and Europe. Previous roles include adviser to Chief Financial Officers of a number of groups including SNC Lavalin, International Drill-Quip, KPMG in London, Grant Thornton, Home Building Society, Satterley Property Group and several mining joint ventures based in Perth. David has been involved in numerous projects in WA market involving valuations, major capital raisings, expert reports and due diligence assignments for publicly listed and privately owned Organisations. David has most recently been employed in the role of Chief Operating Officer and Chief Financial Officer for the Western Force Super 14 Rugby Team.

David has a detailed understanding of new International Accounting Standards and their application to Australian listed groups which will be particularly pertinent to the management of Ironbarks Greenlandic operations.

Donald Maclean - Geology Manager (Greenland), B.Sc (Hons) Geol

Don is a geologist with over 13 years experience. Don has worked for Lynas Gold, Great Central Mines and later for Normandy Mining Limited at the Jundee mine in Western Australia in a Senior role. Most recently Don was been employed as the Manager Mine Development for Newmont at the Waihi Mine in New Zealand.

Donald has excellent management and geological skills which will be well utilised by Ironbarks Greenland operations during the development drilling and mining feasibility studies.

Gregory Campbell - Director of Engineering, BE (Chem) Hons, MAusIMM, MIEAust

Greg has agreed to substantially increase his role within Ironbark and move from his current non-executive Director position to a full time Executive Director role. Greg has over 17 years engineering experience across Australia covering chemical and process engineering, operating, marketing and financial analysis of projects in the metals industry. This experience has been gained in various capacities including eight years with BHP Limited in a range of engineering and technical roles, eight years in senior engineer consultancy roles with Kvaerner and Promet Engineers and both process engineering and technical marketing roles for Ausmelt Limited.

In his Executive position Greg will take on the roles of managing metallurgical and process and plant design in relation to the Company's mining feasibility studies.

Stepan Orlov - Senior Geologist (Greenland), B.Sc Geol, MAIG

Stepan has over 15 years experience in the mining and minerals industry. This experience has principally been gained through exploration in remote climates, including the Arctic and high altitude areas. Companies that Stepan has worked with include Jubilee Mines NL, Batavia Mining, Siberia Mining Corporation Limited and Fortescue Metals Group Limited. Stepan has planned and managed numerous exploration programs in remote climates.

In addition to these appointments, Ironbark has previously announced that it has engaged the services of Andrew Stocks in the role of Logistics Advisor. Andrew has over 20 years of experience in the minerals industry as a mining engineer and mine manager. He has held senior management positions with Barrack Gold (Mine Manager of open pit and underground gold mining operation) and most recently Crew Gold Corporation PLC. In the role of Vice president, Andrew managed and oversaw the commissioning of the Nalunaq gold mine in Greenland. In this role Andrew became familiar with the logistical requirements and business procedures in Greenland.

For further information please contact:
Jonathan Downes, Managing Director
IRONBARK GOLD LIMITED
Telephone: +61 8 6461 6350
Level 1, 350 Hay Street, Subiaco, Perth 6008

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Ironbark Gold Limited
ABN	93 118 751 027

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Bennetto
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note. In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	**Indirect (2)**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	**Indirect (1)** Gillie Bennetto (spouse of Peter Bennetto) **Indirect (2)** Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) **Indirect (3)** Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest) **Indirect (4)** Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)
Date of change	21 May 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change	**Direct** 360,000 fully paid ordinary shares
Gillie Bennetto (spouse of Peter Bennetto)	**Indirect (1)** 10,000 fully paid ordinary shares
Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Indirect (2)** 60,000 fully paid ordinary shares
Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Indirect (3)** 10,000 fully paid ordinary shares
Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Indirect (4)** 10,000 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$52,400
No. of securities held after change	**Direct** 360,000 fully paid ordinary shares
Gillie Bennetto (spouse of Peter Bennetto)	**Indirect (1)** 10,000 fully paid ordinary shares
Canonbar Investments Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Indirect (2)** 70,000 fully paid ordinary shares
Corporate Momentum Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Indirect (3)** 10,000 fully paid ordinary shares
Security Discount & Finance Pty Ltd (an entity in which Peter Bennetto has a beneficial interest)	**Indirect (4)** 10,000 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

Ironbark Gold Limited

ABN

93 118 751 027

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space)

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,000,000
39	Class of +securities for which quotation is sought	Fully paid ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Release from escrow

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
37,300,000	Fully paid ordinary shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jonathan Downes........................ Date: ..31 May 2007...
(Director)

Print name: . Jonathan Downes..

== == == == ==

+ See chapter 19 for defined terms.

Form 603

RECEIVED

2007 ... 10 A 11: 14

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme IRONBARK GOLD LIMITED

ACN/ARSN

1. Details of substantial holder (1)

Name MERRILL LYNCH & CO., INC.

ACN/ARSN (if applicable)

The holder became a substantial holder on 30/5/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	3,122,149	3,122,149	8.37%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
SEE APPENDIX 1		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
SEE APPENDIX 2			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
SEE APPENDIX 3				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
SEE APPENDIX 4	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE APPENDIX 5	

Signature

print name ROSS MCASEY capacity ATTORNEY-IN-FACT

sign here Ross N. McAsey date 5 / 6 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

Form 603 - Merrill Lynch as Initial Substantial Holder of Ironbark Gold Ltd

Appendix 1 - [item 3]

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Merrill Lynch & Co., Inc.	Beneficial Owner (deemed interest from its associates)	Ordinary share 3,122,149
Merrill Lynch Equities (Australia) Limited	- ditto -	Ordinary share 3,122,149

Appendix 1a - [item 3]

Stock Borrowing and Lending	Number of shares	Loan value
None	N/A	N/A

Appendix 2 - [item 4]

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
Merrill Lynch & Co., Inc.	Deemed interest from its associates	N/A	Ordinary share 3,122,149
Merrill Lynch Equities (Australia) Limited	Merrill Lynch Equities (Australia) Limited	N/A	Ordinary share 3,122,149

Appendix 3 - [item 5]

Holder of relevant interest	Date of acquisition	Consideration	Class and number of securities
Merrill Lynch Equities (Australia) Limited	Appendix 3a	Appendix 3a	Ordinary share 3,122,149

Appendix 4 - [item 6]

Name and ACN/ARSN (if applicable)	Nature of association
Merrill Lynch & Co., Inc.	Ultimate holding company
Merrill Lynch Equities (Australia) Limited	Subsidiary of Merrill Lynch & Co., Inc

Appendix 5 - [item 7]

Name	Address
Merrill Lynch & Co., Inc.	4 World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281
Merrill Lynch Equities (Australia) Limited	Level 38, Governor Phillip Tower, 1 Farrer Place Sydney NSW 2000

Transaction History

Appendix 1a

Period: 26 April 2007 to 30 May 2007

Ironbark Gold Limited LTD (ISIN: AU000000IBG1)

Trade Date	Transaction	Loan Value/ Consideration (AUS$)	Price (AUS$)	No of Shares	No of Shares Balance
Merrill Lynch Equities (Australia) Limited					
				brought forward	0
26-Apr-07	Buy	$126,586	$3.65	34,681	34,681
27-Apr-07	Buy	$487,012	$3.65	133,489	168,170
30-Apr-07	Buy	$82,204	$3.55	23,156	191,326
01-May-07	Buy	$53,250	$3.55	15,000	206,326
15-May-07	Sell	-$28,768	$4.77	-6,031	200,295
16-May-07	Sell	-$1,416	$4.80	-295	200,000
25-May-07	Buy	$117,833	$5.32	22,149	222,149
30-May-07	Buy	$7,250,000	$2.50	2,900,000	3,122,149



Ironbark Gold Limited
Level 1, 350 Hay Street,
Subiaco, 6008,
Western Australia,
Postal: PO Box 935,
West Perth, WA, 6872

T +61 8 6461 6350
F +61 8 6210 1872
www.ironbarkgold.com.au

ASX ANNOUNCEMENT

18 June 2007

ISSUE OF DIRECTORS OPTIONS

The Directors of Ironbark Gold Limited are pleased to announce that they have resolved to issue Mr Greg Campbell 100,000 options exercisable at $4.25 on or before 18 June 2012 subject to approval by members at the Annual General Meeting.

Mr Campbell has recently been appointed as Director of Engineering and will take on the role of managing metallurgical and process and plant design in relation to the Company's mining feasibility studies. Accordingly the Company would like to offer the options as an incentive for Mr Campbell to continue with the Company in the future.

Yours faithfully

Jonathan Downes
Managing Director





Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Ironbark Gold Limited

ABN

93 118 751 027

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	600,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercisable at a price of $4.25 on or before 18 June 2012

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No - Upon exercise of the options into ordinary fully paid shares, the allotted and issued shares will rank equally in all respects with an existing class of quoted securities. The option does not entitle the holder to participate in the next dividend or interest payment.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	On or about 18 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	35,300,000	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,500,000	Fully paid ordinary shares
		2,000,000	Options exercisable at $0.30 on or before 10 August 2011
		16,000,000	Options exercisable at $1.50 on or before 1 February 2010
		600,000	Options exercisable at $4.25 on or before 18 June 2012

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jonathan Downes........................ Date: ..18 June 2007...
(Director)

Print name: . Jonathan Downes...

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN SECURITIES EXCHANGE



IRONBARK GOLD LIMITED - SHARE SPLIT

Participating Organisations are advised that the share split of Ironbark Gold Limited (the "Company") will be effective on 3 July 2007.

The reorganisation of capital will by way of a share split whereby every fully paid ordinary share will be split into five fully paid ordinary shares.

Fractions will be rounded up.

The timetable is as follows.

21 May 2007	Shareholders approved the share split
3 July 2007	Trading commences in the reorganised securities on a deferred settlement basis. **ASX Code:** IBGDA - Fully paid ordinary shares
9 July 2007	Last day for the Company to register transfers on a pre-reorganisation basis.
10 July 2007	First day for the Company to register securities on a post reorganisation basis.
16 July 2007	Despatch of holding statements. Deferred Settlement trading ends. **ASX Code:** IBG – Fully paid ordinary shares
17 July 2007	Trading on a T+3 basis commences
20 July 2007	Settlement of trades conducted on a T+3 basis

ASX Contact:	Matthew Foy
Business Unit	Issuers, Perth
Date:	28 June 2007

ibg2007.06.28WC-MF.doc

